As filed with the Securities and Exchange Commission on July 16, 2002
                                                       Registration No. 33-97090
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                        POST-EFFECTIVE AMENDMENT NO. 8 to
                                    FORM S-1
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933
                             ----------------------

                               ACG Holdings, Inc.
                          American Color Graphics, Inc.
           (Exact name of registrants as specified in their charters)


           Delaware                           2750                 62-1395968
           New York                           2750                 16-1003976
(State or other jurisdiction of       (Primary standard          (IRS employer
incorporation of organization)    industrial classification      identification
                                         code numbers)              numbers)

         ACG Holdings, Inc.                    American Color Graphics, Inc.
          456 Main Street                           100 Winners Circle
   Ridgefield, Connecticut 06877                Brentwood, Tennessee 37027
           (203) 894-8509                             (615) 377-0377
          (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

                                TIMOTHY M. DAVIS
      Senior Vice President - Administration, General Counsel and Secretary
                               ACG Holdings, Inc.
                          American Color Graphics, Inc.
                                 456 Main Street
                          Ridgefield, Connecticut 06877
                                 (203) 894-8509
       (Name, address, including zip code, and telephone number, including area code, of agent for service for both registrants)

                                   Copies to:
                               ANDREW R. SCHLEIDER
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. |X|
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|
                             ----------------------
     This Post-Effective Amendment shall become effective in accordance with
Section 8(c) of the Securities Act of 1933.

================================================================================

Prospectus

                          American Color Graphics, Inc.
               12 3/4% SENIOR SUBORDINATED EXCHANGE NOTES DUE 2005
                                ----------------

          Unconditionally Guaranteed on a Senior Subordinated Basis by
                               ACG Holdings, Inc.
                                ----------------

         Interest on the 12 3/4% Senior Subordinated Exchange Notes Due 2005 is payable semiannually on February 1 and August 1 of each year. American Color Graphics may redeem any of the Notes. The current redemption price is 103.188% of their principal amount, plus accrued interest. The redemption price for the 12-month period beginning on August 1, 2002 will be 100% of their principal amount, plus accrued interest.

         The Notes rank junior to all existing and future senior indebtedness of American Color Graphics, Inc. and to all liabilities of its subsidiaries. The Notes will rank equally with any future senior subordinated indebtedness of American Color Graphics and will rank senior to any future subordinated indebtedness of American Color Graphics.

         The Notes are fully and unconditionally guaranteed on an unsecured senior subordinated basis by ACG Holdings. ACG Holdings has no significant assets other than the capital stock of American Color Graphics, all of which is pledged to secure senior indebtedness of ACG Holdings.

                                ----------------

         Investing in the Notes involves risks. See "Risk Factors" beginning on page 8.

         The Notes have received ratings from Moody's Investors Services Inc. and Standard and Poor's Ratings Services which are below "investment grade" and there is no required rating that must be maintained.

                                ----------------

         The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                ----------------

         Morgan Stanley & Co. Incorporated and Dean Witter Reynolds Inc. (collectively, "Morgan Stanley") will use this prospectus in connection with offers and sales of the Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Morgan Stanley may act as principal or agent in the transactions. American Color Graphics will receive no portion of the proceeds of the sales of the Notes and will bear the expenses incident to the registration of the Notes. If Morgan Stanley conducts any market-making activities, it may be required to deliver a "market-making prospectus" when effecting offers and sales of the Notes because of the equity ownership of ACG Holdings by certain private investment partnerships, which are affiliates of Morgan Stanley. For so long as a market-making prospectus is required to be delivered, the ability of Morgan Stanley to make a market in the Notes may be dependent, in part, on the ability of American Color Graphics and ACG Holdings to maintain a current market-making prospectus.


         July 16, 2002

                                                   TABLE OF CONTENTS

                                                  Page                                                            Page
                                                  ----                                                            ----
Prospectus Summary...................................1            Description of the Credit Agreement...............19
Risk Factors.........................................8            Description of the Notes..........................21
Use of Proceeds.....................................13            Certain Federal Income Tax
Capitalization......................................14                 Considerations...............................52
Selected Historical Financial Data..................15            Plan of Distribution..............................56
Management's Discussion and                                       Legal Matters.....................................56
     Analysis of Financial Condition                              Experts...........................................56
     and Results of Operations......................18            Available Information.............................57
Business............................................18            Forward-Looking Statements........................57
Management..........................................18            Appendix 1: Holdings' and Graphics' Annual
Certain Transactions................................18                 Report on Form 10-K for the Fiscal
Security Ownership of Certain                                          Year Ended March 31, 2002
     Beneficial Owners and Management...............18

                                -----------------

         You should rely only on information contained in this prospectus. We have not authorized anyone else to provide you with different information. Neither we nor Morgan Stanley are making an offer to sell or seeking offers to buy Notes in any state where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus.

                               PROSPECTUS SUMMARY

         The following summary highlights detailed information appearing elsewhere in this prospectus. As used in this prospectus, unless the context suggests otherwise, the terms "we," "us," "our" and "ours" refer to ACG Holdings, Inc. and its subsidiaries, including its wholly-owned subsidiary, American Color Graphics, Inc., the term "Graphics" refers to American Color Graphics, Inc. and its subsidiaries and the term "Holdings" refers to ACG Holdings, Inc. Our fiscal year ends on March 31 and references to our fiscal years are to the years in which they end. For example, the term "Fiscal Year 2002" refers to the year ended March 31, 2002. Market data used throughout this prospectus was obtained from industry publications and our internal company estimates. While we believe the market data is reliable, the accuracy of the data has not been independently verified and cannot be guaranteed.

         We are a successor to a business that commenced operations in 1926, and are one of the largest national diversified commercial printers in North America with nine print plants in eight states and Canada, seven stand-alone premedia facilities located throughout the United States and one digital visual effects facility located in California that provides special effects services for the motion picture industry. We operate primarily in two business segments of the commercial printing industry: print, which accounted for approximately 87% of total sales during Fiscal Year 2002 and premedia services conducted through our American Color division, which accounted for approximately 12% of total sales in Fiscal Year 2002. Our print business produces retail advertising inserts, comics and other publications. Our premedia services business assists customers in the capture, manipulation, transmission and distribution of images. The majority of this work leads to the production of a four-color image in a format appropriate for use by printers as well as other forms of media. Our print business and our premedia services business are both headquartered in Brentwood, Tennessee. Partnerships affiliated with Morgan Stanley & Co. Incorporated currently own 57.7% of the outstanding common stock and 72.7% of the outstanding preferred stock of Holdings.

         Print. Our print business, which accounted for approximately 87% of our sales in Fiscal Year 2002, produces retail advertising inserts, comics and other publications.

         Retail Advertising Inserts (86% of print sales in Fiscal Year 2002). We believe that we are one of the largest printers of retail advertising inserts in the United States. We print advertising inserts for approximately 270 retailers. Retail advertising inserts are preprinted advertisements, generally in color, that display products sold by a particular retailer or manufacturer. Advertising inserts are used extensively by many different retailers; including discount, department, supermarket, home center, drug and automotive stores. Inserts are an important and cost effective means of advertising for these merchants. Advertising inserts are primarily distributed through insertion in newspapers but are also distributed by direct mail or in-store by retailers and generally advertise for a specific, limited sale period. As a result, advertising inserts are both time sensitive and seasonal.

         Comics (8% of print sales in Fiscal Year 2002). We believe that we are one of the largest printers of comics in the United States. Comics consist of newspaper Sunday comics, comic insert advertising and comic books. We print Sunday comics for over 200 newspapers in the United States and Canada and print a significant share of the annual comic book requirements of Marvel Entertainment Group, Inc.

         Other Publications (6% of print sales in Fiscal Year 2002). We print local newspapers, TV guide listings and other publications.

         In the last quarter of the fiscal year ended March 31, 2001 ("Fiscal Year 2001"), the print segment began to present postage revenue in sales as opposed to netting postage revenue against the related postage costs within cost of sales. This presentation is consistent with the requirements of Emerging Issues Task Force 00-10 "Accounting for Shipping and Handling Fees and Costs" ("EITF 00-10"). Under EITF 00-10, the netting of revenues and expenses associated with shipping and handling is no longer permitted. The print segment's financial information for Fiscal Year 2001 and the fiscal year ended March 31, 2000 ("Fiscal Year 2000") has been reclassified to conform with this presentation.

         Premedia Services. Our premedia services business is conducted by our American Color division which accounted for approximately 12% of our sales in Fiscal Year 2002. We believe we are one of the largest full-service providers of premedia services in the United States (based upon revenues) and a technological leader in this industry. Our premedia services business commenced operations in 1975.

         We assist customers in the capture, manipulation, transmission and distribution of images. The majority of this work leads to the production of a four-color image in a format appropriate for use by printers as well as other forms of media. We make page changes, including type changes, and combine digital page layout information with electronically captured and color-corrected four-color images. From these digital files, proofs, final corrections, and finally, four-color films or digital files are produced for each page. The final four-color films or digital files enable printers to prepare plates for each color resulting in the appearance of full color on the printed page generated.

         Our revenue from these traditional services is being supplemented by additional revenue sources including digital asset management, managed services (operating premedia service facilities at a customer location), computer-to-plate services, creative services, conventional and digital photography, consulting and training services, multimedia and internet services, and software and data-base management. We have been a leader in implementing these new technologies, which enables us to reduce unit costs and effectively service the increasingly complex demands of our customers more quickly than many of our competitors. We have also been one of the leaders in the integration of electronic page make-up, desktop computer-based design and layout, and digital cameras into premedia production.

         The premedia services industry is highly fragmented, primarily consisting of smaller local and regional companies, with only a few national full-service premedia service companies such as American Color, none of which has a significant nationwide market share.

Competitive Advantages and Strategy

         Competitive Advantages. We believe that we have the following competitive advantages in our print and premedia services businesses:

         Modern Equipment. We believe that our web heatset offset and flexographic web printing equipment is generally among the most advanced in the industry and that the average age of our equipment is significantly less than the majority of our regional competitors and is comparable to our major national competitors. We incorporate technological changes as they occur in order to enhance our process controls and improve our quality. We acquire auxiliary equipment when appropriate to increase our product offerings and lower our costs. We are also committed to a comprehensive, long-term maintenance program, which enhances the reliability and extends the life of our presses and other production equipment. We also believe that our premedia equipment is significantly more advanced than many of our smaller regional competitors, many of whom have not incorporated digital premedia technologies and computer-to-plate services to the same extent as we have, nor adopted an open systems environment which allows greater flexibility and more efficient maintenance.

         Strong Customer Base. We provide printing services to a diverse base of customers, including approximately 270 retailers and over 200 newspapers in the United States and Canada. Our print services customer base includes a significant number of the major national retailers and larger newspaper chains as well as numerous smaller regional retailers. Our consistent focus on providing high quality print products and strong customer service at competitive prices has resulted in long-term relationships with many of these customers. Our premedia services customer base includes large and medium-sized customers in the retail, publishing, catalog and packaging businesses, many of whom also have long-term relationships with our print segment. We have been successful in continuing to increase the proportion of our business under long-term contracts.

         Competitive Cost Structure. We have reduced the variable and fixed costs of production at our print facilities over the past several years and believe we are well positioned to maintain our competitive cost structure in the future due to economies of scale. We have also reduced manufacturing costs and selling, general and administrative expenses in our premedia services business primarily through the application of certain digital premedia production methodologies, facility consolidation and continued cost containment focus.

         Strong Management Team. Our experienced print management group maintains a clear focus on our customers, growth, quality and continued cost reduction, resulting in an improved cost structure and a well-defined strategy for future expansion. Our management group in the premedia services business consists of individuals who we believe will manage the premedia services business for growth and profitability and will continue to upgrade our capabilities.

         National Presence. We believe our eight print plants in the United States and one plant in Canada provide us with distribution efficiencies, strong customer service, flexibility and short turnaround times, all of which are instrumental in our continued success in servicing our large national and regional retail accounts. Our sales and marketing groups provide the necessary customer coverage and enable us to successfully penetrate regional markets. We believe that our premedia services facilities provide us with contingency capabilities, increased capacity during peak periods, access to highly skilled technical personnel throughout the country, short turnaround time and other customer service advantages.

         Strategy. Our objective is to increase shareholder value by growing our revenues, increasing our market share and reducing costs. Our strategy to achieve this objective is as follows:

         o Grow unit volume using our national sales coverage, significant industry experience and customer-focused sales force and through continued capital expansion;

         o Improve our customer and product mix and increase our share of the retail advertising insert market and continue to adjust the mix of our customers and products to those that are more profitable and less seasonal, to maximize the use of our equipment and to focus on high value-added new business opportunities;

         o        Reduce manufacturing costs and improve quality; and

         o        Make opportunistic acquisitions.

Restructuring

          In January 2002, our Board of Directors approved a restructuring plan for our print and premedia services segments. This plan included the closing of one print and one premedia facility, the downsizing of another premedia facility and the relocation of certain equipment and personnel within our company. This plan was designed to improve asset utilization, operating efficiency and profitability. See note 14 to our consolidated financial statements appearing elsewhere in this prospectus.

Recent Developments

         Our sales for the first fiscal quarter ended June 30, 2002 were $128.2 million compared to $140.1 million for the comparable prior year period. Our net income for the first fiscal quarter was $4.5 million compared to $5.0 million for the comparable prior year period. EBITDA for the first fiscal quarter was $18.4 million compared to $21.2 million in the comparable prior year period

          Our first quarter results reflect a reduction in advertising spending that negatively impacted our premedia division. In addition, weakness in demand for our movie special effects division, Digiscope, has also negatively impacted earnings. The print division's earnings are comparable to those of the prior year.

         While we have experienced these revenue and income short-falls, we have been able to reduce our debt (including capital leases) to $243.2 million at June 30, 2002 from $259.9 million and $252.8 million at June 30, 2001 and March 31, 2002, respectively.

                        Summary Description of the Notes

         The following summary is provided for your convenience. You should read and consider carefully the more specific details contained elsewhere in this prospectus prior to investing in the Notes. For more detailed information on the Notes, see "Description of the Notes."

Issuer...........................    American Color Graphics, Inc.
Maturity Date....................    August 1, 2005.
Securities.......................    $185 million aggregate principal amount of
                                     12 3/4% Senior Subordinated Exchange Notes
                                     Due 2005.
Interest Payment Dates...........    February 1 and August 1.

Ranking..........................    The Notes rank junior to all existing and
                                     future senior indebtedness of Graphics,
                                     including indebtedness under our credit
                                     agreement. The Notes will rank equally with any future senior subordinated indebtedness of Graphics and will rank senior to any future subordinated indebtedness of
                                     Graphics.

                                     At March 31, 2002, Graphics had $81.0
                                     million of senior indebtedness, no senior subordinated indebtedness other than the Notes and no subordinated indebtedness outstanding. See "Risk Factors-- Our significant debt could adversely affect our ability to fulfill our obligations under the Notes," and "--The Notes rank junior to all senior indebtedness of Graphics and secured indebtedness under the credit agreement," and "--Holdings' guarantee of the Notes ranks junior to the guarantee by Holdings of Graphics' obligations under the credit agreement."

Guaranty.........................    Holdings has fully and unconditionally
                                     guaranteed the payment of principal and
                                     interest on the Notes on an unsecured
                                     senior subordinated basis. The guaranty by Holdings ranks junior to all existing and future senior indebtedness of Holdings, including its guaranty of Graphics' obligations under the credit agreement.
                                     Holdings conducts no business other than as the sole shareholder of Graphics and has no significant assets other than the capital stock of Graphics, all of which is pledged to secure Holdings' obligations under the credit agreement.

Optional Redemption..............    Graphics may redeem any of the Notes. The
                                     current redemption price is 103.188% of
                                     their principal amount, plus accrued
                                     interest. The redemption price will decline to 100% of their principal amount, plus accrued interest, on and after August 1, 2002.

Change of Control Triggering         Upon a change of control triggering event
  Event..........................    (as defined under "Description of the
                                     Notes"), Graphics will be required to make an offer to purchase the Notes. The purchase price will equal 101% of their principal amount plus accrued interest. The occurrence of a change of control triggering event will require Graphics to repay all indebtedness then outstanding which by its terms would prohibit Graphics from repurchasing the Notes or obtain consents from the holders of such indebtedness, including indebtedness outstanding under the credit agreement. See
                                     "Risk Factors -- Graphics may be unable to repurchase Notes upon a change of control triggering event."

Covenants........................    The indenture relating to the Notes
                                     contains covenants that, among other
                                     things, limit the ability of Graphics and its subsidiaries to:

                                          o     incur indebtedness,

                                          o     pay dividends,

                                          o     redeem capital stock,

                                          o     make investments and make other
                                                restricted payments,

                                          o     issue capital stock of
                                                subsidiaries,

                                          o     engage in transactions with
                                                stockholders and affiliates,

                                          o     sell assets or

                                          o     effect a merger and
                                                consolidations.


                                     However, these limitations are subject to a number of important qualifications and exceptions.

Credit Rating....................    The Notes have received ratings from
                                     Moody's Investors Services, Inc. and
                                     Standard and Poor's Ratings Group which are below "investment grade" and there is no required rating that must be maintained.

Settlement at DTC................    Transfers of Notes between participants in
                                     The Depository Trust Company will be
                                     effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds.

                        SUMMARY HISTORICAL FINANCIAL DATA

         The summary historical consolidated financial data and other data presented as of and for the fiscal years ended March 31, 2002, 2001, 2000, 1999 and 1998 were derived from our audited consolidated financial statements. The summary historical financial data should be read in conjunction with "Capitalization," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements appearing elsewhere in this prospectus.

                                                                   Fiscal Year Ended March 31,
                                                   ----------------------------------------------------------
                                                      2002        2001         2000        1999        1998
                                                   ----------  ----------   ----------  ----------  ---------
                                                                     (Dollars in thousands)
Statement of Income Data:
Sales............................................  $542,421    $606,039     $554,282    $520,343    $533,335
Gross profit.....................................    76,973      97,851       90,265      81,252      71,928
Restructuring costs and other special charges (a)    12,920          --           --       5,464       5,598
Operating income.................................    26,092      53,619       46,084      29,455      12,103
Interest expense,  net...........................    29,806      32,929       33,798      36,077      38,813

Income (loss) from continuing operations before
     extraordinary items.........................       722      24,423        9,470      (8,362)    (29,228)

Loss from discontinued operations, net of tax
(b)..............................................        --          --           --          --        (667)

Extraordinary loss on early extinguishment of
debt (c).........................................        --          --           --      (4,106)         --

Net income (loss)................................  $     722   $ 24,423     $  9,470    $(12,468)   $(29,895)

Balance Sheet Data (at end of period):
Working capital (deficit)........................  $    (865)  $ 15,288     $ (2,973)   $ (5,451)   $ 11,610
Total assets.....................................    280,513    302,202      303,812     299,000     329,958
Long-term debt and capitalized leases, including
     current installments........................    252,792    261,706      277,344     289,589     319,657

Other Data:
Net cash provided by operating activities .......  $  38,216   $ 40,913     $ 38,774    $ 48,137    $ 18,257
Net cash used by investing activities............    (16,493)   (19,006)     (24,145)    (10,364)    (10,100)
Net cash used by financing activities ...........    (17,189)   (21,968)     (14,576)    (37,812)     (8,143)
Capital expenditures (including lease
     obligations entered into)...................     24,550     25,271       22,724      16,238      23,713

Ratio of earnings to fixed charges...............         (d)     1.56x        1.32x         (d)         (d)

EBITDA: (e)
    Print........................................  $  57,170   $ 74,298     $ 72,543    $ 61,627    $ 46,838
    American Color...............................      8,437     17,075       11,003       5,283       8,405
    Other........................................     (4,034)    (3,068)      (3,539)     (2,624)     (2,876)
                                                   ----------  ----------   ----------  ----------  ---------
      Total......................................  $  61,573   $ 88,305     $ 80,007    $ 64,286    $ 52,367
                                                   ==========  ==========   ==========  ==========  =========

Notes to Summary Historical Financial Data

         (a) In January 2002, we approved a restructuring plan for our print and American Color divisions, which was designed to improve asset utilization, operating efficiency and profitability. We recorded $8.6 million of costs under this plan in Fiscal Year 2002. In March 1999, we approved a restructuring plan for our American Color division, which was designed to consolidate certain facilities in order to improve asset utilization and operational efficiency, modify the organizational structure as a result of facility consolidation and other changes and reduce overhead and other costs. We recorded $4.6 million of costs under this plan in the fiscal year ended March 31, 1999 ("Fiscal Year 1999"). In January 1998, we approved a restructuring plan for our print division designed to improve responsiveness to customer requirements, increase asset utilization and reduce overhead costs. We recorded $3.9 million of costs under this plan in the fiscal year ended March 31, 1998 ("Fiscal Year 1998"). In addition, we recorded $4.3 million, $0.9 million and $1.7 million of other special charges related to asset write-offs and write-downs in our print and American Color divisions in Fiscal Year 2002, Fiscal Year 1999 and Fiscal Year 1998, respectively. See note 14 to our consolidated financial statements appearing elsewhere in this prospectus for further discussion of Fiscal Year 2002 and 1999 restructuring activity.

         (b) In February of the fiscal year ended March 31, 1997, we made a strategic decision to shut down the operation of our wholly-owned subsidiary, Sullivan Media Corporation. Sullivan Media's shut down has been accounted for as a discontinued operation, and accordingly, Sullivan Media's operations are segregated in our consolidated financial statements for Fiscal Year 1998.

         (c) As part of a refinancing completed on May 8, 1998 (the "1998 Refinancing"), we recorded an extraordinary loss related to early extinguishment of debt of $4.1 million, net of zero taxes. This extraordinary loss primarily consisted of the write-off of deferred financing costs related to refinanced indebtedness.

         (d) For Fiscal Years 2002, 1999 and 1998, we had a deficiency of earnings to cover fixed charges of $4,351, $7,839 and $27,122, respectively. The deficiency of earnings to cover fixed charges is computed by subtracting earnings before fixed charges, income taxes, discontinued operations and extraordinary items from fixed charges. Fixed charges consist of interest expense and one-third of operating lease rental expense, which is deemed to be representative of the interest factor. The deficiency of earnings required to cover fixed charges includes non-cash depreciation of property, plant and equipment and amortization of goodwill and other assets and other non-cash charges which are reflected in the financial statements, in the following amounts (in thousands):

                                         Fiscal Year Ended March 31,
                                      ---------------------------------
                                        2002         1999         1998
                                      --------     --------     ---------
         Depreciation..............   $27,024      $29,651      $28,124
         Amortization..............     4,175        4,025       10,413
         Non-cash charges..........     4,723          945        2,301
                                      -------      -------      -------
                  Total............   $35,922      $34,621      $40,838
                                      =======      =======      =======

         (e) EBITDA is included in the Summary Historical Financial Data because we believe that investors regard EBITDA as a key measure of a leveraged company's performance and ability to meet its future debt service requirements. EBITDA is defined as earnings before net interest expense, income tax expense (benefit), depreciation, amortization, other non-cash expenses, other special charges related to asset write-offs and write-downs, other expense (income), discontinued operations and extraordinary items. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income (or any other measure of performance under generally accepted accounting principles) as a measure of performance or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Certain covenants in the indenture relating to the Notes and the bank credit agreement are based on EBITDA, subject to certain adjustments.

         EBITDA in Fiscal Year 2002 includes restructuring costs related to our print and American Color divisions of $6.5 million and $2.1 million, respectively. EBITDA in Fiscal Year 2000 includes $0.5 million of non-recurring costs associated with the consolidation of certain production facilities at our American Color division. EBITDA in Fiscal Year 1999 includes $4.6 million in restructuring costs related to our American Color division, $0.6 million of non-recurring costs associated with the consolidation of certain production facilities at our American Color division, $0.3 million of non-recurring employee termination expenses and $0.2 million of non-cash charges associated with an employee benefit program. EBITDA in Fiscal Year 1998 includes $3.9 million in restructuring costs related to our print division, $1.5 million of non-recurring charges associated with the relocation of our American Color division's corporate office and various severance related expenses, and $0.7 million of certain charges associated with employee benefit programs.

                                  RISK FACTORS

         In addition to the other information and financial data contained in this prospectus, you should carefully consider the following risk factors in evaluating us, our business and an investment in the Notes.

Our significant debt could adversely affect our ability to fulfill our obligations under the Notes.

         We have had a negative net worth in each of the last seven fiscal years. At March 31, 2002, our consolidated indebtedness including capital leases was approximately $252.8 million (including $19.9 million of current installments) and our negative net worth was $96.0 million. The level of our indebtedness could have important consequences to holders of the Notes including the following:

         o our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited;

         o a substantial portion of our cash flow from operations must be used to pay the principal of and interest on our indebtedness and will not be available for other purposes;

         o our level of indebtedness could limit our flexibility in planning for, or reacting to changes in, our business;

         o we are more highly leveraged than some of our competitors, which may place us at a competitive disadvantage; and

         o our high level of indebtedness makes us more vulnerable in the event of a downturn in our business.

If we are not able to satisfy our obligations, including our interest payment obligations, we could default on our indebtedness, including the Notes. See "In Fiscal Year 2002 and prior to Fiscal Year 2000, our earnings were insufficient to cover fixed charges; we may be unable to service our debt," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of the Credit Agreement."

         We may need additional financing in the future; however, we cannot assure you that we will be able to obtain any financing on acceptable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." In addition, the indenture relating to the Notes permits us to incur additional indebtedness to finance the acquisition of additional assets.

         In Fiscal Year 2002 and prior to Fiscal Year 2000, our earnings were insufficient to cover fixed charges; we may be unable to service our debt.

         The deficiency of earnings to cover fixed charges is computed by subtracting earnings before charges, income taxes, discontinued operations and extraordinary items from fixed charges. Fixed charges consist of interest expense and one-third of operating lease rental expense, which is deemed to be representative of the interest factor. The deficiency of earnings required to cover fixed charges includes non-cash depreciation of property, plant and equipment and amortization of goodwill and other assets and other non-cash charges which are reflected in the financial statements, in the following amounts (in thousands).

         In Fiscal Year 2001 and Fiscal Year 2000, our earnings to cover fixed charges exceeded our fixed charges by $19.5 million and $11.7 million, respectively. However, our earnings were insufficient to cover fixed charges for Fiscal Years 2002, 1999 and 1998 by $4.4 million, $7.8 million and $27.1 million, respectively. The deficiency of earnings to cover fixed charges is computed by subtracting earnings before fixed charges, income taxes, discontinued operations and extraordinary items from fixed charges. Fixed charges consist of interest expense and one-third of operating lease rental expense, which is deemed to be representative of the interest factor. The deficiency of earnings required to cover fixed charges includes non-cash depreciation of property, plant and equipment and amortization of goodwill and other assets and other non-cash charges which are reflected in the financial statements, in the following amounts (in thousands):

                                         Fiscal Year Ended March 31,
                                      ---------------------------------
                                        2002         1999         1998
                                      --------     --------     ---------
         Depreciation..............   $27,024      $29,651      $28,124
         Amortization..............     4,175        4,025       10,413
         Non-cash charges..........     4,723          945        2,301
                                      -------      -------      -------
                  Total............   $35,922      $34,621      $40,838
                                      =======      =======      =======

         We cannot assure you that we will be able to improve our earnings before fixed charges or that we will be able to meet our debt service obligations, including our obligations on the Notes. Graphics must make substantial principal and interest payments under the credit agreement during the next several years. The term loan facilities under the credit agreement require principal repayments in quarterly installments in the following aggregate annual amounts:

               Fiscal Year           Required Term Loan Principal Repayments
               -------------------------------------------------------------
                  2003                        $    9,949,092
                  2004                        $   21,702,984
                  2005                        $   17,472,738

If we do not generate sufficient cash flow to meet our debt service obligations, we could face liquidity problems and if we cannot raise alternative financing, we might be required to dispose of material assets or operations to meet our obligations. We cannot assure you of the timing of any sales or the proceeds which we could obtain from any sales. In addition, most of our indebtedness (other than the Notes) bears interest at floating rates (4.7% weighted average rate at March 31, 2002). If interest rates rise significantly, our ability to meet our debt service obligations, including our obligations under the Notes, may be adversely affected.

         If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on our indebtedness or, if we otherwise fail to comply with various covenants (including covenants in the credit agreement), we would be in default under the terms of the indebtedness. A default would permit the holders of our indebtedness to accelerate the maturity of the indebtedness and could cause defaults under our other indebtedness or result in our bankruptcy. A default or bankruptcy resulting from a default would result in a default on the Notes and could delay or preclude payment of principal of, or interest on, the Notes. Because the Notes rank junior in right of payment to all senior indebtedness of Graphics and at March 31, 2002, approximately 25% of our total assets were intangible assets, if holders of the Notes accelerate the maturity of the Notes, we may not be able to pay all amounts due on the Notes. Our ability to meet our obligations depends on our future performance, which is subject to prevailing economic conditions and to financial, business and other factors, including factors beyond our control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of the Credit Agreement."

Restrictive covenants in our indenture and credit agreement may restrict our ability to pursue our business strategies.

         The indenture relating to the Notes and our credit agreement impose significant operating and financial restrictions on us. These restrictions affect, and in some cases significantly limit or prohibit our ability to, among other things:

         o    incur additional indebtedness,

         o    create liens,

         o    sell assets,

         o    engage in mergers or acquisitions and

         o    make investments.

These restrictions could also limit our ability to:

         o    effect future financings,

         o    make needed capital expenditures,

         o    react to future industry trends,

         o    withstand downturns in our business or the economy or

         o    otherwise conduct necessary corporate activities.

         Our credit agreement contains covenants that require us to meet certain financial ratios. See "Description of the Credit Agreement." Failure to comply with any of the covenants could limit the availability of borrowings under the credit agreement or result in a default. We cannot assure you that we will be able to comply with the covenants. A default under the credit agreement could result in an acceleration of the Notes. Upon acceleration, the holders of the Notes may not be paid in full because under the indenture relating to the Notes, senior indebtedness of Graphics (including indebtedness under the credit agreement) would be entitled to be paid first. See "-- The Notes rank junior to all senior indebtedness of Graphics and secured indebtedness under the credit agreement."

The Notes rank junior to all senior indebtedness of Graphics and secured indebtedness under the credit agreement.

         The Notes rank junior to all senior indebtedness of Graphics, including indebtedness under the credit agreement. If a bankruptcy, liquidation or reorganization of Graphics occurs, the assets of Graphics will be available to pay obligations on the Notes only after all senior indebtedness of Graphics has been paid in full. We may not have sufficient assets remaining to pay amounts due on the Notes. See "Description of the Notes -- Ranking." At March 31, 2002, Graphics had $81.0 million of senior indebtedness outstanding. At that date, Graphics' subsidiaries had no liabilities (which would have been effectively senior to the Notes). In addition, the indebtedness under the credit agreement is secured by liens on substantially all of the assets of Graphics and guaranteed by Holdings, which guarantee is secured by a pledge of all of the capital stock of Graphics. See "Description of the Credit Agreement." Accordingly, if an event of default occurs under the credit agreement and the Notes, the lenders under the credit agreement will have a right before the holders of the Notes to the assets constituting collateral and may foreclose on the collateral to the exclusion of the holders of the Notes. In that event, the collateral would first be used to repay in full all amounts outstanding under the credit agreement. The assets of Graphics may not be available to satisfy the claims of holders of the Notes.

Holdings' guarantee of the Notes ranks junior to the guarantee by Holdings of Graphics' obligations under the credit agreement.

         Holdings has fully and unconditionally guaranteed the Notes on an unsecured, senior subordinated basis. Holdings' guarantee of the Notes ranks junior in right of payment to the guarantee by Holdings of Graphics' obligations under the credit agreement. Furthermore, Holdings conducts no business other than as sole shareholder of Graphics and has no significant assets other than the capital stock of Graphics, all of which has been pledged to secure Holdings' obligations under the credit agreement. As a result, currently there are no resources supporting Holdings' guarantee of the Notes that are incremental to those to which holders of the Notes already have access as direct creditors of Graphics. Generally, the indenture contains no restrictions on the activities of Holdings. See "Description of the Notes -- Guaranty."

Graphics may be unable to repurchase Notes upon a change of control triggering event.

         The credit agreement does not permit Graphics to repurchase Notes upon the occurrence of a change of control triggering event. In addition, the occurrence of a "Change of Control" under the credit agreement, which is defined to include a "Change of Control" under the Notes, would constitute an event of default under the credit agreement. See "Description of the Credit Agreement." Therefore, unless Graphics obtains a waiver, upon the occurrence of a change of control triggering event, the amounts outstanding under the credit agreement (and any other indebtedness then outstanding which by its terms would prohibit Graphics from repurchasing Notes) would have to be repaid before the holders of Notes could receive any payment. Due to Graphics' high level of indebtedness, we cannot assure you that we will have sufficient funds at the time of any change of control triggering event to pay any amounts due under the credit agreement or, thereafter, to make any required repurchases of the Notes.

         The obligation of Graphics to offer to repurchase Notes upon the occurrence of a change of control triggering event may in certain circumstances make more difficult or discourage a takeover of Graphics and Holdings and thus, the removal of incumbent management. Graphics could in the future enter into transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control triggering event under the indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect Graphics' capital structure or credit ratings. Except as described under "Description of the Notes

-- Change of Control Triggering Event," there are no covenants or other provisions in the indenture providing for a put or increased interest rate or otherwise that would afford holders of the Notes additional protection in the event of a recapitalization transaction, a change of control of Graphics and Holdings or a highly leveraged transaction.

We are subject to competitive pressures.

         Commercial printing in the United States is a large, highly fragmented, capital-intensive industry and we compete with numerous national, regional and local printers. A trend of industry consolidation in recent years can be attributed to:

         o customer preferences for larger printers with a greater range of services,

         o    capital requirements and

         o    competitive pricing pressures.

We believe that competition in the print business is based primarily on quality and service at a competitive price.

         Our premedia services business competes with numerous premedia services firms on both a national and regional basis. The industry is highly fragmented, primarily consisting of smaller local and regional companies, with only a few national full-service premedia companies such as American Color, none of which has a significant nationwide market share. We believe that the premedia services sector will continue to be subject to high levels of ongoing technological change and the need for capital expenditures to keep up with such change.

If we do not keep pace with technological changes, we will not be able to maintain our competitive position.

         The premedia services business has experienced rapid and substantial changes during the past few years primarily due to advancements in available technology, including the evolution to electronic and digital formats. Many smaller competitors have left the industry as a result of their inability to keep pace with technological advances required to service customer demands. We expect that further changes in technology will affect our premedia services business and that we will need to adapt to technological advances as they occur. As technology in this business continues to improve and evolve, we will need to make capital expenditures to maintain our competitive position. If we are unable to respond to future changes and advancements in premedia technology, our premedia services business could be adversely affected.

Because our business is sensitive to paper prices, if paper prices increase severely and we are unable to pass through price increases, our business could be adversely affected.

         Our results of operations and financial condition are affected by the cost of paper, which is determined by constantly changing market forces of supply and demand over which we have no control. If we are unable to pass through price increases, severe increases in paper prices could have a material adverse effect on our profits and cash flow. During Fiscal Year 1998, paper prices increased slightly through mid-year and then declined to near beginning of the year levels. In Fiscal Year 1999, as most grades of paper became more plentiful, paper prices declined. During Fiscal Year 2000, paper prices were on average at lower levels than comparable periods in the prior year. Throughout Fiscal Year 2001, the cost of paper increased. In Fiscal Year 2002, demand for advertising declined, resulting in reduced paper requirements. The reduction in paper requirements resulted in a decline in paper prices throughout the year.

         In accordance with industry practice, we generally pass through increases in the cost of paper to customers in the costs of our printed products, while decreases in paper costs generally result in lower prices to customers. Although we have been successful in passing through paper price increases to our customers, we cannot assure you that we will be able to pass through future paper price increases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, increases in the cost of paper, and therefore the cost of printed advertisements, may cause some of our advertising customers to reduce their print advertising programs, which could have a material adverse effect on us.

We may be unable to effectively integrate acquired businesses.

         As part of our long-term strategy, we seek to acquire other commercial printers and other premedia services businesses. This strategy also entails the integration of new start-up ventures into our operations. While management has experience acquiring companies and integrating their operations into our existing operations, we may not be able to find additional attractive acquisition candidates or succeed at effectively integrating acquired business and start-up ventures into our existing business.

Our noncompliance with or liability for cleanup under environmental regulations could adversely affect our business.

         We are subject to federal, state and local laws, regulations and ordinances that:

         o govern activities or operations that may adversely affect the environment, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and

         o impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances.

We believe that we currently conduct our operations, and in the past have operated our business, in substantial compliance with applicable environmental laws. Noncompliance with or liability for cleanup under the environmental laws applicable to us could have a material adverse effect on our results of operations or financial condition.

A court could avoid the Notes or the guarantee.

         If a court of competent jurisdiction in a suit by an unpaid creditor or a representative of creditors (such as a trustee in bankruptcy or a debtor-in-possession) were to find that Graphics (or Holdings) did not receive fair consideration or reasonably equivalent value for incurring the Notes (or the guarantee) or any debt that is refinanced with the Notes and, at the time of the incurrence of the Notes (or the guarantee) or such indebtedness, Graphics (or Holdings):

         o    was insolvent,

         o    was rendered insolvent by reason of such incurrence,

         o engaged in a business or transaction for which its remaining assets constituted unreasonably small capital,

         o intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured or

         o    intended to hinder, delay or defraud its creditors,

the court could avoid the Notes or the guarantee. If the indebtedness is avoided, the indebtedness represented by the Notes (or the guarantee) would likely be subordinated to existing and future indebtedness of Graphics (or Holdings). Management believes that the indebtedness of Graphics represented by the Notes, and the indebtedness of Holdings under its guarantee of the Notes, were incurred for proper purposes and in good faith, and that, based on present forecasts, asset valuations and other financial information at the time of issuance of the Notes, Graphics and Holdings were and are solvent, had and will have sufficient capital for carrying on their business and were and will be able to pay their debts as they mature. The measure of insolvency will vary depending upon the law of the relevant jurisdiction. Generally, however, a company would be considered insolvent for purposes of the above if the present fair saleable value of its assets is less than the amount that will be required to pay its probable liability on existing debts as they become absolute and matured.

Morgan Stanley & Co. Incorporated controls us and its interests could be in conflict with the interests of holders of the Notes.

         Entities affiliated with Morgan Stanley & Co. Incorporated own a substantial majority of the outstanding shares of capital stock of Holdings. Two of the current directors of Holdings, Messrs. Hoch and Fry, are employees of a subsidiary of Morgan Stanley & Co. Incorporated. As a result of these relationships, Morgan Stanley & Co. Incorporated may be deemed to control our management and policies, although such control is not exercised on a day-to-day basis. In addition, Morgan Stanley & Co. Incorporated may be deemed to control all matters requiring stockholder approval, including the election of all directors, the adoption of amendments to our certificate of incorporation and the approval of mergers and sales of all or substantially all of our assets. Circumstances could arise under which the interests of the entities affiliated with Morgan Stanley & Co. Incorporated could be in conflict with the interests of holders of the Notes. See "Certain Transactions" and "Security Ownership of Certain Beneficial Owners and Management."

There is no public market for the Notes.

         There is currently no established public market for the Notes. Graphics does not intend to list the Notes on any national securities exchange or to seek approval for quotation through any automated quotation system. Graphics has been advised by Morgan Stanley that it intends to make a market in the Notes. However, Morgan Stanley is not obligated to do so and any market-making activities with respect to the Notes may be discontinued at any time without notice. In addition, Morgan Stanley will be required to deliver a current prospectus in connection with any market-making activities and may be prohibited from engaging in market-making activities during certain distributions of securities by us. For so long as a market-making prospectus is required to be delivered, the ability of Morgan Stanley to make a market in the Notes may, in part, be dependent on the ability of Graphics and Holdings to maintain a current market-making prospectus. Accordingly, we cannot assure you that an active public or other market will develop for the Notes or as to the liquidity of or the trading market for the Notes. If a trading market does not develop or is not maintained, holders of the Notes may experience difficulty in reselling the Notes or may be unable to sell them at all. Any market that develops, if at all, may cease to continue at any time. If a public trading market develops for the Notes, future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, our results of operations and the market for similar securities and other factors, including our financial condition.


                                 USE OF PROCEEDS

         This prospectus is to be used by Morgan Stanley in connection with offers and sales of the Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Morgan Stanley may act as principal or agent in such transactions. We will not receive any portion of the proceeds of such sales.

                                 CAPITALIZATION

         The following table sets forth our consolidated capitalization as of March 31, 2002. This table should be read together with "Selected Historical Financial Data," "Description of the Credit Agreement" and our consolidated financial statements appearing elsewhere in this prospectus.


                                                                                       March 31, 2002
                                                                                   ----------------------
                                                                                   (Dollars in thousands)
Short-term debt:
   Current installments of long-term debt and capitalized leases:
     Term loan facilities ............................................................   $   9,949
     Other ...........................................................................       9,997
                                                                                         ---------
        Total short-term debt ........................................................   $  19,946
                                                                                         =========

Long-term debt:
   Term loan facilities ..............................................................   $  39,176
   Senior Subordinated Notes Due 2005 ................................................     171,755
   Other .............................................................................      21,915
                                                                                         ---------
        Total long-term debt and capitalized leases,
        excluding current installments ...............................................     232,846

Stockholders' deficit:
   Common stock, voting, $.01 par value, 5,852,223 shares
     authorized, 143,399 shares issued and outstanding ...............................           1
   Preferred stock, $.01 par value, 15,823 shares authorized,
     3,617 shares Series AA convertible preferred stock issued and outstanding,
     $39.4 million liquidation preference, and 1,606 shares Series BB convertible preferred stock issued and outstanding, $17.5 million
     liquidation preference ..........................................................        --
   Additional paid-in capital ........................................................      58,500
   Accumulated deficit ...............................................................    (140,340)
   Other accumulated comprehensive loss, net of tax ..................................     (14,181)
                                                                                         ---------
     Total stockholders' deficit .....................................................     (96,020)
                                                                                         ---------
        Total long-term debt and stockholders' deficit ...............................   $ 136,826
                                                                                         =========

                       SELECTED HISTORICAL FINANCIAL DATA

         The following table shows selected historical financial data as of and for the fiscal years ended March 31, 2002, 2001, 2000, 1999 and 1998. The balance sheet data as of March 31, 2002, 2001, 2000, 1999 and 1998 and the statement of operations data for the fiscal years ended March 31, 2002, 2001, 2000, 1999 and 1998 are derived from the audited consolidated financial statements for such periods and at such dates. The selected historical financial data below, for the fiscal year ended in March 31, 1998, also reflects our discontinued wholly-owned subsidiary, Sullivan Media. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements appearing elsewhere in this prospectus.


                                                                    Fiscal Years Ended March 31,
                                                  -------------------------------------------------------------
                                                      2002        2001         2000         1999         1998
                                                  -----------  ----------   ----------   ----------   ---------
                                                                       (Dollars in thousands)
Statement of Income Data:
Sales .........................................   $ 542,421    $ 606,039    $ 554,282    $ 520,343    $ 533,335
Cost of Sales .................................     465,448      508,188      464,017      439,091      461,407
                                                  -----------  ----------   ----------   ----------   ---------
  Gross Profit ................................      76,973       97,851       90,265       81,252       71,928
Selling, general and administrative
  expenses and amortization of goodwill (a) ...      37,961       44,232       44,181       46,333       54,227
Restructuring costs and other
  special charges  (b) ........................      12,920         --           --          5,464        5,598
                                                  -----------  ----------   ----------   ----------   ---------
  Operating income ............................      26,092       53,619       46,084       29,455       12,103
Interest expense, net .........................      29,806       32,929       33,798       36,077       38,813
Other expense .................................         637        1,194          627        1,217          412
Income tax expense (benefit) (c) ..............      (5,073)      (4,927)       2,189          523        2,106
                                                  -----------  ----------   ----------   ----------   ---------
    Income (loss) from continuing
         operations before extraordinary
         items ................................         722       24,423        9,470       (8,362)     (29,228)
                                                  -----------  ----------   ----------   ----------   ---------
Discontinued operations:  (d)
    Estimated loss on shut down, net of tax ...        --           --           --           --           (667)
Extraordinary loss on early extinguishment
    of debt (e) ...............................        --           --           --         (4,106)        --
                                                  -----------  ----------   ----------   ----------   ---------
    Net income (loss) .........................   $     722    $  24,423    $   9,470    $ (12,468)   $ (29,895)
                                                  ===========  ==========   ==========   ==========   =========
Balance Sheet Data (at end of period):
Working capital (deficit) .....................   $    (865)   $  15,288    $  (2,973)   $  (5,451)   $  11,610
Total assets ..................................     280,513      302,202      303,812      299,000      329,958

Long-term debt and capitalized
     leases, including current
     installments .............................     252,792      261,706      277,344      289,589      319,657
Stockholders' deficit .........................     (96,020)     (85,867)    (109,389)    (119,306)    (106,085)

Other Data:
Net cash provided by operating activities .....   $  38,216    $  40,913    $  38,774    $  48,137    $  18,257

Net cash used by investing activities .........     (16,493)     (19,006)     (24,145)     (10,364)     (10,100)

Net cash used by financing activities .........     (17,189)     (21,968)     (14,576)     (37,812)      (8,143)

Capital expenditures (including lease
     obligations entered into) ................      24,550       25,271       22,724       16,238       23,713
Ratio of earnings to fixed charges ............         (f)        1.56x        1.32x          (f)          (f)

EBITDA  (g) ...................................      61,573       88,305       80,007       64,286       52,367

Notes to Selected Historical Financial Data

         (a) Selling, general and administrative expenses included within the following table include amortization of goodwill in each period presented. In addition, Fiscal Year 1998 selling, general and administrative expenses includes $1.5 million of non-recurring American Color charges associated with the relocation of American Color's corporate office and various severance related expenses and $0.6 million of non-cash charges associated with an employee benefit program.

         (b) In January 2002, we approved a restructuring plan for our print and American Color divisions, which was designed to improve asset utilization, operating efficiency and profitability. We recorded $8.6 million of costs under this plan in Fiscal Year 2002. In March 1999, we approved a restructuring plan for our American Color division, which was designed to consolidate certain facilities in order to improve asset utilization and operational efficiency, modify the organizational structure as a result of facility consolidation and other changes and reduce overhead and other costs. We recorded $4.6 million of costs under this plan in Fiscal Year 1999. In January 1998, we approved a restructuring plan for our print division designed to improve responsiveness to customer requirements, increase asset utilization and reduce overhead costs. We recorded $3.9 million of costs under this plan in Fiscal Year 1998. In addition, we recorded $4.3 million, $0.9 million and $1.7 million of other special charges related to asset write-offs and write-downs in our print and American Color divisions in Fiscal Year 2002, Fiscal Year 1999 and Fiscal Year 1998, respectively. See note 14 to our consolidated financial statements appearing elsewhere in this prospectus for further discussion of Fiscal Year 2002 and 1999 restructuring activity.

         (c) In the fourth quarter of Fiscal Year 2002, our valuation allowance for deferred tax assets was reduced by $5.5 million, resulting in a corresponding credit to deferred income tax expense. This adjustment reflected a change in circumstances which resulted in a judgment that a corresponding amount of our deferred tax assets will be realized in future years. The valuation allowance decreased by $0.1 million during Fiscal Year 2002 as a result of changes in the deferred tax items. This decrease primarily includes the $5.5 million decrease discussed above and a $4.2 million increase related to the tax effect of the minimum pension liability, which is a component of other comprehensive income.

         (d) In February of the fiscal year ended March 31, 1997, we made a strategic decision to shut down the operation of our wholly-owned subsidiary, Sullivan Media. Sullivan Media's shutdown has been accounted for as a discontinued operation, and accordingly, Sullivan Media's operations are segregated in our consolidated financial statements.

         (e) As part of the 1998 Refinancing, we recorded an extraordinary loss related to early extinguishment of debt of $4.1 million, net of zero taxes. This extraordinary loss primarily consisted of the write-off of deferred financing costs related to refinanced indebtedness.

         (f) For Fiscal Years 2002, 1999 and 1998, we had a deficiency of earnings to cover fixed charges of $4,351, $7,839 and $27,122, respectively. The deficiency of earnings to cover fixed charges is computed by subtracting earnings before fixed charges, income taxes, discontinued operations and extraordinary items from fixed charges. Fixed charges consist of interest expense and one-third of operating lease rental expense, which is deemed to be representative of the interest factor. The deficiency in earnings required to cover fixed charges includes non-cash depreciation of property, plant and equipment and amortization of goodwill and other assets and other non-cash charges which are reflected in the financial statements, in the following amounts (in thousands):


                                         Fiscal Year Ended March 31,
                                      ---------------------------------
                                        2002         1999         1998
                                      --------     --------     ---------
         Depreciation..............   $27,024      $29,651      $28,124
         Amortization..............     4,175        4,025       10,413
         Non-cash charges..........     4,723          945        2,301
                                      -------      -------      -------
                  Total............   $35,922      $34,621      $40,838
                                      =======      =======      =======

         (g) EBITDA is included in the Selected Historical Financial Data because we believe that investors regard EBITDA as a key measure of a leveraged company's performance and ability to meet its future debt service requirements. EBITDA is defined as earnings before net interest expense, income tax expense (benefit), depreciation, amortization, other non-cash expenses, other special charges related to asset write-offs and write-downs, other expense (income), discontinued operations and extraordinary items. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income (or any other measure of performance under generally accepted accounting principles) as a measure of performance or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Certain covenants in the indenture relating to the Notes and the bank credit agreement are based on EBITDA, subject to certain adjustments.

         EBITDA in Fiscal Year 2002 includes restructuring costs related to our print and American Color divisions of $6.5 million and $2.1 million, respectively. EBITDA in Fiscal Year 2000 includes $0.5 million of non-recurring costs associated with the consolidation of certain production facilities at our American Color division. EBITDA in Fiscal Year 1999 includes $4.6 million in restructuring costs related to our American Color division, $0.6 million of non-recurring costs associated with the consolidation of certain production facilities at our American Color division, $0.3 million of non-recurring employee termination expenses and $0.2 million of non-cash charges associated with an employee benefit program. EBITDA in Fiscal Year 1998 includes $3.9 million in restructuring costs related to our print division, $1.5 million of non-recurring charges associated with the relocation of our American Color division's corporate office and various severance related expenses, and $0.7 million of certain charges associated with employee benefit programs.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

See Item 7 in Part II of the Annual Report attached as Appendix 1 hereto.

                                    BUSINESS

See Items 1, 2 and 3 in Part I of the Annual Report attached as Appendix 1 hereto.

                                   MANAGEMENT

See Items 10 and 11 in Part III of the Annual Report attached as Appendix 1 hereto.

                              CERTAIN TRANSACTIONS

See Item 13 in Part III of the Annual Report attached as Appendix 1 hereto.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

See Item 12 in Part III of the Annual Report attached as Appendix 1 hereto.

                       DESCRIPTION OF THE CREDIT AGREEMENT

         The following is a summary of the material provisions of the credit agreement. The summary is not complete. We urge you to read the credit agreement. A copy of the credit agreement is filed as an exhibit to the registration statement of which this prospectus is a part. Defined terms that are used but not defined in this section have the meanings given such terms in the credit agreement.

         On May 8, 1998, we entered into a $145 million credit agreement with a syndicate of lenders. The credit agreement comprises:

         o a $70 million revolving credit facility, which is not subject to a borrowing base limitation, maturing on March 31, 2004;

         o a $25 million amortizing term loan facility maturing on March 31, 2004; and

         o a $50 million amortizing term loan facility maturing on March 31, 2005.

         Interest under the credit agreement is floating, based upon existing market rates plus agreed-upon margin levels. In addition, we are obligated to pay specific commitment and letter of credit fees. The margin levels and fees will decrease if we achieve specified leverage ratio measures.

         Borrowings under the credit agreement are secured by substantially all of Graphics' assets. In addition, Holdings has guaranteed the indebtedness under the credit agreement, which guarantee is secured by a pledge of all of Graphics' stock.

         The credit agreement requires satisfaction of certain financial covenants including minimum consolidated EBITDA, consolidated interest coverage ratio and leverage ratio requirements.

         The $25 million term loan facility must be repaid in quarterly installments beginning June 30, 2002, with the first quarterly installment equal to $2.1 million and thereafter of approximately $1.1 million each quarter through its maturity date of March 31, 2004. The $50 million term loan facility must be repaid in quarterly installments beginning June 30, 2002, with the first quarterly installment equal to $4.4 million and thereafter of approximately $0.1 million each quarter from September 30, 2002 through March 31, 2003 and approximately $4.4 million each quarter from June 30, 2003 through its maturity date of March 31, 2005. We are also required to prepay the loans under certain circumstances with excess cash flows and proceeds from certain sales of assets, equity and incurrence of indebtedness.

         The credit agreement restricts our ability to, among other things:

         o    consummate mergers and acquisitions,

         o    make investments,

         o    pay dividends and other distributions,

         o    incur liens,

         o    incur additional indebtedness,

         o    make capital expenditures,

         o    enter into transactions with affiliates,

         o    issue stock of subsidiaries, and

         o enter into agreements that contain restrictions affecting subsidiaries.

In addition, the agreement includes various other customary affirmative and negative covenants.

         The failure to satisfy any of the covenants will, after giving effect to any applicable grace period, constitute an event of default under the credit agreement, notwithstanding the ability of Graphics to meet its debt service obligations. The credit agreement includes other customary events of default, including cross defaults to other indebtedness, change of control provisions and certain events including bankruptcy, reorganization and insolvency. An event of default under the credit agreement would allow the lenders to accelerate or, in certain cases, would automatically cause the acceleration of, the maturity of the indebtedness under the credit agreement and would restrict the ability of Graphics to meet its obligations on the Notes.

                            DESCRIPTION OF THE NOTES

         The Notes were issued under an indenture, dated as of August 15, 1995, among Graphics, Holdings and NationsBank of Georgia, National Association, and effective December 4, 1995, The Bank of New York, through the acquisition of the corporate trust business of NationsBank of Georgia, National Association, as trustee (the "Trustee"). The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended, as in effect on the date of the indenture. A copy of the indenture is filed with the Commission as an exhibit to the Registration Statement of which this prospectus is a part. The following is a summary. The summary is not complete. We urge you to read the indenture. In this section, "Graphics" refers only to American Color Graphics, Inc. and not to any of its subsidiaries.

General

         The Notes are unsecured senior subordinated obligations of Graphics, limited to $185 million aggregate principal amount. The Notes will mature on August 1, 2005.

         Each Note will bear interest at 12 3/4% per annum from the most recent interest payment date to which interest has been paid. Interest on the Notes will be payable semiannually on February 1 and August 1 of each year. Interest will be paid to holders of record at the close of business on the January 15 or July 15 immediately preceding the interest payment date. Interest is computed on a 360-day year of twelve 30-day months.

         Interest on overdue principal and (to the extent permitted by law) on overdue installments of interest will accrue at the rate per annum borne by the Notes.

Optional Redemption

         On or after August 1, 2000, Graphics may redeem any of the Notes upon not less than 30 nor more than 60 days' notice by paying the applicable redemption price at the time of redemption, plus accrued interest to the date of redemption. The redemption price that Graphics will have to pay to redeem Notes on a redemption date that occurs during the 12-month period beginning on August 1 of the years indicated below will be the corresponding percentage of principal amount set forth below opposite such year, plus accrued interest, if any, on such Notes to the redemption date:

                  Year                                        Redemption Price
                  -----                                       ----------------
                  2001.....................................        103.188
                  2002 and thereafter......................        100.000

Sinking Fund

         There will be no mandatory sinking fund payments for the Notes.

Ranking

         Summary

         The Notes will be senior subordinated Indebtedness of Graphics. This means that the payment of principal, premium and interest on the Notes is subordinated to the prior payment in full of all of Graphics' existing and future Senior Indebtedness. See "Risk Factors -- Our significant debt could adversely affect our ability to fulfill our obligations under the Notes."

         However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under "-- Defeasance" below will not be subordinated in right of payment to any Senior Indebtedness or subject to the restrictions described below.

         The Guaranty will be senior subordinated Indebtedness of Holdings. The Indebtedness evidenced by the Guaranty will be subordinated on the same basis to Senior Indebtedness of Holdings as the Notes are subordinated to Graphics' Senior Indebtedness.

         At March 31, 2002, Graphics had $81.0 million of Senior Indebtedness, no senior subordinated indebtedness other than the Notes and no subordinated indebtedness outstanding and Graphics' subsidiaries had no liabilities (which would have been effectively senior to the Notes).

         Terms of Subordination

         Graphics may not make any payment with respect to any Senior Subordinated Obligations if at such time there exists a default in the payment of any Senior Indebtedness unless (x) the default has been cured or waived and any acceleration of such Indebtedness has been rescinded or (y) such Senior Indebtedness has been paid in full in cash or cash equivalents. However, Graphics may make any payment with respect to the Notes without regard to the foregoing if Graphics and the Trustee receive written notice approving such payment from the Representative of such Senior Indebtedness. During the continuance of any default (other than a payment default described in the second preceding sentence) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or after the expiration of any applicable grace periods, Graphics may not make any payment with respect to the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by Graphics and the Trustee of written notice of such default from the Representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period (a "Payment Blockage Notice") and ending 179 days thereafter (or earlier (1) if such Payment Blockage Period is terminated by written notice to the Trustee and Graphics from the Person who gave such Payment Blockage Notice, (2) by repayment in full of the Designated Senior Indebtedness on behalf of which the Payment Blockage Notice was given or (3) if no default permitting acceleration of any Designated Senior Indebtedness is continuing). Notwithstanding the provisions described in the immediately preceding sentence, unless the holders of such Designated Senior Indebtedness or the Representative of such holders shall have accelerated the maturity of such Designated Senior Indebtedness, Graphics may, subject to the provisions contained in the first sentence of this paragraph, resume payments on the Notes after such Payment Blockage Period. The Notes will not be subject to more than one Payment Blockage Notice in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period; provided, however, that if any Payment Blockage Notice within such 360-day period is given by or on behalf of any holders of Designated Senior Indebtedness (other than by the Bank Agent in respect of the Bank Credit Agreement), the Bank Agent may give another Payment Blockage Notice in relation to the Bank Credit Agreement within such period; provided further, however, that in no event may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360 consecutive day period. For purposes of the subordination provisions described hereunder, no default or event of default (excluding defaults and events of default arising under financial covenants) which existed or was continuing (it being acknowledged that any subsequent action that would give rise to an event of default pursuant to any provision under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose) on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the Representative of such Designated Senior Indebtedness, even if not within a period of 360 consecutive days, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

         Upon any payment or distribution of assets or securities of Graphics of any kind or character, whether in cash, property or securities, upon a total or partial liquidation or a total or partial dissolution of Graphics or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Graphics or its property, the holders of Senior Indebtedness shall be entitled to receive payment in full of all Senior Indebtedness in cash or cash equivalents before holders of the Notes shall be entitled to receive any payment or distribution in respect of any Senior Subordinated Obligations.

         If payment of the Notes is accelerated because of an Event of Default, Graphics or the Trustee shall promptly notify the holders of Designated Senior Indebtedness (or their Representative) of the acceleration. If any Designated Senior Indebtedness is outstanding, Graphics may not make any payment in respect of Senior

Subordinated Obligations until five Business Days after such notice is received and, thereafter, may pay the Senior Subordinated Obligations only if the subordination provisions of the indenture otherwise permit the payment at that time.

         By reason of the subordination provisions contained in the indenture, in the event of insolvency, creditors of Graphics who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Notes, and creditors of Graphics who are not holders of Senior Indebtedness or the Notes may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of the Notes.

Guaranty

         Holdings, as primary obligor and not merely as surety, has irrevocably, fully and unconditionally guaranteed on an unsecured senior subordinated basis, the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of Graphics under the indenture and the Notes, whether for principal of or interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by Holdings being herein called the "Guaranteed Obligations"). Holdings agreed to pay, on a senior subordinated basis and in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under the Guaranty with respect to Holdings.

         The obligations of Holdings under the Guaranty are unsecured senior subordinated obligations. As such, the rights of Noteholders to receive payment by Holdings pursuant to the Guaranty will be subordinated in right of payment to the rights of holders of Senior Indebtedness of Holdings. At March 31, 2002, Holdings had outstanding $81.0 million of Senior Indebtedness, including its obligations under the Bank Credit Agreement. The indenture does not limit the incurrence of Indebtedness by Holdings.

         The Guaranty is a continuing guarantee and shall (a) remain in full force and effect until payment in full of all the Guaranteed Obligations, (b) be binding upon Holdings and (c) enure to the benefit of and be enforceable by the Trustee, the Holders and their successors, transferees and assigns.

         Pursuant to the indenture, Holdings may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the same extent Graphics may consolidate with, merge with or into, or transfer all or substantially all its assets to, any other Person; provided, however, that if such other Person is not Graphics, Holdings' obligations under the indenture must be expressly assumed by such other Person. See "Successor Company."

Certain Covenants

         Overview

         In the indenture, Graphics has agreed to certain covenants that limit its ability and the ability of its Restricted Subsidiaries to, among other things:

         o    incur additional debt;

         o pay dividends, acquire shares of Capital Stock, make payments on subordinated debt or make investments;

         o    place limitations on distributions from Restricted Subsidiaries;

         o    sell assets;

         o    enter into transactions with shareholders and affiliates; and

         o    effect mergers.

         In addition, if a Change of Control Triggering Event occurs, each holder of Notes will have the right to require Graphics to repurchase all or a part of the holder's Notes at a price equal to 101% of the principal amount of those Notes, plus any accrued interest to the date of repurchase.

         Limitation on Indebtedness

         (a) Graphics shall not, and shall not permit any of its Restricted Subsidiaries to, Incur any Indebtedness; provided, however, that Graphics may Incur Indebtedness if on the date of such Incurrence the Consolidated Coverage Ratio would be greater than 1.75 to 1.0, on or prior to August 1, 1998, and 2.0 to 1.0, thereafter.

         (b) Notwithstanding the foregoing paragraph (a), Graphics and its Restricted Subsidiaries may Incur any or all of the following Indebtedness:

              (1) Indebtedness Incurred pursuant to one or more credit facilities (including related Guarantees and security agreements) in an aggregate principal amount outstanding at any time not to exceed the greater of:

                   (A) the sum of (x) 90% of the consolidated book value of the accounts receivable of Graphics and its Restricted Subsidiaries and (y) 60% of the consolidated book value of the inventory of Graphics and its Restricted Subsidiaries, in each case as determined at the time of the respective Incurrence in accordance with GAAP and

                   (B) $75,000,000;

         provided, however, that no Restricted Subsidiary shall Incur Indebtedness pursuant to this clause (1) in an aggregate principal amount outstanding at any time which exceeds the sum of (a) 90% of the book value of its accounts receivable on a stand-alone basis and (b) 60% of the book value of its inventory on a stand-alone basis, in each case as determined in accordance with GAAP;

              (2) Indebtedness of Graphics (and any Guarantee or Liens with respect thereto) originally Incurred pursuant to the term loan provisions of the Bank Credit Agreement and any refinancing thereof in an aggregate principal amount outstanding at any time not to exceed (a) $60,000,000 less (b) the aggregate sum of all principal payments actually made from time to time under the Bank Credit Agreement or such refinancing as a result of the application of Net Available Cash pursuant to the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock";

              (3) Indebtedness owed to and held by Graphics or a Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Indebtedness (other than to Graphics or another Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness;

              (4) the Notes;

              (5) Indebtedness outstanding on the Issue Date after giving effect to the Transactions (other than Indebtedness described in clause (1), (2), (3) or (4) of the covenant described hereunder);

              (6) Guarantees by Graphics or a Restricted Subsidiary of Indebtedness of a Restricted Subsidiary otherwise permitted to be Incurred by the Restricted Subsidiary (other than Indebtedness permitted by clause (10) below) or Guarantees by a Restricted Subsidiary of Senior Indebtedness of Graphics permitted to be Incurred by Graphics under the indenture;

              (7) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) of the covenant described hereunder or pursuant to clause (4) or (5) above or clause (9) or (10) below; provided, however, that Refinancing Indebtedness the proceeds of which are used to Refinance the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes shall only be permitted under this clause (7) if (A) in case the Notes are Refinanced in part or the Indebtedness to be Refinanced is pari passu with the Notes, such Refinancing Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Refinancing Indebtedness is Incurred or is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes and (B) in case the Indebtedness to be Refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Refinancing Indebtedness is Incurred or is outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be Refinanced is subordinated to the Notes; provided further, however, that Refinancing Indebtedness the proceeds of which are used to Refinance Indebtedness Incurred pursuant to clause (10) below shall only be permitted under this clause (7) if such Refinancing Indebtedness is Incurred by Graphics or the Restricted Subsidiary that originally Incurred the Indebtedness pursuant to clause
         (10) below;

              (8) Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business or (B) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Graphics or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the acquisition or disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness or other obligations Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by Graphics or any Restricted Subsidiary in connection with such disposition;

              (9) Indebtedness, in an aggregate principal amount outstanding at any time not to exceed $5 million, Incurred by Graphics in connection with the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of Graphics, any of its Subsidiaries or Holdings, options on any such shares or related stock appreciation rights or similar securities (including phantom equity rights) held by employees, former employees, directors or former directors of Holdings, Graphics or its Subsidiaries (or their estates or beneficiaries under their estates), upon death, disability, retirement, termination of employment or pursuant to any agreement under which such shares of stock or related rights were issued; provided, however, that (A) such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is Incurred, is expressly made subordinate in right of payment to the Notes and (B) such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is Incurred, provides that no payments of principal of such Indebtedness, including by way of sinking fund, mandatory redemption or otherwise (including defeasance), may be made by Graphics at any time while any of the Notes are outstanding;

              (10) Indebtedness of any Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by Graphics (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary or was acquired by Graphics);

              (11) Capital Lease Obligations;

              (12) Indebtedness constituting purchase money obligations for property acquired in the ordinary course of business or other similar financing transactions;

              (13) Indebtedness Incurred to finance Capital Expenditures or the acquisition of Additional Assets in any fiscal year in an aggregate principal amount not to exceed 6% of Graphics' consolidated net sales for the immediately preceding fiscal year and Refinancing Indebtedness in respect thereof; and

              (14) Indebtedness (which may, but need not, be incurred under the Bank Credit Agreement), in addition to that described in clauses (1) through (13), in an aggregate principal amount outstanding at any time not in excess of the greater of (A) $25 million and (B) 10% of the Consolidated Net Worth of Graphics as of the end of the most recent fiscal quarter ending at least 45 days prior to the date of the incurrence of such Indebtedness.

         (c) Graphics shall not Incur any Indebtedness pursuant to paragraph (a) or (b) above if such Indebtedness is subordinate in right of payment to any Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. In addition, Graphics shall not Incur any Secured Indebtedness which is not Senior Indebtedness unless contemporaneously therewith effective provision is made to secure the Notes equally and ratably with such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien.

         Limitation on Restricted Payments

         (a) Graphics shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time Graphics or such Restricted Subsidiary makes such Restricted Payment:

              (1) a Default shall have occurred and be continuing (or would result therefrom); or

              (2) Graphics is not able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "--Limitation on Indebtedness"; or

              (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of:

                   (A) 50% of the Consolidated Net Income accrued during the
              period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Old Notes were issued to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit);

                   (B) the aggregate Net Cash Proceeds received by Graphics as a capital contribution or from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of Graphics and other than an issuance or sale to an employee stock ownership plan or other trust established by Graphics or any of its Subsidiaries for the benefit of their employees to the extent the purchase by such plan or trust is financed by Indebtedness of such plan or trust and for which Graphics is liable as Guarantor or otherwise);

                   (C) the amount by which Indebtedness of Graphics is reduced on Graphics' balance sheet upon the conversion or exchange (other than by a Subsidiary of Graphics) subsequent to the Issue Date, of any Indebtedness for Capital Stock (other than Disqualified Stock) of Graphics (less the amount of any cash, or other property, distributed by Graphics upon such conversion or exchange);

                   (D) an amount equal to the net reduction in Investments in any Person resulting from dividends, repayments of loans or advances, or other transfers of assets, in each case to Graphics or any Restricted Subsidiary from such Person, or for the sale of such Investment by Graphics or a Restricted Subsidiary or from the redesignation of an Unrestricted Subsidiary as a Restricted

              Subsidiary; provided, however, that the foregoing sum shall not exceed the amount of Investments previously made by Graphics or any Restricted Subsidiary in such Person, which amount was treated as a Restricted Payment; and

                   (E) $5 million.

         (b) The provisions of the foregoing paragraph (a) shall not prohibit:

              (1) any purchase or redemption of Capital Stock or Subordinated Obligations of Graphics made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of Graphics (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of Graphics or an employee stock ownership plan or similar trust established by Graphics or any of its Subsidiaries for the benefit of their employees to the extent the purchase by such plan or trust is financed by Indebtedness of such plan or trust and for which Graphics is liable as Guarantor or otherwise); provided, however, that
         (A) such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale (to the extent used for such purchase or redemption) shall be excluded from the calculation of amounts under clause (3)(b) of paragraph (a) above;

              (2) any purchase or redemption of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of Graphics which is permitted to be Incurred pursuant to the covenant described under "-- Limitation on Indebtedness"; provided, however, that such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments;

                  (3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); provided further, however, that the payment of such dividend shall be included in the calculation of the amount of Restricted Payments;

                  (4) the repurchase (or dividends to Holdings for the repurchase) of shares of, or options to purchase shares of, Capital Stock of Graphics or any of its Subsidiaries or of Holdings from employees, former employees, directors or former directors of Holdings, Graphics or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such persons purchase or sell or are granted the option to purchase or sell, shares of such stock; provided, however, that the aggregate amount of such repurchases or dividends shall not exceed $2 million in cash consideration in any calendar year or $12 million in cash consideration in the aggregate (unless such repurchases or dividends are made with the proceeds of insurance policies and the shares of Capital Stock are repurchased from the executors, administrators, testamentary trustees, heirs, legatees or beneficiaries) plus the aggregate Net Cash Proceeds from any reissuance during such calendar year of Capital Stock to employees, officers or directors of Graphics or its Subsidiaries (which Net Cash Proceeds shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above, and that any consideration in excess of such amounts is in the form of Indebtedness that would be permitted to be Incurred under clause (8) of paragraph (b) of the covenant described under "-- Limitation on Indebtedness"; provided that to the extent less than $2 million in cash consideration (plus the aggregate Net Cash Proceeds from any such reissuance during such calendar year, as described above) is paid in any single calendar year pursuant to this clause (4), the unused portion may be carried forward and paid in any subsequent calendar year; provided further, however, that such cash repurchases or dividends, except to the extent made with the proceeds of insurance policies, shall be included in the calculation of the amount of Restricted Payments;

              (5) the payment of dividends on the Capital Stock of Graphics or Holdings following any Public Equity Offering, of up to 6% per annum of the net proceeds received by Graphics in such Public

         Equity Offering (including proceeds received by Graphics as a capital contribution from Holdings from the net proceeds received by Holdings in such Public Equity Offering); provided, however, that any such dividends shall be included in the calculation of the amount of Restricted Payments;

              (6) payments or distributions pursuant to appraisal rights required by law in connection with a consolidation, merger or transfer of assets that complies with the provisions of the indenture described under "Successor Company" below; provided, however, that any such payments or distributions shall be included in the calculation of the amount of Restricted Payments;

              (7) any payments pursuant to any tax-sharing agreement between Graphics and any other Person with which Graphics is required or permitted to file a consolidated tax return or with which Graphics is or could be part of a consolidated group for tax purposes; provided, however, that any such payment shall be excluded in the calculation of the amount of Restricted Payments;

              (8) payments to Holdings necessary for Holdings to pay corporate overhead expenses, not to exceed $250,000 in any fiscal year; provided, however, that any such payments shall be excluded in the calculation of the amount of Restricted Payments;

              (9) payments to Holdings sufficient to permit Holdings to pay for the registration of its securities with the SEC (including all reasonable professional fees and expenses); provided, however, that any such payments shall be excluded in the calculation of the amount of Restricted Payments; and

              (10) Investments in Unrestricted Subsidiaries made either in exchange for Capital Stock (other than Disqualified Stock) of Graphics or with the Net Cash Proceeds of the sale (other than to a Restricted Subsidiary) of Capital Stock (other than Disqualified Stock) of Graphics received by Graphics not more than 12 months prior to the date of such Investment (provided that such Net Cash Proceeds shall be excluded from the calculation of amounts of clause (3)(B) of paragraph
         (a) above); provided, however, that any such Investments shall be excluded in the calculation of the amount of Restricted Payments.

         Limitation on Restrictions on Distributions from Restricted
Subsidiaries

         Graphics shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary:

              (a) to pay dividends or make any other distributions on its Capital Stock owned by, or pay any Indebtedness owed to, Graphics,

              (b) to make any loans or advances to Graphics or

              (c) transfer any of its property or assets to Graphics,

except:

                   (1) any encumbrance or restriction pursuant to the Bank
              Credit Agreement or any other agreement in effect at or entered into on the date of the indenture and any extensions, refinancings, renewals or replacements of any such agreement; provided, however, that the encumbrances and restrictions in any such extension, refinancing, renewal or replacement are no less favorable in any material respect to the Noteholders than those encumbrances or restrictions being extended, refinanced, renewed or replaced;

                   (2) any encumbrance or restriction with respect to a
              Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by Graphics (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by Graphics) and outstanding on such date;

                   (3) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (2) of this covenant or contained in any amendment to an agreement referred to in clause (2) of this covenant; provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable in any material respect to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in the agreements referred to in clause (2) of this covenant;

                   (4) any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

                   (5) in the case of clause (c) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages;

                   (6) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

                   (7) encumbrances and restrictions contained in any
              Indebtedness or any agreement relating to any Indebtedness of Graphics or a Restricted Subsidiary permitted pursuant to the covenant described under "Limitation on Indebtedness"; provided, however, that either (A) such encumbrances and restrictions are no more restrictive than the encumbrances and restrictions imposed by the Bank Credit Agreement or (B) each Restricted Subsidiary subject to any such encumbrances or restrictions after the Issue Date shall Guarantee the Notes on a senior subordinated basis; and

                   (8) any encumbrance or restriction existing under or by
              reason of applicable law.

         Nothing contained in the covenant described hereunder shall prevent Graphics or any Restricted Subsidiary from restricting the sale or other disposition of property or assets of Graphics or any Restricted Subsidiary that secure Indebtedness of Graphics or any of its Restricted Subsidiaries.

         Limitation on Sales of Assets and Subsidiary Stock

         In the event and to the extent that the Net Available Cash received by Graphics or any Restricted Subsidiary from one or more Asset Dispositions occurring on or after the Issue Date in any period of 12 consecutive months exceeds 10% of Adjusted Consolidated Assets as of the beginning of such 12-month period, then Graphics shall:

              (a) within 12 months after the date such Net Available Cash so received exceeds such 10% of Adjusted Consolidated Assets and to the extent Graphics elects (or is required by the terms of any Indebtedness)

                   (A) apply an amount equal to or less than such excess Net
              Available Cash (1) to repay, or permanently reduce commitments to make loans or advances resulting in, Senior Indebtedness of Graphics or Indebtedness of any Restricted Subsidiary, or (2) to acquire the Notes and any other Senior Subordinated Indebtedness of Graphics (provided that the percentage of such Senior Subordinated Indebtedness of Graphics acquired (as a percent of the aggregate principal amount thereof at such time) shall be no greater than the percentage of the Notes so acquired (as a percent of the aggregate principal amount of the Notes at such time) in each case owing to or held by a Person other than Graphics or any Affiliate of Graphics or

                   (B) invest an amount, equal to or less than the difference between such excess Net Available Cash and the amount so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in Additional Assets and

              (b) apply an amount equal to the difference between such excess Net Available Cash and the amount applied pursuant to clause (a) as provided in the following paragraphs of this covenant. The amount of such excess Net Available Cash required to be applied pursuant to clause (b) of the preceding sentence shall constitute "Excess Proceeds."

         If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Excess Proceeds Offer (as defined below) totals at least $5 million, Graphics must, not later than the fifteenth Business Day of such month, make an offer (an "Excess Proceeds Offer") to purchase Notes from the Holders in accordance with the indenture at a purchase price equal to 100% of the principal amount of such Notes plus accrued interest to the date of purchase (the "Excess Proceeds Payment").

         Graphics will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations thereunder in the event that such Excess Proceeds are received by Graphics under this covenant and Graphics is required to repurchase Notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, Graphics shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

         Limitation on Affiliate Transactions

         Graphics shall not, and shall not permit any Restricted Subsidiary to, enter into, renew or extend any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of Graphics (an "Affiliate Transaction") unless the terms thereof (1) are no less favorable to Graphics or such Restricted Subsidiary (or, in the case of an Affiliate Transaction between Graphics and a Restricted Subsidiary, are no less favorable to Graphics or are, in the good faith determination of the Board of Directors, in the best interests of Graphics) than those which could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate and (2) if such Affiliate Transaction involves an amount in excess of $2.5 million, the terms thereof are set forth in writing and either
(A) have been approved by a majority of the disinterested members of the Board of Directors or (B) for which Graphics or such Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to Graphics or such Restricted Subsidiary from a financial point of view.

         The provisions of the preceding paragraph shall not prohibit

              (1) any Restricted Payment permitted to be paid pursuant to the covenant described under "--Limitation on Restricted Payments";

              (2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors;

              (3) the grant of stock options or similar rights to employees and directors of Graphics pursuant to plans approved by the Board of Directors;

              (4) loans or advances to employees in the ordinary course of business in accordance with the past practices of Graphics or its Restricted Subsidiaries;

              (5) the payment of reasonable fees to directors of Graphics and its Restricted Subsidiaries who are not employees of Graphics or its Restricted Subsidiaries;

              (6) any payments or other transactions pursuant to any tax-sharing agreement between Graphics and any other Person with which Graphics is required or permitted to file a consolidated tax return or with which Graphics is or could be part of a consolidated group for tax purposes;

              (7) any Affiliate Transaction between Graphics and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries;

              (8) the Transactions;

              (9) any employment or other agreement providing for compensation between Graphics or any of its Restricted Subsidiaries and James T. Sullivan or Stephen M. Dyott that is approved, in good faith, by the Board of Directors;

              (10) the payment of fees to Morgan Stanley & Co. Incorporated or its Affiliates for financial, advisory, consulting or investment banking services that the Board of Directors of Graphics deems to be advisable or appropriate for Graphics or any Subsidiary to obtain (and including the payment to Morgan Stanley & Co. Incorporated or its Affiliates of any underwriting discounts or commissions or placement agency fees in connection with the issuance and sale of any securities by Graphics or any Subsidiary of Graphics); or

              (11) sales of Capital Stock of Holdings or Graphics to Morgan Stanley & Co. Incorporated or its Affiliates.

         Change of Control Triggering Event

         Upon the occurrence of a Change of Control Triggering Event, each holder of Notes will have the right to require Graphics to repurchase all or any part of such holder's Notes at a repurchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) in accordance with the terms described below. The indenture will provide that, prior to the mailing of the notice referred to below, but in any event within 30 days following any Change of Control Triggering Event, Graphics covenants to (1) repay in full all Indebtedness under the Bank Credit Agreement (and terminate all commitments thereunder) or offer to repay in full all Indebtedness under the Bank Credit Agreement (and terminate all commitments thereunder) and to repay the Indebtedness owed to (and terminate the commitments of) each lender which has accepted such offer or (2) obtain the requisite consents under the Bank Credit Agreement to permit the repurchase of the Notes as provided below. Graphics shall first comply with the covenant in the immediately preceding sentence before it shall be required to repurchase Notes pursuant to the provisions described below. Graphics' failure to comply with the covenant described in the second preceding sentence resulting in a failure to mail the notice referred to below shall constitute an Event of Default under clause (4) and not in clause
(2) under "Defaults" below.

         Within 30 days following any Change of Triggering Event, Graphics will mail a notice to each holder stating

              (1) that a Change of Control Triggering Event has occurred and that such holder has the right to require Graphics to repurchase all or any part of such holder's Notes at a repurchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date);

              (2) the circumstances and relevant facts regarding such Change of Control Triggering Event (including, to the extent available, information with respect to pro forma historical income, cash flow and capitalization of Graphics after giving effect to such Change of Control Triggering Event);

              (3) the repurchase date (which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

              (4) the instructions, determined by Graphics consistent with the indenture, that a holder must follow in order to have its Notes repurchased.

         The obligation of Graphics to offer to purchase Notes upon the occurrence of a Change of Control Triggering Event may in certain circumstances make more difficult or discourage a takeover of Graphics and Holdings, and, thus, the removal of incumbent management. Subject to the limitations discussed below, Graphics could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect Graphics' capital structure or credit ratings.

         Graphics' ability to pay cash to the Holders of Notes upon a repurchase may be limited by Graphics' then existing financial resources.

         Graphics will comply with any tender offer rules under the Exchange Act which may then be applicable, including Rule 14e-1, in connection with any offer required to be made by Graphics to repurchase the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, Graphics shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

         The provisions relative to Graphics' obligation to make an offer to repurchase the Notes as a result of a Change of Control Triggering Event may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

         Limitation on the Issuance of Preferred Stock of Restricted
Subsidiaries

         Graphics shall not sell or otherwise dispose of any shares of Preferred Stock of a Restricted Subsidiary, and shall not permit any Restricted Subsidiary, directly or indirectly, to issue, sell or otherwise dispose of any shares of its Preferred Stock, except, in each case, (1) to Graphics or a Wholly Owned Subsidiary or (2) if, immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary.

         SEC Reports

         Notwithstanding that Graphics may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Graphics shall file with the SEC and provide the Trustee and Noteholders with such annual reports and such information, documents and other reports which are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a Person subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that, so long as Holdings is the Guarantor of the Notes, the reports, information and other documents required to be filed and provided as described hereunder shall be those of Holdings rather than Graphics.

Successor Company

         Neither Holdings nor Graphics may consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person (other than Graphics or Holdings, respectively, or a Wholly Owned

Subsidiary with a positive net worth immediately prior to such consolidation, merger or transfer of assets; provided, however, that in connection with any such consolidation, merger or transfer, no consideration (other than Capital Stock (excluding Disqualified Stock) of the surviving Person, Holdings or Graphics) shall be issued or distributed to the stockholders of Graphics) unless:

              (1) the resulting, surviving or transferee Person (the "Successor Company") is organized and existing under the laws of the United States of America or any State thereof or the District of Columbia and such entity (if not Graphics) expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Holdings or Graphics, as the case may be, under the indenture and the Notes;

              (2) immediately prior to and after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default has happened and is continuing;

              (3) in the case of a transaction involving Graphics, immediately after giving effect to such transaction, the Consolidated Coverage Ratio of the Successor Company is at least 1:1; provided, however, that, if the Consolidated Coverage Ratio of Graphics before giving effect to such transaction is within the range set forth in column (A) below, then the Consolidated Coverage Ratio of the Successor Company shall be at least equal to the lesser of (1) the ratio determined by multiplying the percentage set forth in column (B) below by the Consolidated Coverage Ratio of Graphics prior to such transaction and
         (2) the ratio set forth in column (C) below:

         (A)                                                     (B)      (C)
         ---                                                     ---      ---
         1.11:1 to 1.99:1...................................     90%     1.50:1
         2.00:1 to 2.99:1...................................     80%     2.10:1
         3.00:1 to 3.99:1...................................     70%     2.40:1
         4.00:1 or more.....................................     60%     2.50:1

              (4) in the case of a transaction involving Graphics, immediately after giving effect to such transaction, the Successor Company has Consolidated Net Worth in an amount which is not less than the Consolidated Net Worth of Graphics prior to such transaction and

              (5) Holdings or Graphics, as the case may be, delivers to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

The Successor Company will be the successor to Holdings or Graphics, as the case may be, and shall succeed to, and be substituted for, and may exercise every right and power of, Holdings or Graphics, as the case may be, under the indenture but the predecessor company, in the case of a lease, shall not be released from the obligation to pay the principal of and interest on the Notes.

Defaults

         An Event of Default is defined in the indenture as

              (1) a default in the payment of interest on the Notes when due, continued for 30 days;

              (2) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

              (3) the failure by Graphics to comply with its obligations under "Successor Company" above;

              (4) the failure by Graphics to comply for 30 days after notice with any of its obligations under the covenants described above in "Certain Covenants" under "Limitation on Indebtedness," "Limitation on Restricted Payments," "Limitation on Restrictions on Distributions from Subsidiaries," "Limitation on Sales of Assets and Subsidiary Stock" (other than a failure to repurchase Notes), "Limitation on Affiliate Transactions," "Change of Control Triggering Event" (other than a failure to repurchase Notes), or "SEC Reports";

              (5) the failure by Holdings or Graphics to comply for 60 days after notice with its other agreements contained in the indenture;

              (6) Indebtedness of Holdings, Graphics or any Significant Subsidiary is not paid within any applicable grace period after final maturity thereof or becomes, or is declared by the holders thereof to be, immediately and unconditionally due and payable because of a default and the total amount of such Indebtedness unpaid or becoming or declared to be due and payable exceeds $10 million and such failure continues (or such payment shall not have been waived or extended or such Indebtedness shall continue to be due and payable) for 30 days after notice (the "cross acceleration provision");

              (7) certain events of bankruptcy, insolvency or reorganization of Holdings, Graphics or a Significant Subsidiary (the "bankruptcy provisions");

              (8) any judgment or decree for the payment of money in excess of $10 million (provided that the amount of such money judgment or decree shall be calculated net of any insurance coverage that Graphics has determined in good faith is available in whole or in part with respect to such money judgment or decree) is rendered against Holdings, Graphics or a Significant Subsidiary, remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed within 10 days after notice (the "judgment default provision"); or

              (9) the Guaranty ceases to be in full force and effect (other than in accordance with the terms of such Guaranty) or Holdings denies or disaffirms its obligations under the Guaranty.

However, a default under clauses (4), (5), (6) and (8) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify Graphics of the default and Graphics does not cure such default within the time specified after receipt of such notice.

         If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% of principal amount of the outstanding Notes may declare the principal amount of and accrued but unpaid interest on all the Notes as of the date of such declaration to be due and payable. Upon such a declaration, such amounts shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of Graphics occurs and is continuing, the principal amount of and any accrued but unpaid interest on all the Notes will automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

         Subject to the provisions of the indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the indenture or the Notes unless

              (1) such holder has previously given the Trustee notice that an Event of Default is continuing;

              (2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

              (3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

              (4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

              (5) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

         The indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is in the interest of the holders of the Notes. In addition, Graphics is required to deliver to the Trustee, within 120 days after the end of the fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. Graphics also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action Graphics is taking or proposes to take in respect thereof.

Amendments and Waivers

         Subject to certain exceptions, the indenture may be amended or supplemented with the consent of the holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note, no amendment may, among other things,

              (1) reduce the amount of Notes whose holders must consent to an amendment;

              (2) reduce the rate of or extend the time for payment of interest on any Note;

              (3) reduce the principal of or extend the Stated Maturity of any Note or reduce the principal amount of any Note;

              (4) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "Optional Redemption" above;

              (5) make any Note payable in money other than that stated in the Note;

              (6) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes;

              (7) make any change in the amendment provisions which require each holder's consent or in the waiver provisions;

              (8) make any change to the subordination provisions of the indenture that would adversely affect the Noteholders; or

              (9) make any change in the Guaranty that would adversely affect the Noteholders.

         Without the consent of any holder of the Notes, Graphics and the Trustee may amend or supplement the indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of Graphics under the indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of
Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add additional guarantees with respect to the Notes, to secure the Notes, to add to the covenants of Graphics or Holdings for the benefit of the holders of the Notes or to surrender any right or power conferred upon Graphics or Holdings, to provide for the issuance of the Notes, to make any change that does not adversely affect the rights of any holder of the Notes or to comply with any requirement of the Commission in connection with the qualification of the indenture under the Trust Indenture Act. However, no amendment may be made to the subordination provisions of the indenture that adversely affects the rights of any holder of Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or their Representative) consents to such change.

         The consent of the holders of the Notes is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

         After an amendment under the indenture becomes effective, Graphics is required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Defeasance

         Graphics at any time may terminate all its obligations under the Notes and the indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. Graphics at any time may terminate its obligations under the covenants described under "Certain Covenants," the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "Defaults" above and the limitations contained in clauses (3) and (4) under "Successor Company" above ("covenant defeasance").

         Graphics may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If Graphics exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If Graphics exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries) or (8) under "Defaults" above or because of the failure of Graphics to comply with clause (3) or (4) under "Successor Company" above. If Graphics exercises its legal defeasance option or its covenant defeasance option, Holdings will be released from all its obligations with respect to the Guaranty.

         In order to exercise either defeasance option, Graphics must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal of and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivering to the Trustee an opinion of counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

         On December 4, 1995, The Bank of New York purchased the corporate trust business of NationsBank of Georgia, National Association, and became the Trustee under the indenture and the Registrar and Paying Agent with regard to the Notes.

Governing Law

         The indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed and to be performed entirely in such State.

Definitions

         "Additional Assets" means (1) any property or assets (other than Indebtedness and Capital Stock) in a Related Business; (2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Graphics or another Restricted Subsidiary; or (3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; provided, however, that any such Restricted Subsidiary described in clauses (2) or (3) above is primarily engaged in a Related Business.

         "Adjusted Consolidated Assets" means at any time the total amount of assets of Graphics and its consolidated Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), after deducting therefrom all current liabilities of Graphics and its consolidated Restricted Subsidiaries (excluding intercompany items), all as set forth on the consolidated balance sheet of Graphics and its consolidated Restricted Subsidiaries as of the end of the most recent fiscal quarter ended at least 45 days prior to the date of determination.

         "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenants described under "-- Limitation on Restricted Payments," "-- Limitation on Sales of Assets and Subsidiary Stock" and "-- Limitation on Affiliate Transactions," "Affiliate" shall also mean any beneficial owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of Graphics or of rights or warrants to purchase such stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

         "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by Graphics or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of (1) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares) or (2) any assets of Graphics or any Restricted Subsidiary outside the ordinary course of business of Graphics or such Restricted Subsidiary (other than (y) a disposition by a Restricted Subsidiary to Graphics or by Graphics or a Subsidiary to a Wholly Owned Subsidiary and (z) for purposes of the covenant described under "Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" only, a Restricted Payment permitted by the covenant described under "Certain Covenants -- Limitation on Restricted Payments"); provided, however, that for purposes of the covenant described under "Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" only, the term "Asset Disposition" shall not include any disposition of assets if such disposition is governed by the provisions of the indenture described under "Successor Company."

         "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing (1) the sum of the products of numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness multiplied by the amount of such payment by (2) the sum of all such payments.

         "Bank Agent" is defined to mean BT Commercial Corporation, as agent for the Banks pursuant to the Bank Credit Agreement, and any successor or successors thereto.

         "Bank Credit Agreement" is defined to mean the Credit Agreement, dated as of August 15, 1995, among Holdings, Graphics, the Banks party thereto and the Bank Agent, together with the related documents thereto (including, without limitation, any Guarantees and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented, replaced or otherwise modified from time to time, including any agreement extending the maturity of, refinancing or otherwise restructuring (including, but not limited to, the inclusion of additional borrowers or guarantors thereunder that are Subsidiaries of Holdings or Graphics and whose obligations are guaranteed by Holdings or Graphics thereunder) all or a portion of the Indebtedness under such agreement or any successor agreement.

         "Banks" is defined to mean the lenders who are from time to time parties to the Bank Credit Agreement.

         "Board of Directors" means the Board of Directors of Graphics or any committee thereof duly authorized to act on behalf of such Board.

         "Capital Expenditures" means expenditures (whether paid in cash or accrued as liabilities and including Capital Lease Obligations) of Graphics and its Restricted Subsidiaries relating to the acquisition of equipment used or useful in the business of Graphics or any Restricted Subsidiary or in a Related Business.

         "Capital Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent of any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

         "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

         "Change of Control" means such time as

              (1) a "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange Act), other than the Permitted Holders and their respective Affiliates, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than (A) forty percent (40%) of the total voting power of the then outstanding Voting Stock of Graphics or Holdings and (B) the total voting power of the then outstanding Voting Stock of Graphics or Holdings, as the case may be, beneficially owned by the Permitted Holders and their respective Affiliates, treating the Permitted Holders and their respective Affiliates as a "group";

              (2) during any period of two consecutive calendar years, individuals who at the beginning of such period constituted the Board of Directors of (A) Graphics (together with any new directors whose election by Graphics's Board of Directors or whose nomination for election by Graphics's Board of Directors or whose nomination for election by Graphics's shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) or (B) Holdings (together with any new directors whose election by Holdings' Board of Directors or whose nomination for election by Holdings' shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved), in either case, cease for any reason to constitute a majority of the directors of Graphics or Holdings, as the case may be, then in office; or

              (3) (A) Graphics or Holdings consolidates with or merges into any other Person or conveys, transfers or leases all or substantially all its assets to any Person or (B) any Person merges into Graphics or Holdings, in either event pursuant to a transaction in which any Voting Stock of Graphics or Holdings, as the case may be, outstanding immediately prior to the effectiveness thereof is reclassified or changed into or exchanged for cash, securities or other property; provided, however, that any consolidation, conveyance, transfer or lease (x) between Graphics and any of its Subsidiaries, between Holdings and any Holdings Subsidiaries, between Subsidiaries of Graphics or between Holdings Subsidiaries (including the reincorporation of Graphics or Holdings in another jurisdiction) or (y) for the purpose of creating a public holding company for Graphics or Holdings in another jurisdiction or (z) for the purpose of creating a public holding company for Graphics or Holdings in which all holders of the capital stock of Graphics or Holdings, as the case may be, would be entitled to receive (other than cash in lieu of fractional shares) solely capital stock of the holding company in amounts proportionate to their holdings of such capital stock of Graphics or Holdings immediately prior to such transaction, shall be excluded from the operation of this clause (3).

         "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Rating Decline.

         "Code" means the Internal Revenue Code of 1986, as amended.

         "Consolidated Coverage Ratio" as of any date of determination means the ratio of (1) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (2) Consolidated Interest Expense for such four fiscal quarters; provided, however, that

              (1) if Graphics or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding (other than Indebtedness Incurred under a revolving credit or similar arrangement Incurred after the end of such four consecutive fiscal quarters to the extent of the commitment thereunder) or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period;

              (2) if Graphics or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness (other than Indebtedness under a revolving credit or similar arrangement unless such revolving credit Indebtedness has been permanently repaid) since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period (except for Consolidated Interest Expense accrued (as adjusted pursuant to clause (1)) since the end of such period under a revolving credit or similar arrangement to the extent of the commitment thereunder in effect on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio) and as if Graphics or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

              (3) if since the beginning of such period Graphics or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to the EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of Graphics or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to Graphics and its continuing Restricted Subsidiaries in connection with such Asset Dispositions for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent Graphics and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

              (4) if since the beginning of such period Graphics or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Subsidiary (or any Person which becomes a Restricted Subsidiary) or any acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Investment or acquisition occurred on the first day of such period, excluding, in the case of an acquisition of assets or Capital Stock, any operating expense or cost reduction of such Person or the Person to be acquired which, in the good faith estimate of a responsible financial or accounting officer of such Person, will be eliminated or realized, as the case may be, during the 12 month period following the date of determination, as a result of such acquisition as if such elimination of such operating expense or the realization of such cost reductions were achieved on the first day of such period; and

              (5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Graphics or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by Graphics or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period and excluding any operating expenses or cost reductions as provided in clause (4).

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto, and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of Graphics. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest of such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Protection Agreement applicable to such Indebtedness if such Interest Rate Protection Agreement has a remaining term in excess of 12 months or, if shorter, the remaining term of the Indebtedness to which it relates).

         "Consolidated Interest Expense" means, for any period, the total interest expense of Graphics and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by Graphics or any Restricted Subsidiary,

              (1) interest expense attributable to capital leases;

              (2) amortization of debt discount and premium and debt issuance cost;

              (3) capitalized interest;

              (4) non-cash interest expense;

              (5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

              (6) net costs under Interest Rate Protection Agreements (including amortization of fees);

              (7) Preferred Stock dividends paid in respect of all Preferred Stock of Graphics or a Restricted Subsidiary held by Persons other than Graphics or a Restricted Subsidiary;

              (8) interest incurred in connection with Investments in discontinued operations; and

              (9) interest actually paid by Graphics or any consolidated Restricted Subsidiary under any Guarantee of Indebtedness of any Person;

excluding, however, (A) any amount of such interest expense of any Restricted Subsidiary if the net income (or loss) of such Restricted Subsidiary is excluded in the calculation of Consolidated Net Income pursuant to clause (3) of the definition thereof (but only in the same proportion as the net income (or loss) of such Restricted Subsidiary is excluded from the calculation of Consolidated Net Income pursuant to clause (3) of the definition thereof) and (B) any premiums, fees and expenses (and any amortization thereof) payable in connection with the Transactions, all as determined on a consolidated basis in conformity with GAAP.

         "Consolidated Net Income" means, for any period, the net income (or loss) of Graphics and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

              (1) any net income or loss of any Person if such Person is not a Restricted Subsidiary, except that subject to the limitations contained in clause (4) below, Graphics' equity in the net income or loss of any such Person for such period shall be included in such Consolidated Net Income up to, in the case of net income, the aggregate amount of cash actually distributed by such Person during such period to Graphics or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below) and, in the case of a net loss, the aggregate amount of cash actually contributed by Graphics or a Restricted Subsidiary to such Person during such period;

              (2) solely for purposes of calculating the amount of Restricted Payments that may be made pursuant to paragraph (a) of the covenant described under "Certain Covenants -- Limitation on Restricted Payments" (and in such case, except to the extent includable pursuant to the foregoing clause (1) above), any net income (or loss) of any Person acquired by Graphics or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

              (3) any net income or loss of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Graphics, except that subject to the limitations contained in clause (4) below, Graphics' equity in the net income or loss of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to, in the case of net income, the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to Graphics or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause) and, in the case of a net loss, the aggregate amount of cash actually contributed by Graphics or another Restricted Subsidiary to such Restricted Subsidiary during such period;

              (4) any gain or loss realized upon the sale or other disposition of any assets of Graphics or its consolidated Subsidiaries (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

              (5) extraordinary gains or losses; and

              (6) the cumulative effect of a change in accounting principles;

provided, however, that solely for the purposes of calculating the Consolidated Coverage Ratio (and in such case, except to the extent it is already included pursuant to clause (1) above), "Consolidated Net Income" shall include the amount of all cash dividends received by Graphics or any Restricted Subsidiary from an Unrestricted Subsidiary (subject, in the case of a dividend paid to a Restricted Subsidiary, to the limitation contained in clause (3) above); provided further, however, that solely for purposes of calculating the amount of Restricted Payments that may be made pursuant to paragraph (a) of the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments," any amortization, depreciation or other non-cash charge relating to the Transactions or any acquisitions subsequent to the Issue Date, including goodwill, non-compete agreements, the stepped-up basis on assets acquired and deferred financing costs, to the extent such items reduced Consolidated Net Income, shall not be included.

         "Consolidated Net Tangible Assets" as of any date of determination, means the total amount of assets (less accumulated depreciation or amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) which would appear on a consolidated balance sheet of Graphics and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, and after giving effect to purchase accounting and after deducting therefrom all current liabilities of Graphics and its consolidated Restricted Subsidiaries as well as, to the extent otherwise included, the amounts of (without duplication):

              (1) minority interests in consolidated Restricted Subsidiaries held by Persons other than Graphics or a Restricted Subsidiary;

              (2) excess of cost over fair value of assets of businesses acquired, as determined in good faith, by the Board of Directors;

              (3) any revaluation or other write-up in book value of assets subsequent to the Issue Date as a result of a change in the method of valuation in accordance with GAAP consistently applied;

              (4) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items; and

              (5) treasury stock.

         "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of Graphics and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52), as of the end of the most recent fiscal quarter of Graphics ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as (1) the par or stated value of all outstanding Capital Stock of Graphics plus (2) paid-in capital or capital surplus relating to such Capital Stock plus (3) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

         "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

         "Designated Senior Indebtedness" is defined to mean (1) Indebtedness under the Bank Credit Agreement and (2) any other Indebtedness constituting Senior Indebtedness that, at any date of determination, has an aggregate principal amount of at least $25 million and is specifically designated by Graphics in the instrument creating or evidencing such Senior Indebtedness as "Designated Senior Indebtedness."

         "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms or upon the happening of any event (1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (2) is convertible or exchangeable for Indebtedness or Disqualified Stock or (3) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of any "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in the covenants described under "Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" and "-- Change of Control Triggering Event" and such Capital Stock specifically provides that such Person will not repurchase or redeem any such Capital Stock pursuant to such provision prior to such Person's repurchase of such Notes as are required to be repurchased pursuant to the covenants described under "Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" and "-- Change of Control Triggering Event."

         "EBITDA" for any period means the sum of Consolidated Net Income, plus Consolidated Interest Expense, plus the following to the extent deducted in calculating such Consolidated Net Income: (a) all income tax expense, (b) depreciation expense, (c) amortization expense and (d) all other non-cash charges, less all non-cash items increasing Consolidated Net Income, in each case for such period.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the indenture shall be made without giving effect to (1) the amortization of any expenses incurred in connection with the Transactions and (2) except as otherwise expressly provided, the amortization of any amount required or permitted by Accounting Principles Board Opinion Nos. 16 and 17 in connection with the 1993 Acquisition, the Transactions or any acquisitions after the Issue Date.

         "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other financial obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other financial obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness or other financial obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any Indebtedness or financial obligation.

         "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

         "Holdings Subsidiary" means a corporation a majority of the equity ownership or the Voting Stock of which is at the time owned, directly or indirectly, by Holdings or by one or more other Subsidiaries of Holdings, or by Holdings and one or more other Subsidiaries of Holdings.

         "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning.

         "Indebtedness" of any Person means, without duplication:

              (1) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable (other than Interest Rate Protection Agreements);

              (2) all Capital Lease Obligations of such Person;

              (3) all obligations of such Person issued or assumed as the deferred purchase price of property which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

              (4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

              (5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock, and in respect of a Restricted Subsidiary, all obligations of such Subsidiary with respect to the redemption, repayment or other repurchase of any Preferred Stock (but excluding, in each case, any accrued dividends);

              (6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise, including by means of any Guarantee; and

              (7) all obligations of the type referred to in clauses (1) through
         (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the fair market value of such property or assets (as determined by the Board of Directors) or the amount of the obligation so secured.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided, however,
(1) that the amount outstanding at any time of any Indebtedness Incurred with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP and (2) that Indebtedness shall not include (A) any liability for Federal, state, local or other taxes, (B) any obligations under Interest Rate Protection Agreements or Raw Material Hedge Agreements or (C) any liability arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business.

         "Interest Rate Protection Agreement" means any interest rate or currency swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect Graphics or any Restricted Subsidiary against fluctuations in interest rates or currency values.

         "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services of the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of "Unrestricted Subsidiary," the definition of "Restricted Payment," and the covenant described under

"Certain Covenants -- Limitation on Restricted Payments," (1) "Investment" shall include the portion (proportionate to Graphics' equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of Graphics at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Graphics shall be deemed to continue to have a permanent "Investment" in such Subsidiary at the time of such redesignation equal to the amount (if positive) equal to (x) Graphics' "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to Graphics' equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

         "Investment Grade" means (1) BBB- (or its equivalent) or higher by S&P or (2) Baa3 (or its equivalent) or higher by Moody's or (3) the equivalent of such rating by a substitute Rating Agency.

         "Issue Date" means the date on which the Notes are originally issued.

         "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

         "Moody's" means Moody's Investors Service, Inc. and its successors.

         "MSCP Entities" means, collectively, Morgan Stanley Capital Partners III, L.P., a Delaware limited partnership, Morgan Stanley Capital Investors, L.P., a Delaware limited partnership, and MSCP III 892 Investors, L.P., a Delaware limited partnership.

         "MSLEF" means The Morgan Stanley Leveraged Equity Fund II, L.P., a Delaware limited partnership.

         "Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal (but not interest) pursuant to a note or installment receivable or otherwise, including upon release to Graphics or a Restricted Subsidiary from any reserve established by Graphics or such Restricted Subsidiary against any liabilities associated with such Asset Disposition, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form) in each case net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition (without regard to the consolidated results of operations of Graphics and its Subsidiaries, taken as whole), and in each case net of all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition, and, until released to Graphics or a Restricted Subsidiary, net of appropriate amounts to be provided by Graphics or any Restricted Subsidiary of Graphics as a reserve against any liabilities associated with such Asset Disposition, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Disposition, all as determined in accordance with GAAP, and net of all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition.

         "Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

         "Permitted Holders" means, collectively, MSLEF, the MSCP Entities and the other investors, including the officers and directors of Graphics or Holdings, who beneficially own Voting Stock of Holdings on the Issue Date after giving effect to the Transactions, or, upon the death of such an individual investor, such person's executors, administrators, testamentary trustees, heirs, legatees or beneficiaries.

         "Permitted Investment" means

              (1) an Investment in Graphics or in a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary or such Person is a Related Business;

              (2) an Investment by Graphics or any Restricted Subsidiary in another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Graphics or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business;

              (3) a Temporary Cash Investment;

              (4) receivables owing to Graphics or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Graphics or any such Restricted Subsidiary deems reasonable under the circumstances;

              (5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

              (6) loans or advances to employees made in the ordinary course of business in accordance with past practices of Graphics or of its Restricted Subsidiaries;

              (7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Graphics or any Restricted Subsidiary or in satisfaction of judgments;

              (8) Interest Rate Protection Agreements and Raw Material Hedge Agreements; and

              (9) Investments at any time not exceeding $12 million (valued at the fair market value at the time any such Investment was made).

         "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

         "Preferred Stock," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

         "principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

         "Public Equity Offering" means an underwritten primary public offering of common stock of Graphics or Holdings pursuant to an effective registration statement under the Securities Act.

         "Public Market" means any time after (x) a Public Equity Offering has been consummated and (y) at least 15% of the total issued and outstanding common stock of Graphics or Holdings has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

         "Rating Agencies" means S&P and Moody's; provided, however, that if S&P or Moody's or both shall not make a rating of the Notes publicly available, the term Rating Agencies shall refer to a nationally recognized securities rating agency or agencies, as the case may be, selected by Graphics to substitute for S&P or Moody's or both, as the case may be.

         "Rating Category" means

              (1) with respect to S&P, any of the following categories: BB, B, CCC, CC, C and D (or equivalent successor categories);

              (2) with respect to Moody's, any of the following categories: Ba, B, Caa, Ca, C and D (or equivalent successor categories); and

              (3) the equivalent of any such category of S&P or Moody's used by a substitute Rating Agency.

In determining whether the rating of the Notes has decreased by one or more gradations, gradations within Rating Categories (+ and - for S&P; 1, 2 and 3 for Moody's; or the equivalent gradations for another Rating Agency) shall be taken into account (e.g., with respect to S&P, a decline in rating from BB+ to BB, as well as from BB- to B+, will constitute a decrease of one gradation).

         "Rating Date" means the date that is 90 days prior to the earlier of
(1) a Change of Control and (2) public notice of the occurrence of a Change of Control or of the intention by Graphics or Holdings to effect a Change of Control.

         "Rating Decline" means the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change of Control or of the intention by Graphics to effect a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any Rating Agency): (a) in the event the Notes are rated by any Rating Agency on the Rating Date as Investment Grade, the rating of such Notes by both Rating Agencies shall be below Investment Grade, or
(b) in the event the Notes are rated below Investment Grade by both Rating Agencies on the Rating Date, the rating of the Notes by either Rating Agency shall be decreased by one or more gradations.

         "Raw Material Hedge Agreement" means an agreement designed to hedge against fluctuations in the cost of raw materials entered into by Graphics or its Restricted Subsidiaries in the ordinary course of business in connection with their business operations.

         "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue Indebtedness in exchange, substitution or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

         "Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of Graphics or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that

              (1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced,

              (2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced and

              (3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount

         (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees, accrued interest and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include Indebtedness of a Restricted Subsidiary that Refinances Indebtedness of Graphics.

         "Registration Agreement" means the Registration Agreement dated August 10, 1995, among Graphics, Holdings and Morgan Stanley & Co. Incorporated.

         "Related Business" means as of any date the businesses of Graphics and its Restricted Subsidiaries on such date and any business related, ancillary or complementary thereto.

         "Restricted Payment" with respect to any Person means

              (1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) or options, warrants or other rights to acquire its Capital Stock (other than Disqualified Stock) and dividends or distributions payable solely to Graphics or a Restricted Subsidiary, and other than pro rata dividends or other distributions made by a Subsidiary of Graphics that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation),

              (2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of Graphics held by any Person or of any Capital Stock of a Subsidiary of Graphics held by any Affiliate of Graphics (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of Graphics that is not Disqualified Stock),

              (3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or

              (4) the making of any Investment, other than a Permitted Investment, in any Person;

provided, however, that the purchase or redemption of Subordinated Obligations (or dividends to Holdings for the purchase or redemption of Indebtedness of Holdings) upon the occurrence of an "asset sale" or "change of control" shall not constitute a "Restricted Payment" if, prior to such purchase or redemption (or dividend), Graphics shall have purchased all Notes tendered pursuant to an Excess Proceeds Offer or an offer to purchase the Notes upon the occurrence of a Change of Control Triggering Event with respect to such "asset sale" or "change of control."

         "Restricted Subsidiary" means any Subsidiary of Graphics that is not an Unrestricted Subsidiary.

         "S&P" means Standard & Poor's Ratings Group and its successors.

         "SEC" means the Securities and Exchange Commission.

         "Secured Indebtedness" means any Indebtedness of Graphics secured by a Lien.

         "Securities Act" means the Securities Act of 1933.

         "Senior Indebtedness" of any Person means the following obligations of such Person, whether outstanding on the Issue Date or thereafter Incurred

              (1) all Indebtedness and other monetary obligations of such Person under (A) the Bank Credit Agreement and all fees, expenses and indemnities payable in connection therewith, (B) any Interest Rate Agreement which Graphics has determined in good faith at the time of the Incurrence thereof is related to indebtedness under the Bank Credit Agreement (which determination shall be conclusive) and all fees, expenses and indemnities payable in connection therewith or (C) any Guarantee of Indebtedness or monetary obligations described in clauses
         (A) and (B), and

              (2) all other Indebtedness of such Person (other than the Notes), unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Notes or the Guaranty, as the case may be;

provided, however, that Senior Indebtedness of such Person shall not include

              (1) any obligation of such Person to any Subsidiary of such Person,

              (2) any liability for Federal, state, local or other taxes owned or owing by such Person,

              (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities),

              (4) any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is expressly subordinated in right of payment to any other Indebtedness or other obligation of such Person or

              (5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the indenture.

Senior Indebtedness will also include interest accruing subsequent to events of bankruptcy of Graphics, Holdings and their respective Subsidiaries at the rate provided for in the documentation governing such Senior Indebtedness, whether or not such interest is an allowed claim enforceable against the debtor in a bankruptcy case under relevant bankruptcy law.

         "Senior Subordinated Indebtedness" means (1) with respect to Graphics, the Notes and any other Indebtedness of Graphics that specifically provides that such Indebtedness is to rank pari passu with the Notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of Graphics which is not Senior Indebtedness of Graphics and
(2) with respect to Holdings, the Guaranty and any other Indebtedness of Holdings that specifically provides that such Indebtedness is to rank pari passu with the Guaranty in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of Holdings which is not Senior Indebtedness of Holdings.

         "Senior Subordinated Obligations" means any principal, premium, if any, and interest on the Notes payable pursuant to the terms of the Notes or upon acceleration, including any amounts received on the exercise of rights of rescission or other rights of action (including claims for damages) or otherwise, to the extent relating to the purchase price of the Notes or amounts corresponding to such principal, premium, if any, or interest on the Notes.

         "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of Graphics within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

         "Stated Maturity" means with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

         "Subordinated Obligation" means any Indebtedness of Graphics (whether outstanding on the Issue Date or thereafter incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement to that effect.

         "Subsidiary" means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person.

         "Temporary Cash Investments" means any of the following:

              (1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

              (2) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50,000,000 (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

              (3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause
         (2) above;

              (4) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of Graphics) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P; and

              (5) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A" by Moody's.

         "Transactions" means the merger of Shakopee Valley Printing Inc. with and into Graphics; the issuance of the Notes; the entering into of the Bank Credit Agreement; the repayment by Graphics of all indebtedness outstanding under its bank credit agreement existing prior to the date of the issuance of the Notes; the redemption of all outstanding 15% Senior Subordinated Notes Due 2000 of Graphics; and the repayment of all of the outstanding indebtedness of Shakopee Valley Printing Inc., in each case on the date of the issuance of the Notes, except that the redemption of the 15% Senior Subordinated Notes Due 2000 of Graphics shall occur within 40 days after the Notes are issued.

         "Unrestricted Subsidiary" means (1) any Subsidiary of Graphics that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) of Graphics to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, Graphics or any Restricted Subsidiary of Graphics that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either

(A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) Graphics could Incur $1.00 of additional Indebtedness under the first paragraph of the covenant described under "-- Certain Covenants -- Limitation on Indebtedness" and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced by Graphics to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

         "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

         "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

         "Wholly Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by Graphics or one or more Wholly Owned Subsidiaries.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following summary, which represents the opinion of Shearman & Sterling, our counsel, describes the material United States federal income tax consequences of the acquisition, ownership and disposition of the Notes. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, and to different interpretations. This discussion assumes that all of the Notes will be held as capital assets (i.e., generally assets that are held for investment), within the meaning of Section 1221 of the Code, and will not be part of a straddle, a hedge or a conversion transaction within the meaning of Section 1258 of the Code. This discussion is intended for general information only, and it does not address all of the tax consequences that may be relevant to particular purchasers in light of their personal circumstances, or to certain types of purchasers (such as financial institutions, insurance companies, tax-exempt entities, partnerships and other pass-through entities, dealers in securities or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar). Moreover, this discussion does not describe any state, local or foreign tax implications, or any aspect of United States federal tax law other than income taxation. Persons considering the purchase of Notes should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local, or foreign taxing jurisdictions.

         As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is, for United States federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (including an entity taxable as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) a trust or an estate the income of which is subject to United States federal income taxation regardless of its source. Correspondingly, the term "Non-U.S. Holder" means a beneficial owner of a Note other than a U.S. Holder. The U.S. federal income tax treatment of partners in partnerships holding Notes generally will depend on the activities of the partnership and the status of the partner. Partners in partnerships holding Notes should consult their own tax advisors.

Tax Consequences to United States U.S. Holders

         Stated Interest. Each U.S. Holder of Notes must include in gross income, as ordinary interest income, the interest attributable to such Notes at the time such interest accrues or is received, in accordance with the U.S. Holder's accounting method for United States federal income tax purposes.

         The Notes were not issued with original issue discount ("OID"), unless the existence of Graphics' obligation to offer to repurchase such Notes upon a Change of Control Triggering Event affects the yield or maturity date of the Notes. Based on the applicable regulations, the right of U.S. Holders of the Notes to require repurchase upon the occurrence of a Change of Control Triggering Event will not affect the yield or maturity date of the Notes unless, based on all the facts and circumstances as of the issue date, it is more likely than not that such an event giving rise to the repurchase will occur. Graphics has not treated the Change of Control Triggering Event provisions as affecting the computation of the yield to maturity. If the Change of Control Triggering Event provisions were to affect the computation of the yield to maturity, the Notes could be treated as having been issued with OID in the amount of the premium payable upon repurchase of the Notes.

         A U.S. Holder may elect to include all of the interest income on the
Note in gross income as such income accrues (including stated interest and market discount, as adjusted by any amortizable bond premium, as described below) by applying a constant yield method and treating the Note as if issued on the U.S. Holder's acquisition date for the U.S. Holder's adjusted tax basis immediately after its acquisition.

         Sale, Retirement or Other Taxable Disposition. Upon the sale, retirement or other taxable disposition of a Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, retirement or other taxable disposition (reduced by an amount attributable to accrued stated interest, which is taxable in the manner described above under "-- Stated Interest") and such U.S. Holder's adjusted tax basis in such Note. A U.S. Holder's adjusted tax basis in a Note generally will equal the cost of such Note to such

U.S. Holder, increased by any accrued market discount previously included in gross income by the U.S. Holder, and reduced by any amortized bond premium and any principal payments received by the U.S. Holder, all with respect to such Note.

         Subject to the exception discussed below for market discount, gain or loss recognized on the sale, retirement or other taxable disposition of a Note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of sale, retirement or other taxable disposition, the Note has been held for more than one year. Certain U.S. Holders and individuals are eligible for preferential rates of United States federal income tax in respect of long-term capital gain. The deduction of capital losses is subject to limitations under the Code.

         Amortizable Bond Premium and Market Discount. If a U.S. Holder purchased a Note for an amount that is greater than the amount payable at maturity, such U.S. Holder will be considered to have purchased such Note with "bond premium." The amount of bond premium is the excess of (1) the U.S. Holder's adjusted tax basis in such Note immediately after its acquisition, over
(2) the amount payable at maturity (or on an earlier call date if it results in a smaller amortizable bond premium). Such U.S. Holder may elect (in accordance with applicable Code provisions) to amortize such premium using a constant yield method over the remaining term of such Note (or until an earlier call date if it resulted in a smaller amount of bond premium) and to offset interest otherwise required to be included in gross income in respect of such Note during any taxable year by the amortized amount of such excess for such taxable year. Such election, once made, is irrevocable without the consent of the Internal Revenue Service (the "IRS") and applies to all taxable bonds held during the taxable year for which the election is made or subsequently acquired.

         If a U.S. Holder purchased a Note for an amount that is less than the stated redemption price at maturity, such U.S. Holder generally will be considered to have purchased such Note with "market discount." For this purpose, the stated redemption price at maturity of a Note will equal its principal amount. Market discount with respect to a Note is the excess of the stated redemption price at maturity over the amount paid by the U.S. Holder for such Note. However, the amount of market discount will be considered zero if it would otherwise be less than 1/4 of 1 percent of the stated redemption price of such Note at maturity multiplied by the number of complete years to maturity (after the U.S. Holder acquired such Note). If a Note is subject to the market discount rules, a U.S. Holder generally will be required to (1) treat any gain realized with respect to such Note as ordinary income to the extent of the market discount accrued and not previously included in gross income during the period the U.S. Holder held the Note, (2) possibly treat any payment on such Note (other than stated interest) as ordinary income to the extent of the market discount accrued and not previously included in gross income during the period the U.S. Holder held such Note and (3) defer the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained by the U.S. Holder to purchase or carry such Note. If a U.S. Holder disposes of a Note in a nontaxable transaction (other than a nonrecognition transaction described in Section 1276(c) of the Code), accrued market discount will be includable in gross income as ordinary income as if the U.S. Holder had sold such Note at its then fair market value. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of such Note, unless the U.S. Holder irrevocably elects (on an instrument-by-instrument basis) to accrue market discount on constant yield basis. A U.S. Holder may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in which case the rule described above regarding deferral of interest deductions will not apply. An election to include market discount currently, once made, will apply to all market discount obligations acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

         Because of the complexity of the rules relating to bond premium and market discount, U.S. Holders should consult their tax advisors as to the application of these rules to their particular circumstances and as to the merit of making any elections in connection therewith.

Tax Consequences to Non-U.S. Holders

         Assuming that a Non-U.S. Holder's income and gains in respect of a Note are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, payments of interest on a Note to the Non-U.S. Holder will not be subject to United States federal income tax or withholding tax, provided that (i) such holder does not own, directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of stock of Graphics entitled to vote; (ii) such holder is not, for United States federal income tax purposes, a "controlled foreign corporation" related, directly or indirectly, to Graphics through stock ownership; (iii) such holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and (iv) certain certification requirements under Section 871(h) or 881(c) of the Code and Treasury Regulations thereunder (as described below) are met.

         Payments of interest on a Note that do not satisfy all of the foregoing requirements generally are subject to United States federal withholding tax at a rate of 30% (or a lower applicable treaty rate, provided certain certification requirements are met). Except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be subject to United States federal income tax in the same manner as a U.S. Holder with respect to interest on a Note if such interest is effectively-connected with a United States trade or business conducted by the Non-U.S. Holder. Under certain circumstances, effectively-connected interest income received by a corporate Non-U.S. Holder also may be subject to an additional "branch profits tax" at a 30% rate, or, if applicable, a lower treaty rate. Subject to the discussion of backup withholding below, such effectively-connected interest income generally will be exempt from United States federal withholding tax requirements if the Non-U.S. Holder delivers an IRS Form W-8ECI to the payor.

         In general, subject to the discussion of backup withholding below, a Non-U.S. Holder of a Note will not be subject to United States federal income or withholding tax on the receipt of payments of principal on the Note or on any gain recognized on the sale, retirement or other taxable disposition of such Note, unless (i) in the case of gain, such holder is an individual who is present in the United States for 183 or more days in the taxable year of disposition and certain other conditions are met; (ii) such holder is required to pay tax pursuant to the provisions of the United States federal tax law applicable to certain United States expatriates; or (iii) the gain is effectively connected with the conduct of a United States trade or business by the Non-U.S. Holder (and, if a tax treaty applies, is attributable to a United States permanent establishment of such holder).

         Under Sections 871(h) and 881(c) of the Code and the Treasury regulations thereunder, in order to obtain the exemption from United States federal withholding tax described above, either (1) the Non-U.S. Holder of a Note must provide its name and address, and certify, under penalties of perjury, that such holder is a Non-U.S. Holder or (2) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and holds the Note on behalf of the Non-U.S. Holder must certify, under penalties of perjury, that such certificate has been received from such holder by it or by a Financial Institution between it and such holder and must furnish the payor with a copy thereof. Under Treasury regulations, the foregoing certification may be provided by such holder of a Note on IRS Form W-8BEN, W-8IMY or W-8EXP, as applicable.

Backup Withholding

         U.S. Holders. Certain U.S. Holders may be subject to backup withholding tax at a rate of 30% (subject to reduction in future years) on any payments made with respect to, and proceeds of disposition of, the Notes. Backup withholding will apply to such payments if the U.S. Holder fails to furnish a correct taxpayer identification number (social security number or employer identification number). Backup withholding may also apply to payments of interest to a U.S. Holder if such U.S. Holder has failed to report interest or dividend income to the IRS and the IRS has so notified the payor or, in certain circumstances, if a U.S. Holder has failed to certify that such U.S. Holder is not subject to such backup withholding, or failed to otherwise comply with the applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules will be creditable against the U.S. Holder's United States federal income tax liability provided that the required information is timely furnished to the IRS. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding requirements.

         Non-U.S. Holders. In the case of a Non-U.S. Holder, under currently applicable Treasury Regulations, backup withholding will not apply to payments of principal or interest on a Note if the Non-U.S. Holder certifies as to its foreign status under penalties of perjury or otherwise establishes an exemption, provided that the payor does not have actual knowledge that such holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied. For this purpose, the certification required by Sections 871(h) and 881(c) of the Code and Treasury regulations thereunder (as described above under "Tax Consequences to Non-U.S. Holders") can be used by the Non-U.S. Holder. Non-U.S. Holders of the Notes should consult their tax advisors regarding the application of backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amount withheld under the backup withholding rules will be allowed as a credit against a Non-U.S. Holder's United States federal income tax liability, provided the required information is timely furnished to the IRS.

                              PLAN OF DISTRIBUTION

         This prospectus is to be used by Morgan Stanley in connection with offers and sales of the Notes in market-making transactions at negotiated prices relating to prevailing market prices at the time of sale. Morgan Stanley may act as principal or agent in such transactions. Morgan Stanley has no obligation to make a market in the Notes and may discontinue its market-making activities at any time without notice, at its sole discretion.

         There is currently no established public market for the Notes. Graphics does not currently intend to apply for listing of the Notes on any securities exchange or approval for quotation through any automated quotation system. Therefore, any trading that does develop will occur on the over-the-counter market. We have been advised by Morgan Stanley that it intends to make a market in the Notes but it has no obligation to do so and any market-making may be discontinued at any time without notice. No assurance can be given that an active public market for the Notes will develop.

         Morgan Stanley acted as placement agent in connection with the original private placement of the Notes and received a placement fee of $5.6 million. Morgan Stanley is affiliated with entities that beneficially own a substantial majority of the outstanding shares of capital stock of Holdings. As of July 15, 2002, an affiliate of Morgan Stanley holds a $9.4 million participation in the credit agreement and collects customary fees in connection with its lending role thereunder. Such affiliate also collected $0.5 million in fees in connection with the 1998 Refinancing. In addition, Messrs. Hoch and Fry, employees of Morgan Stanley & Co. Incorporated are members of our board of directors.

         Although there are no agreements to do so, Morgan Stanley, as well as others, may act as broker or dealer in connection with the sale of Notes contemplated by this prospectus and may receive fees or commissions in connection with any sales.


                                  LEGAL MATTERS

         Certain legal matters with respect to the Notes offered hereby were passed on for Graphics and Holdings by Shearman & Sterling, New York, New York. Shearman & Sterling has performed, and will continue to perform, legal services for MSLEF II and the MSCP III Entities, companies controlled by MSLEF II and the MSCP III Entities and Morgan Stanley.


                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules at March 31, 2002 and 2001, and for each of the three fiscal years in the period ended March 31, 2002, as set forth in their report. We have included our financial statements and schedules in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         Graphics and Holdings have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, with respect to the Notes. In accordance with the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the registration statement and related schedules and exhibits. Statements made in this prospectus concerning a document filed as an exhibit to the registration statement are not necessarily complete. You should refer to those documents filed as exhibits to the registration statement for a complete description. For further information pertaining to Graphics, Holdings and the Notes, you should refer to the registration statement, including the exhibits and financial statements, notes and schedules filed as a part of the registration statement. The registration statement and its exhibits and schedules may be inspected and copied at the public reference facilities maintained by the SEC at:

                             450 Fifth Street, N.W.
                             Room 1024
                             Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our filings with the SEC are also available to the public on the SEC's Internet Website at http://www.sec.gov.

         The indenture relating to the Notes requires Holdings and, in the circumstances described below, Graphics to file with the SEC the annual, quarterly and other reports required by Sections 13(a), 13(c) and 15(d) of the Securities Exchange Act of 1934, as amended, regardless of whether such Sections are applicable to Graphics or Holdings. Holdings or Graphics, as the case may be, will supply without cost to each holder of Notes, and file with the trustee under the indenture, within fifteen days after Holdings is required to file the same with the SEC, copies of the audited financial statements, quarterly reports and other reports which Graphics and Holdings are required to file with the SEC pursuant to Sections 13(a), 13(c) and 15(d) of the Exchange Act. If Holdings is no longer the guarantor on the Notes, Holdings shall no longer be required to file such reports and Graphics will be required to file such reports, in each case as of the date and time that Holdings is no longer the guarantor on the Notes.


                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. Discussions containing such forward-looking statements may be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as within this prospectus generally. In addition, when used in this prospectus, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially from those described in the forward-looking statements as a result of many factors outside of our control, including, but not limited to:

         o a failure to achieve improvements in operating efficiency or income from the consolidation of our operations,

         o    fluctuations in the cost of paper and other raw materials used,

         o    changes in the advertising and print markets,

         o    actions by our competitors, particularly with respect to pricing,

         o    the financial condition of our customers,

         o    our financial condition and liquidity,

         o    the general condition of the United States economy,

         o    demand for our products and services, and

         o    the matters set forth in this prospectus generally.

         Consequently, the forward-looking statements should be regarded solely as our current plans, estimates and beliefs. We do not undertake and specifically decline any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

                                   APPENDIX 1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-K
(Mark One)


[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the fiscal year ended March 31, 2002

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the transition period from ____________ to __________

        Commission file number 33-97090

                               ACG HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

           Delaware
(State or other jurisdiction                        62-1395968
of incorporation or organization)        (I.R.S. employer identification number)

                               100 Winners Circle
                           Brentwood, Tennessee 37027
                                 (615) 377-0377

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                          AMERICAN COLOR GRAPHICS, INC.
             (Exact name of registrant as specified in its charter)

            New York
(State or other jurisdiction of                       16-1003976
incorporation or organization)           (I.R.S. employer identification number)

                               100 Winners Circle
                           Brentwood, Tennessee 37027
                                 (615) 377-0377

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes    X     No
    ------      ------

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrants' knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X
          -----

Aggregate market value of the voting and non-voting common stock of ACG Holdings, Inc. held by non-affiliates: Not applicable.

ACG Holdings, Inc. has 143,399 shares outstanding of its common stock, $.01 Par Value, as of May 31, 2002 (all of which are privately owned and not traded on a public market).

                       DOCUMENTS INCORPORATED BY REFERENCE
                                      None

                                      INDEX



                                                                         Page
                                                                      Referenced
                                                                      Form 10-K
                                                                      ----------


                                     PART I


Item 1. Business............................................................. 2
Item 2. Properties........................................................... 7
Item 3. Legal Proceedings.................................................... 8
Item 4. Submission of Matters to A Vote of Security Holders.................. 8


                                     PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder
        Matters ............................................................. 9
Item 6. Selected Financial Data.............................................. 9
Item 7. Management's Discussion and Analysis of Financial Condition
        and Results of Operations............................................13
Item 7A.Quantitative and Qualitative Disclosures About Market Risk...........23
Item 8. Financial Statements and Supplementary Data..........................24
Item 9. Changes In and Disagreements With Accountants on Accounting and
        Financial Disclosure.................................................51


                                    PART III

Item 10. Directors and Executive Officers ...................................52
Item 11. Executive Compensation..............................................53
Item 12. Security Ownership of Certain Beneficial Owners and Management......58
Item 13. Certain Relationships and Related Transactions......................59



                                     PART IV


Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K.....60



         Signatures..........................................................68

                                     PART I

Special Note Regarding Forward Looking Statements

This Annual Report on Form 10-K (this "Report") contains forward-looking statements within the meaning of Section 21E of the Securities Act of 1934. Discussions containing such forward-looking statements may be found in Items 1, 3, 7 and 7A hereof, as well as within this Report generally. In addition, when used in this Report, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially from those described in the forward-looking statements as a result of many factors outside the control of ACG Holdings, Inc. ("Holdings"), together with its wholly-owned subsidiary, American Color Graphics, Inc. ("Graphics"), including, but not limited to:
    - a failure to achieve improvements in operating efficiency or income from the consolidation of our operations,
    -    fluctuations in the cost of paper and other raw materials used,
    -    changes in the advertising and print markets,
    -    actions by our competitors, particularly with respect to pricing,
    -    the financial condition of our customers,
    -    our financial condition and liquidity,
    -    the general condition of the United States economy,
    -    demand for our products and services, and
    -    the matters set forth in this Report generally.

Consequently, such forward-looking statements should be regarded solely as our current plans, estimates and beliefs. We do not undertake and specifically decline any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

ITEM 1.  BUSINESS

General

We are a successor to a business that commenced operations in 1926, and are one of the largest national diversified commercial printers in North America with nine print plants in eight states and Canada, seven stand-alone premedia facilities located throughout the United States and one digital visual effects facility located in California that provides special effects services for the motion picture industry. We operate primarily in two business segments of the commercial printing industry: print, (which accounted for approximately 87% of total sales during the fiscal year ended March 31, 2002 ("Fiscal Year 2002")) and premedia services conducted through our American Color division (which accounted for approximately 12% of total sales in Fiscal Year 2002). Our print business and our premedia services business are both headquartered in Brentwood, Tennessee. Partnerships affiliated with Morgan Stanley Dean Witter & Co. ("MSDW") currently own 57.7% of the outstanding common stock and 72.7% of the outstanding preferred stock of Holdings.

Market data used throughout this Report was obtained from industry publications and internal company estimates. While we believe such information is reliable, the accuracy of such information has not been independently verified and cannot be guaranteed.

Financial Information About Industry Segments

See segment disclosure in note 16 of our consolidated financial statements appearing elsewhere in this Report.

Print

Our print business, which accounted for approximately 87%, 86% and 85% of our sales in Fiscal Year 2002, the fiscal year ended March 31, 2001 ("Fiscal Year 2001") and the fiscal year ended March 31, 2000 ("Fiscal Year 2000"), respectively, produces retail advertising inserts, comics and other publications.

Retail Advertising Inserts (86% of print sales in both Fiscal Year 2002 and Fiscal Year 2001 and 83% in Fiscal Year 2000). We believe that we are one of the largest printers of retail advertising inserts in the United States. We print advertising inserts for approximately 270 retailers. Retail advertising inserts are preprinted advertisements, generally in color, that display products sold by a particular retailer or manufacturer. Advertising inserts are used extensively by many different retailers; including discount, department, supermarket, home center, drug and automotive stores. Inserts are an important and cost effective means of advertising for these merchants. Advertising inserts are primarily distributed through insertion in newspapers but are also distributed by direct mail or in-store by retailers and generally advertise for a specific, limited sale period. As a result, advertising inserts are both time sensitive and seasonal.

Comics (8% of print sales in both Fiscal Year 2002 and Fiscal Year 2001 and 11% in Fiscal Year 2000). We believe that we are one of the largest printers of comics in the United States. Comics consist of newspaper Sunday comics, comic insert advertising and comic books. We print Sunday comics for over 200 newspapers in the United States and Canada and print a significant share of the annual comic book requirements of Marvel Entertainment Group, Inc.

Other Publications (6% of print sales in each of Fiscal Year 2002, Fiscal Year 2001 and Fiscal Year 2000). We print local newspapers, TV guide listings and other publications.

In the last quarter of Fiscal Year 2001, the print segment began to present postage revenue in sales as opposed to netting postage revenue against the related postage costs within cost of sales. This presentation is consistent with the requirements of Emerging Issues Task Force 00-10 "Accounting for Shipping and Handling Fees and Costs" ("EITF 00-10"). Under EITF 00-10, the netting of revenues and expenses associated with shipping and handling is no longer permitted. The print segment's financial information for Fiscal Year 2001 and Fiscal Year 2000 has been reclassified to conform with this presentation.

Print Production

Our network of nine print plants in the United States and Canada is strategically well positioned to service our customers, providing us with distribution efficiencies and shorter turnaround times, two factors that we believe will allow our continuing success in servicing large national and regional accounts. There are primarily three printing processes used to produce advertising inserts and newspaper supplements: offset lithography (heatset and cold), rotogravure and flexography. We principally use heatset offset and flexographic web printing equipment in our print operations. We own the majority of our printing equipment, which currently consists of 48 heatset offset presses, 2 coldset offset presses and 11 flexographic presses. Most of our advertising inserts, publications and comic books are printed using the offset process, while substantially all of our newspaper Sunday comics and comic advertising inserts are printed using the flexographic process.

In the heatset offset process, the desired printed images are distinguished chemically from the non-image areas of a metal plate. This allows the image area to attract solvent-based ink which is then transferred from the plate to a rubber blanket and then to the paper surface. Once printed, the web goes through an oven that evaporates the solvents from the ink, thereby setting the ink on the paper. In the cold offset process, inks are set by the absorption of solvents into the paper. Due to the drying process, the heatset offset process can be utilized on a wide variety of papers. Generally, heatset offset presses have the ability to provide a more colorful and attractive product than cold offset presses.

The flexographic process differs from offset printing in that it utilizes relief image plates and water-based (as opposed to solvent-based) inks. The flexographic image area results from application of ink to the raised image surface on the plate, which is transferred directly to the paper. Once printed, the water-based inks are rapidly dried. Our flexographic printing generally can provide vibrant color reproduction at a lower cost than heatset offset printing. The strengths of flexography compared with the rotogravure and offset processes are faster press set-up times, reduced paper waste, reduced energy use and maintenance costs, and environmental advantages due to the use of water-based inks and the use of less paper. Faster press set-up times make the process particularly attractive to commercial customers with shorter runs and extensive product versioning.

In addition to press capacity, certain equipment parameters are critical to competing in the advertising insert market, including cut-off length, folder capabilities and certain in-line and off-line finishing capabilities. Cut-off length is one of the determinants of the size of the printed page. Folder capabilities for advertising inserts must include a wide variety of page sizes, page counts and page layouts. Finally, some advertising inserts require gluing or stitching of the product, adding cards, trimming and numbering. These production activities generally are done in-line with the press to meet the expedited delivery schedules required by many customers. We believe that our mix and configuration of presses and press services allows for efficient tailoring of printing services to customers' product needs.

As is reflective of our national account status, we believe we are one of the United States' largest mailers. In combination with our national account status with the United States Postal Service and our experience in such areas as list services, addressing accuracy and postal service, we are able to offer distribution and mailing services that help to maximize the advertising impact and financial return for our customers.

Premedia Services

Our premedia services business is conducted by our American Color division ("American Color") which accounted for approximately 12%, 13% and 14% of our Fiscal Year 2002, Fiscal Year 2001 and Fiscal Year 2000 sales, respectively. We believe we are one of the largest full-service providers of premedia services in the United States (based upon revenues) and a technological leader in this industry. Our premedia services business commenced operations in 1975. We provide these services nationwide within our print plants, our seven stand-alone service locations and through our managed services sites (premedia service facilities at a customer location). We assist customers in the capture, manipulation, transmission and distribution of images. The majority of this work leads to the production of a four-color image in a format appropriate for use by printers as well as other forms of media. We make page changes, including type changes, and combine digital page layout information with electronically captured and color-corrected four-color images. From these digital files, proofs, final corrections, and finally, four-color films or digital files are produced for each page. The final four-color films or digital files enable printers to prepare plates for each color resulting in the appearance of full color on the printed page generated. Our revenue from these traditional services is being supplemented by additional revenue sources including digital asset management, managed services, computer-to-plate services, creative services, conventional and digital photography, consulting and training services, multimedia and internet services, and software and data-base management. We have been a leader in implementing these new technologies, which enables us to reduce unit costs and effectively service the increasingly complex demands of our customers more quickly than many of our competitors. We have also been one of the leaders in the integration of electronic page make-up, desktop computer-based design and layout, and digital cameras into premedia production.

The premedia services industry is highly fragmented, primarily consisting of smaller local and regional companies, with only a few national full-service premedia companies such as American Color, none of which has a significant nationwide market share.

Competitive Advantages and Strategy

Competitive Advantages. We believe that we have the following competitive advantages in our print and premedia services businesses:

Modern Equipment. We believe that our web heatset offset and flexographic web printing equipment is generally among the most advanced in the industry and that the average age of our equipment is significantly less than the majority of our regional competitors and is comparable to our major national competitors. We incorporate technological changes as they occur in order to enhance our process controls and improve our quality. We acquire auxiliary equipment when appropriate to increase our product offerings and lower our costs. We are also committed to a comprehensive, long-term maintenance program, which enhances the reliability and extends the life of our presses and other production equipment. We also believe that our premedia equipment is significantly more advanced than many of our smaller regional competitors, many of whom have not incorporated digital premedia technologies and computer-to-plate services to the same extent as we have, nor adopted an open systems environment which allows greater flexibility and more efficient maintenance.

Strong Customer Base. We provide printing services to a diverse base of customers, including approximately 270 retailers and over 200 newspapers in the United States and Canada. Our print services customer base includes a significant number of the major national retailers and larger newspaper chains as well as numerous smaller regional retailers. Our consistent focus on providing high quality print products and strong customer service at competitive prices has resulted in long-term relationships with many of these customers. Our premedia services customer base includes large and medium-sized customers in the retail, publishing, catalog and packaging businesses, many of whom also have long-term relationships with our print segment. We have been successful in continuing to increase the proportion of our business under long-term contracts.

Competitive Cost Structure. We have reduced the variable and fixed costs of production at our print facilities over the past several years and believe we are well positioned to maintain our competitive cost structure in the future due to economies of scale. We have also reduced manufacturing costs and selling, general and administrative expenses in our premedia services business primarily through the application of certain digital premedia production methodologies, facility consolidation and continued cost containment focus.

Strong Management Team. Our experienced print management group maintains a clear focus on our customers, growth, quality and continued cost reduction, resulting in an improved cost structure and a well-defined strategy for future expansion. Our management group in the premedia services business consists of individuals who we believe will manage the premedia services business for growth and profitability and will continue to upgrade our capabilities.

National Presence. We believe our eight print plants in the United States and one plant in Canada provide us with distribution efficiencies, strong customer service, flexibility and short turnaround times, all of which are instrumental in our continued success in servicing our large national and regional retail accounts. Our sales and marketing groups provide the necessary customer coverage and enable us to successfully penetrate regional markets. We believe that our premedia services facilities provide us with contingency capabilities, increased capacity during peak periods, access to highly skilled technical personnel throughout the country, short turnaround time and other customer service advantages.

Strategy. Our objective is to increase shareholder value by growing our revenues, increasing our market share and reducing costs. Our strategy to achieve this objective is as follows:

Grow Unit Volume. We believe that our level of national sales coverage, when coupled with our significant industry experience and customer-focused sales force, will result in unit growth. In an effort to stimulate unit volume growth, we have strengthened our print sales group. Unit volume growth is also expected to result from continued capital expansion and selective print acquisitions. In addition, in our premedia services business, we have strengthened our sales force, provided expanded training, and more closely focused our marketing efforts on new, larger customers.

Improve Customer and Product Mix. We intend to increase our share of the retail advertising insert market. In addition, we expect to continue to adjust the mix of our customers and products within the retail advertising insert market to those that are more profitable and less seasonal and to maximize the use of our equipment. We are also continuing expansion of our print facilities' capabilities for in-plant prepress and postpress services. Our premedia services business will continue to focus on high value-added new business opportunities, particularly large-scale projects that will best utilize the breadth of services and technologies we have to offer. Additionally, we will continue to pursue large scale managed services opportunities as well as national and large regional customers that require more sophisticated levels of service and technologies.

Reduce Manufacturing Costs and Improve Quality. We intend to further reduce our production costs at our print and premedia service facilities through our Total Quality Management Process, an ongoing cost reduction and continuous quality improvement process. Additionally, we plan to continue to maximize scale advantages in the purchasing, technology and engineering areas. We also intend to continue to gain variable cost efficiencies in our premedia services business by using our technical resources to improve digital premedia workflows. In addition, we believe we will be able to reduce our per unit technical, sales and management costs as we increase sales in this business.

Make Opportunistic Acquisitions. An integral part of our long-term growth strategy includes a plan to selectively assess and acquire other print and premedia services companies that we believe will enhance our leadership position in these industries.

Restructuring

In January 2002, our Board of Directors approved a restructuring plan for our print and premedia services segments. This plan included the closing of one print and one premedia facility, the downsizing of another premedia facility and the relocation of certain equipment and personnel within our company. This plan was designed to improve asset utilization, operating efficiency and profitability. See note 14 to our consolidated financial statements appearing elsewhere in this Report.

Customers and Distribution

Customers. We sell our print products and services to a large number of customers, primarily retailers and newspapers, and all of our products are produced in accordance with customer specifications. We perform approximately 44% of our print work, including the printing of retail advertising inserts, Sunday comics and comic books, under contracts, ranging in term from one year to ten years. Many of the contracts automatically extend for one year unless there has been notice to the contrary from either of the contracting parties within a certain number of days before the end of any term. For the balance of our print work, we obtain varying time commitments from our customers ranging from job-to-job to annual allocations. Print prices are generally fixed during such commitments; however, our standard terms of trade call for the pass-through of changes in the price of raw materials, primarily paper and ink.

Our premedia services customers consist of magazine and newspaper publishers, retailers, catalog sales organizations, printers, consumer products companies, packaging manufacturers, advertising agencies and direct mail advertisers. Our customers typically have a need for high levels of technical expertise, short turnaround times and responsive customer service. In addition to our historical regional customer base, our premedia services business is increasingly focused on larger, national accounts that have a need for a broad range of fully integrated services and communication capabilities requiring leading edge technology.

The print and premedia services businesses have historically had certain common customers and our ability to cross-market is an increasingly valuable tool as computer-to-plate, regional versioning, electronic digital imaging, managed services and speed to market become more important to our customers. We believe cross-marketing enables us to provide more comprehensive solutions for our customers' premedia and printing needs.

No single customer accounted for sales in excess of 10% of our consolidated sales in Fiscal Year 2002. Our top ten customers accounted for approximately 50% of our consolidated sales in Fiscal Year 2002.

Distribution. We distribute our print products primarily by truck to customer designated locations (primarily newspapers and customer retail stores) and via mail. Distribution costs are generally paid by the customer, and most shipping is by common carrier. Our premedia services business generally distributes its products via electronic transmission, overnight express, or other methods of personal delivery.

Competition

Commercial printing in the United States is a large, highly fragmented, capital-intensive industry and we compete with numerous national, regional and local printers. A trend of industry consolidation in recent years can be attributed to (1) customer preferences for larger printers with a greater range of services, (2) capital requirements and (3) competitive pricing pressures. We believe that competition in the print business is based primarily on quality and service at a competitive price.

American Color competes with numerous premedia services firms on both a national and regional basis. The industry is highly fragmented, primarily consisting of smaller local and regional companies, with only a few national full-service premedia companies such as American Color, none of which has a significant nationwide market share.

Raw Materials

The primary raw materials used in our print business are paper and ink. During Fiscal Year 2000, paper prices were on average at lower levels than comparable periods in the prior year. Throughout Fiscal Year 2001, the cost of paper increased. In Fiscal Year 2002, demand for advertising declined, resulting in reduced paper requirements. The reduction in paper requirements resulted in a decline in paper prices throughout the year. Management expects that, as a result of our strong relationships with key suppliers, our material costs will remain competitive within the industry. In accordance with industry practice, we generally pass through increases in the cost of paper to customers in the costs of our printed products, while decreases in paper costs generally result in lower prices to customers. We purchase all of our ink and related products under long-term ink supply contracts. The primary inputs in premedia service processes are film and proofing materials.

In both of our business segments, there is an adequate supply of the necessary materials available from multiple vendors. We are not dependent on any single supplier and have had no significant problems in the past obtaining necessary raw materials.

Seasonality

Some of our print and premedia services business is seasonal in nature, particularly those revenues derived from advertising inserts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Seasonality" appearing elsewhere in this Report.

Backlog

Because our print and premedia services products are required to be delivered soon after final customer orders are received, we do not experience any backlog of unfilled customer orders.

Employees

As of April 30, 2002, we had a total of approximately 2,430 employees, of which approximately 230 employees are represented by a collective bargaining agreement that will expire on December 31, 2004. We consider our relations with our employees to be excellent.

Governmental and Environmental Regulations

We are subject to regulation under various federal, state and local laws relating to employee safety and health, and to the generation, storage, transportation, disposal and emission into the environment of hazardous substances. We believe that we are in material compliance with such laws and regulations. Although compliance with such laws and regulations in the future is likely to entail additional capital expenditures, we do not anticipate that such expenditures will be material. See "Legal Proceedings - Environmental Matters" appearing elsewhere in this Report.

ITEM 2.  PROPERTIES

We operate in 17 locations in 12 states and Canada. We own seven print plants in the United States and one in Canada and lease one print plant in California. Our American Color division has seven stand-alone production locations, all of which are leased. Our American Color division also operates premedia services facilities on the premises of several of our customers ("managed services") and in each of our print plants. In addition, we maintain one small executive office in Connecticut, a digital visual effects facility in California and our headquarter facility in Brentwood, Tennessee, all of which are leased. We believe that our plants and facilities are adequately equipped and maintained for present and planned operations.

ITEM 3.  LEGAL PROCEEDINGS

We have been named as a defendant in several legal actions arising from our normal business activities. In the opinion of management, any liabilities that may arise from such actions will not, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

Environmental Matters

Graphics, together with over 300 other persons, has been designated by the U.S. Environmental Protection Agency as a potentially responsible party (a "PRP") under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA," also known as "Superfund") at one Superfund site. Although liability under CERCLA may be imposed on a joint and several basis and our ultimate liability is not precisely determinable, the PRPs have agreed that Graphics' share of removal costs is approximately 0.46% and therefore Graphics believes that its share of the anticipated remediation costs at such site will not be material to its business or financial condition. Based upon an analysis of Graphics' volumetric share of waste contributed to the site and the agreement among the PRPs, we maintain a reserve of approximately $0.1 million in connection with this liability on our consolidated balance sheet at March 31, 2002. We believe this amount is adequate to cover such liability.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

                                     PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY
         AND RELATED STOCKHOLDER MATTERS

    Market Information
    ------------------

    There is no established public market for the common stock of either Holdings or Graphics.

    Holders
    -------

    As of May 31, 2002, there were approximately 98 record holders of Holdings' common stock. Holdings is the sole shareholder of Graphics' common stock.

    Dividends
    ---------

    There have been no cash dividends declared on any class of common equity for the two most recent fiscal years. See restrictions on Holdings' ability to pay dividends and Graphics' ability to transfer funds to Holdings in note 1 to our consolidated financial statements appearing elsewhere in this Report.

    Recent Sales of Unregistered Securities
    ---------------------------------------

    During the first and third quarters of Fiscal Year 2000, certain officers exercised options to purchase an aggregate of 8,143 and 1,106 shares of Holdings stock, respectively, for $.01/share. The securities that were sold were exempt from registration on the basis that all such officers are "accredited investors" as defined by the rules of the Securities Act of 1933, as amended.


ITEM 6.  SELECTED FINANCIAL DATA

Set forth below is selected financial data for and as of the fiscal years ended March 31, 2002, 2001, 2000, 1999 and 1998. The balance sheet data as of March 31, 2002, 2001, 2000, 1999 and 1998 and the statement of income data for the fiscal years ended March 31, 2002, 2001, 2000, 1999 and 1998 are derived from the audited consolidated financial statements for such periods and at such dates. The selected financial data below, for the fiscal year ended March 31, 1998, also reflects our discontinued wholly-owned subsidiary, Sullivan Media Corporation ("SMC").

This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements appearing elsewhere in this Report.

                                             Selected Financial Data
                                                ACG Holdings, Inc.

                                                                               Fiscal Year Ended March 31,
                                                             ----------------------------------------------------------------
                                                                2002          2001         2000          1999          1998
                                                             ----------------------------------------------------------------
Statement of Income Data:                                                         (Dollars in thousands)
Sales                                                        $ 542,421       606,039      554,282       520,343       533,335
Cost of Sales                                                  465,448       508,188      464,017       439,091       461,407
                                                             ---------     ---------    ---------     ---------     ---------
    Gross Profit                                                76,973        97,851       90,265        81,252        71,928
Selling, general and administrative expenses (a)                37,961        44,232       44,181        46,333        54,227
Restructuring costs and other special charges (b)               12,920          --           --           5,464         5,598
                                                             ---------     ---------    ---------     ---------     ---------
    Operating income                                            26,092        53,619       46,084        29,455        12,103
Interest expense, net                                           29,806        32,929       33,798        36,077        38,813
Other expense                                                      637         1,194          627         1,217           412
Income tax expense (benefit) (c)                                (5,073)       (4,927)       2,189           523         2,106
                                                             ---------     ---------    ---------     ---------     ---------
     Income (loss) from continuing operations
     before extraordinary items                                    722        24,423        9,470        (8,362)      (29,228)
                                                             ---------     ---------    ---------     ---------     ---------
Discontinued operations: (d)

      Estimated loss on shut down, net of tax                     --            --           --            --            (667)

Extraordinary loss on early extinguishment of
debt (e)                                                          --            --           --          (4,106)         --
                                                             ---------     ---------    ---------     ---------     ---------
Net income (loss)                                            $     722        24,423        9,470       (12,468)      (29,895)
                                                             =========     =========    =========     =========     =========
Balance Sheet Data (at end of period):

Working capital (deficit)                                    $    (865)       15,288       (2,973)       (5,451)       11,610
Total assets                                                 $ 280,513       302,202      303,812       299,000       329,958
Long-term debt and capitalized leases,
  including current installments                             $ 252,792       261,706      277,344       289,589       319,657
Stockholders' deficit                                        $ (96,020)      (85,867)    (109,389)     (119,306)     (106,085)

Other Data:

Net cash provided by operating activities                    $  38,216        40,913       38,774        48,137        18,257
Net cash used by investing activities                        $ (16,493)      (19,006)     (24,145)      (10,364)      (10,100)
Net cash used by financing activities                        $ (17,189)      (21,968)     (14,576)      (37,812)       (8,143)
Capital expenditures (including lease                        $  24,550        25,271       22,724        16,238        23,713
  obligations entered into)
Ratio of earnings to fixed charges                                  (f)         1.56x        1.32x           (f)           (f)
EBITDA (g)                                                   $  61,573        88,305       80,007        64,286        52,367

NOTES TO SELECTED FINANCIAL DATA

(a) For the fiscal year ended March 31, 1998 ("Fiscal Year 1998") selling, general and administrative expense includes $1.5 million of non-recurring American Color charges associated with the relocation of American Color's corporate office and various severance related expenses and $0.6 million of non-cash charges associated with an employee benefit program.

(b) In January 2002, we approved a restructuring plan for our print and American Color divisions, which was designed to improve asset utilization, operating efficiency and profitability. We recorded $8.6 million of costs under this plan in Fiscal Year 2002.

    In March 1999, we approved a restructuring plan for our American Color division, which was designed to consolidate certain facilities in order to improve asset utilization and operational efficiency, modify the organizational structure as a result of facility consolidation and other changes and reduce overhead and other costs. We recorded $4.6 million of costs under this plan in the fiscal year ended March 31, 1999 ("Fiscal Year 1999").

    In January 1998, we approved a restructuring plan for our print division designed to improve responsiveness to customer requirements, increase asset utilization and reduce overhead costs. We recorded $3.9 million of costs under this plan in Fiscal Year 1998.

    In addition, we recorded $4.3 million, $0.9 million and $1.7 million of other special charges related to asset write-offs and write-downs in our print and American Color divisions in Fiscal Year 2002, Fiscal Year 1999 and Fiscal Year 1998, respectively. See note 14 to our consolidated financial statements appearing elsewhere in this Report for further discussion of Fiscal Year 2002 and 1999 restructuring activity.

(c) In the fourth quarter of Fiscal Year 2002, the valuation allowance for deferred tax assets was reduced by $5.5 million, resulting in a corresponding credit to deferred income tax expense. This adjustment reflected a change in circumstances which resulted in a judgment that a corresponding amount of our deferred tax assets will be realized in future years. The valuation allowance decreased by $0.1 million during Fiscal Year 2002 as a result of changes in the deferred tax items. This decrease primarily includes the $5.5 million decrease discussed above and a $4.2 million increase related to the tax effect of the minimum pension liability, which is a component of other comprehensive income.

(d) In February of the fiscal year ended March 31, 1997, we made a strategic decision to shut down the operation of our wholly-owned subsidiary SMC. SMC's shut down has been accounted for as a discontinued operation, and accordingly, SMC's operations are segregated in our consolidated financial statements.

(e) As part of a refinancing transaction entered into on May 8, 1998 (the "1998 Refinancing"), we recorded an extraordinary loss related to early extinguishment of debt of $4.1 million, net of zero taxes. This extraordinary loss primarily consisted of the write-off of deferred financing costs related to refinanced indebtedness in Fiscal Year 1999.

(f) The deficiency in earnings required to cover fixed charges for the fiscal years ended March 31, 2002, 1999 and 1998 was $4,351, $7,839 and $27,122,
    respectively. The deficiency in earnings to cover fixed charges is computed by subtracting earnings before fixed charges, income taxes, discontinued operations and extraordinary items from fixed charges. Fixed charges consist of interest expense and one-third of operating lease rental expense, which is deemed to be representative of the interest factor. The deficiency in earnings required to cover fixed charges includes non-cash depreciation of property, plant and equipment and amortization of goodwill and other assets and other non-cash charges which are reflected in the financial statements, in the following amounts (in thousands):

                                         Fiscal Year Ended March 31,
                                   ----------------------------------------
                                       2002           1999          1998
                                   -----------     ----------    ----------
         Depreciation             $   27,024      $  29,651     $  28,124
         Amortization                  4,175          4,025        10,413
         Non-cash charges              4,723            945         2,301
                                   -----------     ----------    ----------
           Total                  $   35,922      $  34,621     $  40,838
                                   ===========     ==========    ==========

(g) EBITDA is included in the Selected Financial Data because we believe that investors regard EBITDA as a key measure of a leveraged company's performance and ability to meet its future debt service requirements. EBITDA is defined as earnings before net interest expense, income tax expense (benefit), depreciation, amortization, other non-cash expenses, other special charges related to asset write-offs and write-downs, other expense (income), discontinued operations and extraordinary items. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income (or any other measure of performance under generally accepted accounting principles) as a measure of performance or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Certain covenants in the Indenture dated as of August 15, 1995 and the bank credit agreement entered into in May 1998 are based on EBITDA, subject to certain adjustments.

    EBITDA in Fiscal Year 2002 includes restructuring costs related to the print and American Color divisions of $6.5 million and $2.1 million, respectively.

    EBITDA in Fiscal Year 2000 includes $0.5 million of non-recurring costs associated with the consolidation of certain production facilities at the American Color division.

    EBITDA in Fiscal Year 1999 includes $4.6 million in restructuring costs related to the American Color division, $0.6 million of non-recurring costs associated with the consolidation of certain production facilities at the American Color division, $0.3 million of non-recurring employee termination expenses and $0.2 million of non-cash charges associated with an employee benefit program.

    EBITDA in Fiscal Year 1998 includes $3.9 million in restructuring costs related to the print division, $1.5 million of non-recurring charges associated with the relocation of American Color's corporate office and various severance related expenses, and $0.7 million of certain charges associated with employee benefit programs.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Overview


Print. Commercial printing in the United States is highly competitive. The significant capital required to keep pace with changing technology and competitive pricing trends has led to a trend of industry consolidation in recent years. In addition, customers' preferences for larger printers, such as our company, with a wider variety of services, greater distribution capabilities, critical scale and more flexibility have also contributed to consolidation within the industry. The industry is expected to remain competitive in the near future and our sales will continue to be subject to changes in retailers' demands for printed products.

The cost of paper is a principal factor in our overall pricing to our customers. The level of paper costs also has a significant impact on our reported sales. During Fiscal Year 2000, paper prices were on average at lower levels than comparable periods in the previous year. Throughout Fiscal Year 2001, the cost of paper increased. In Fiscal Year 2002, demand for advertising declined, resulting in reduced paper requirements. The reduction in paper requirements resulted in a decline in paper prices throughout the year. In accordance with industry practice, we generally pass through increases in the cost of paper to customers in the costs of our printed products, while decreases in paper costs generally result in lower prices to customers.

In recent years, comprehensive quality improvement and cost reduction programs have been implemented for all our printing processes. As a result of these measures, we have been successful in lowering our manufacturing costs within the print segment, while improving product quality.

American Color (Premedia Services). The premedia services industry has experienced significant technological advances as electronic digital premedia systems have replaced the more manual and photography-based methods utilized in the past. Over the last several years, this shift in technology, which improved process efficiencies and reduced processing costs, produced increased unit growth for American Color as the demand for color pages increased. Selling price levels per page, however, have declined because of greater efficiencies resulting from technological advancements. Revenue from traditional services is being supplemented by additional revenue sources including digital asset management, managed services, computer-to-plate services, creative services, conventional and digital photography, consulting and training services, multimedia and internet services, and software and data-base management.

The following table summarizes our historical results of continuing operations for Fiscal Years 2002, 2001 and 2000:

                                           Fiscal Year Ended March 31,
                                   ---------------------------------------------
                                     2002              2001             2000
                                   --------          --------         ---------
                                               (Dollars in thousands)


Sales

   Print                           $ 473,915          519,961          470,458

   American Color                     65,293           80,060           80,240

   Other (a)                           3,213            6,018            3,584
                                   ---------        ---------        ---------
     Total                           542,421          606,039          554,282
                                   =========        =========        =========

Gross Profit

   Print                           $  62,673           74,745           73,572

   American Color                     15,130           22,856           17,971

   Other (a)                            (830)             250           (1,278)
                                   ---------        ---------        ---------
      Total                        $  76,973           97,851           90,265
                                   =========        =========        =========

Gross Margin

   Print                                13.2%            14.4%            15.6%

   American Color                       23.2%            28.6%            22.4%

      Total                             14.2%            16.2%            16.3%

Operating Income (Loss)

   Print (b)                       $  31,148           49,918           49,446

   American Color (b)                  2,805           11,409            4,883

   Other (a) (c)                      (7,861)          (7,708)          (8,245)
                                   ---------        ---------        ---------
        Total                      $  26,092           53,619           46,084
                                   =========        =========        =========

(a) Other operations primarily include revenues and expenses associated with our digital visual effects business ("Digiscope").

(b) Print and American Color operating income in Fiscal Year 2002 includes the impact of restructuring costs of $6.5 million and $2.1 million, respectively. Print and American Color operating income in Fiscal Year 2002 also includes $3.9 million and $0.4 million of other special charges related to non-cash asset write-offs and write-downs, respectively. See "Restructuring Costs and Other Special Charges" below. American Color's operating income also includes $0.6 million of non-recurring charges in Fiscal Year 2000 associated with the consolidation of certain production facilities.

(c) Also includes corporate general and administrative expenses, and amortization expense.

Historical Results of Operations

                      Fiscal Year 2002 vs. Fiscal Year 2001

Total sales decreased 10.5% to $542.4 million in Fiscal Year 2002 from $606.0 million in Fiscal Year 2001. This decrease primarily reflects a decrease in print sales of $46.1 million, or 8.9%, and a decrease in American Color's sales of $14.8 million, or 18.4%. Total gross profit decreased to $77.0 million, or 14.2% of sales, in Fiscal Year 2002 from $97.9 million, or 16.2% of sales, in Fiscal Year 2001. Total operating income decreased to $26.1 million, or 4.8% of sales, in Fiscal Year 2002 from $53.6 million, or 8.8% of sales, in Fiscal Year 2001. See the discussion of these changes by segment below.

In the fourth quarter of Fiscal Year 2001, the print segment began to present postage revenue in sales as opposed to netting postage revenue against the related postage costs within cost of sales. This presentation is consistent with the requirements of EITF 00-10. Under EITF 00-10, the netting of revenues and expenses associated with shipping and handling is no longer permitted. The financial information for Fiscal Year 2001 and Fiscal Year 2000 has been reclassified to conform with this presentation.

Print

Sales. Print sales decreased $46.1 million to $473.9 million in Fiscal Year 2002 from $520.0 million in Fiscal Year 2001. The decrease in Fiscal Year 2002 includes a 6.9% decrease in print production volume, a decrease in postage revenues, an increase in customer supplied paper and the impact of declining paper prices. The reduced production volume is largely attributable to weakness in the retail industry and the corresponding reduction in demand for printing as a result of reduced advertising spending during Fiscal Year 2002. In response to the current economic conditions, we have consolidated production. See the discussion of the January 2002 restructuring plan below under "Restructuring Costs and Other Special Charges".

Gross Profit. Print gross profit decreased $12.0 million to $62.7 million in Fiscal Year 2002 from $74.7 million in Fiscal Year 2001. Print gross margin decreased to 13.2% in Fiscal Year 2002 from 14.4% in Fiscal Year 2001. The decreases in gross profit and gross margin are largely related to the decreased print production volume and certain changes in product and customer mix.

Selling, General and Administrative Expenses. Print selling, general and administrative expenses decreased $3.6 million to $21.2 million, or 4.5% of print sales, in Fiscal Year 2002, from $24.8 million, or 4.8% of print sales, in Fiscal Year 2001. This decrease includes the impact of decreases in certain selling and employee related expenses.

Operating Income. As a result of the above factors and the incurrence of restructuring and other special charges associated with the January 2002 restructuring plan of $10.4 million in Fiscal Year 2002 (see "Restructuring Costs and Other Special Charges" below), operating income from the print business decreased $18.8 million to $31.1 million in Fiscal Year 2002 from $49.9 million in Fiscal Year 2001.

American Color (Premedia Services)

Sales. American Color's sales decreased $14.8 million to $65.3 million in Fiscal Year 2002 from $80.1 million in Fiscal Year 2001. The decrease in Fiscal Year 2002 was primarily the result of reduced premedia production volume. The reduced volume includes the impact of the economic slowdown and related weakness in demand for advertising during Fiscal Year 2002. See the discussion of the January 2002 restructuring plan below under "Restructuring Costs and Other Special Charges".

Gross Profit. American Color's gross profit decreased $7.8 million to $15.1 million in Fiscal Year 2002 from $22.9 million in Fiscal Year 2001. American Color's gross margin decreased to 23.2% in Fiscal Year 2002 from 28.6% in Fiscal Year 2001. The decreases in gross profit and gross margin are primarily the result of reduced premedia production volume, offset in part by reduced manufacturing costs due to the continuance of various cost containment programs at the production facilities.

Selling, General and Administrative Expenses. American Color's selling, general and administrative expenses decreased $1.6 million to $9.8 million, or 15.0% of American Color's sales in Fiscal Year 2002, from $11.4 million, or 14.3% of American Color's sales in Fiscal Year 2001. This decrease includes the impact of decreases in certain selling and employee related expenses.

Operating Income. As a result of the above factors and the incurrence of restructuring and other special charges associated with the January 2002 restructuring plan of $2.5 million in Fiscal Year 2002 (see "Restructuring Costs and Other Special Charges" below), operating income at American Color decreased $8.6 million to $2.8 million in Fiscal Year 2002 from $11.4 million in Fiscal Year 2001.

                      Fiscal Year 2001 vs. Fiscal Year 2000

Total sales increased 9.3% to $606.0 million in Fiscal Year 2001 from $554.3 million in Fiscal Year 2000. This increase is primarily attributable to an increase in print sales of $49.5 million, or 10.5%. Total gross profit increased to $97.9 million, or 16.2% of sales, in Fiscal Year 2001 from $90.3 million, or 16.3% of sales, in Fiscal Year 2000. Total operating income increased to $53.6 million, or 8.8% of sales, in Fiscal Year 2001 from $46.1 million, or 8.3% of sales, in Fiscal Year 2000. See the discussion of these changes by segment below.


Print

Sales. Print sales increased $49.5 million to $520.0 million in Fiscal Year 2001 from $470.5 million in Fiscal Year 2000. The increase in Fiscal Year 2001 primarily includes the impact of increased paper prices and postage revenues and a slight increase in production volume.

Gross Profit. Print gross profit increased $1.1 million to $74.7 million in Fiscal Year 2001 from $73.6 million in Fiscal Year 2000. Print gross margin decreased to 14.4% in Fiscal Year 2001 from 15.6% in Fiscal Year 2000. The increase in gross profit includes the impact of reduced manufacturing costs and increased production volume. The decrease in gross margin is primarily attributable to the impact of increased paper prices reflected in sales.

Selling, General and Administrative Expenses. Print selling, general and administrative expenses increased to $24.8 million, or 4.8% of print sales, in Fiscal Year 2001 from $24.1 million, or 5.1% of print sales, in Fiscal Year 2000. This increase includes increases in certain selling and employee related expenses, offset in part by a reduction in pension costs.

Operating Income. As a result of the above factors, operating income from the print business increased to $49.9 million in Fiscal Year 2001 from $49.4 million in Fiscal Year 2000.


American Color (Premedia Services)

Sales. American Color's sales of $80.1 million in Fiscal Year 2001 approximated sales of $80.2 million in Fiscal Year 2000.

Gross Profit. American Color's gross profit increased $4.9 million to $22.9 million in Fiscal Year 2001 from $18.0 million in Fiscal Year 2000. American Color's gross margin increased to 28.6% in Fiscal Year 2001 from 22.4% in Fiscal Year 2000. These increases are primarily the result of reduced manufacturing costs related to various cost containment programs and the consolidation of certain production sites. Fiscal Year 2000 included $0.6 million of non-recurring costs associated with the consolidation of certain production sites.

Selling, General and Administrative Expenses. American Color's selling, general and administrative expenses decreased to $11.4 million, or 14.3% of American Color's sales in Fiscal Year 2001, from $13.1 million, or 16.3% of American Color's sales in Fiscal Year 2000. These decreases include the impact of various cost containment programs implemented during Fiscal Year 2000.

Operating Income. As a result of the above factors, operating income at American Color increased $6.5 million to $11.4 million in Fiscal Year 2001 from $4.9 million in Fiscal Year 2000.

Other Operations (Fiscal Year 2002 vs. Fiscal Year 2001 and Fiscal Year 2001 vs. Fiscal Year 2000)

Other operations consist primarily of revenues and expenses associated with Digiscope and corporate general, administrative and other expenses, including amortization expense.

Operating losses from other operations increased to a loss of $7.9 million in Fiscal Year 2002 from a loss of $7.7 million in Fiscal Year 2001. This change includes a $0.8 million increase in operating losses at Digiscope due primarily to lower digital visual effects production volume, offset in part by decreases in certain corporate general and administrative expenses.

Operating losses from other operations improved to a loss of $7.7 million in Fiscal Year 2001 from a loss of $8.2 million in Fiscal Year 2000. This change includes a $1.4 million decrease in operating losses at Digiscope due primarily to higher digital visual effects production volume, offset in part by increases in certain corporate general and administrative expenses and increased amortization expense.

Non-cash amortization expenses (which primarily includes goodwill amortization) within other operations, were $3.0 million, $3.2 million and $2.8 million in Fiscal Years 2002, 2001 and 2000, respectively.

Restructuring Costs and Other Special Charges

Restructuring Costs

In January 2002, our Board of Directors approved a restructuring plan for our print and premedia services segments designed to improve asset utilization, operating efficiency and profitability. This plan included the closing of our print facility in Hanover, Pennsylvania and our premedia services facility in West Palm Beach, Florida, the downsizing of our Buffalo, New York premedia services facility and the elimination of certain administrative personnel. This action resulted in the elimination of 189 positions within our company.

As a result of this plan, we recorded a pretax restructuring charge of approximately $8.6 million in the fourth quarter of Fiscal Year 2002. This charge is classified within restructuring costs and other special charges in our consolidated statement of income in Fiscal Year 2002. The cost of this restructuring plan has been accounted for in accordance with the guidance set forth in Emerging Issues Task Force Issue 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). The restructuring charge includes severance and related termination benefits, lease termination costs primarily related to future lease commitments, equipment deinstallation costs directly associated with the disassembly of certain printing presses and other equipment, and other costs primarily including legal fees, site clean-up costs and the write-off of certain press related parts that provide no future use or functionality.

The following table summarizes the activity related to this restructuring plan for Fiscal Year 2002 (in thousands):

                                                                                     03/31/02
                                                     Restructuring                 Restructuring
                                                        Charges        Activity       Reserve
                                                     -------------     --------    -------------
        Severance and other employee costs             $ 5,065          (1,546)        3,519
        Lease termination costs                          1,517            (228)        1,289
        Equipment deinstallation costs                   1,010          (1,010)         --
        Other costs                                      1,046            (623)          423
                                                       -------          ------         -----
                                                       $ 8,638          (3,407)        5,231
                                                       =======          ======         =====


As of March 31, 2002, we believe the restructuring reserve of $5.2 million is adequate. The process of closing two facilities and downsizing one facility, including equipment deinstallation and relocation of that equipment to other facilities, was completed by March 31, 2002. The majority of all remaining costs will be paid or settled before March 31, 2003. These costs will be funded through cash generated from operations and borrowings under our Revolving Credit Facility (defined below).

In March 1999, we approved a plan for our American Color division, which was designed to consolidate certain facilities in order to improve asset utilization and operational efficiency, modify the organizational structure as a result of facility consolidation and other changes and reduce overhead and other costs. Approximately $3.1 million of these costs were paid or settled before March 31, 2000. During Fiscal Year 2002 and Fiscal Year 2001, $0.3 million and $1.1 million of these costs were paid, respectively. The remaining $0.1 million balance in the restructuring reserve at March 31, 2002 includes remaining payouts of involuntary employee termination and lease commitment costs.

Other Special Charges

We recorded an impairment charge of approximately $4.3 million in the fourth quarter of our Fiscal Year 2002, to reflect the decision to abandon certain company assets. The provision was based on a review of our long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" ("SFAS 121"). This impairment charge is classified within restructuring costs and other special charges in the consolidated statements of income.

Interest Expense

Interest expense decreased 9.3% to $30.0 million in Fiscal Year 2002 from $33.0 million in Fiscal Year 2001. This decrease reflects lower levels of indebtedness and lower borrowing costs. See note 5 to our consolidated financial statements appearing elsewhere in this Report.

Interest expense decreased 2.7% to $33.0 million in Fiscal Year 2001 from $34.0 million in Fiscal Year 2000. This decrease reflects lower levels of indebtedness, offset in part by increased borrowing costs.

Income Taxes

For Fiscal Year 2002, our federal tax benefit was greater than the federal tax benefit calculated using the federal statutory rate. For Fiscal Years 2001 and 2000, our federal tax expense was less than the federal tax expense calculated using the federal statutory rate. These differences were primarily due to decreases in the valuation allowance, partially offset by amortization of nondeductible goodwill and foreign tax expense. In the fourth quarter of Fiscal Year 2002, the valuation allowance for deferred tax assets was reduced by $5.5 million, resulting in a corresponding credit to deferred income tax expense. This adjustment reflected a change in circumstances which resulted in a judgment that a corresponding amount of our deferred tax assets will be realized in future years. The valuation allowance decreased by $0.1 million during Fiscal Year 2002 as a result of changes in the deferred tax items. This decrease primarily includes the $5.5 million decrease discussed above and a $4.2 million increase related to the tax effect of the minimum pension liability, which is a component of other comprehensive income.

Net Income

As a result of the factors discussed above, our net income decreased to $0.7 million in Fiscal Year 2002 from $24.4 million in Fiscal Year 2001. Our net income increased to $24.4 million in Fiscal Year 2001 from $9.5 million in Fiscal Year 2000. Fiscal Year 2002 net income includes $8.6 million of restructuring costs and $4.3 million of other special charges related to asset write-offs associated with the January 2002 restructuring plan.

Minimum Pension Liability

In compliance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), we recorded a minimum pension liability of approximately $10.8 million in Fiscal Year 2002. This liability represents the amount that the accumulated benefit obligation exceeds the fair value of the plan assets at March 31, 2002. The recording of this liability had no impact on our consolidated statement of income for Fiscal Year 2002, but is recorded as a component of other comprehensive loss in our consolidated statement of stockholders' deficit at March 31, 2002.

Liquidity and Capital Resources

We have a $145 million credit facility with a syndicate of lenders (the "Bank Credit Agreement") that provides for:

    (1) a $25 million amortizing term loan facility maturing on March 31, 2004 (the "A Term Loan Facility"),
    (2) a $50 million amortizing term loan facility maturing on March 31, 2005 (the "B Term Loan Facility"), and
    (3) a revolving credit facility providing for a maximum of $70 million borrowing availability, subject to certain customary conditions, maturing on March 31, 2004, including up to $40 million for letters of credit, (the "Revolving Credit Facility").

At March 31, 2002, we had no borrowings outstanding under the Revolving Credit Facility and had letters of credit outstanding of approximately $22.6 million. As a result, we had additional borrowing availability of approximately $47.4 million.

At March 31, 2002, $9.5 million of the A Term Loan Facility and $39.6 million of the B Term Loan Facility remained outstanding. Scheduled A Term Loan Facility and B Term Loan Facility payments due in Fiscal Year 2003 are approximately $5.3 million and $4.7 million, respectively. Scheduled repayments of existing capital lease obligations and other senior indebtedness during Fiscal Year 2003 are approximately $8.3 million and $1.7 million, respectively.

During Fiscal Year 2002, we repurchased in the open market, an aggregate principal amount of $8.2 million of our 12 3/4 % Senior Subordinated Notes Due 2005 (the "Notes") for approximately $8.1 million.

In Fiscal Year 2002, net cash provided by operating activities of $38.2 million (see consolidated statements of cash flows appearing elsewhere in this Report) and proceeds from the sale of fixed assets of $0.4 million were primarily used to fund the following expenditures:

    (1) $17.2 million in principal repayments of indebtedness and financing costs (including capital lease obligations of $7.5 million and repurchase of the Notes of $8.2 million), and
    (2)  $16.8 million in cash capital expenditures.

Our cash-on-hand of approximately $24.1 million is presented net of outstanding checks and accordingly, cash is presented at a balance of $4.5 million in the March 31, 2002 balance sheet. We plan to continue our program of upgrading our print and premedia equipment and currently anticipate that Fiscal Year 2003 cash capital expenditures will be approximately $28 million and equipment acquired under capital leases will be approximately $1 million.

Our primary sources of liquidity are cash provided by operating activities and borrowings under the Revolving Credit Facility. We anticipate that our primary needs for liquidity will be to conduct our business, meet our debt service requirements, make capital expenditures and, if we elect, redeem, repay or repurchase outstanding indebtedness, including repurchases of Notes in privately negotiated transactions or in open market purchases, to the extent permitted by our Bank Credit Agreement.

At March 31, 2002, we had total indebtedness outstanding of $252.8 million, including capital lease obligations, as compared to $261.7 million at March 31, 2001, representing a net reduction in total indebtedness during Fiscal Year 2002 of $8.9 million. Of the total debt outstanding at March 31, 2002, $49.1 million (excluding letters of credit) was outstanding under the Bank Credit Agreement at a weighted-average interest rate of 4.7%. Indebtedness under the Bank Credit Agreement bears interest at floating rates. At March 31, 2002, we had indebtedness other than obligations under the Bank Credit Agreement of $203.7 million (including $171.8 million of the Notes). We are currently in compliance with all financial covenants set forth in the Bank Credit Agreement. See note 5 to our consolidated financial statements appearing elsewhere in this Report.

A significant portion of Graphics' long-term obligations, including indebtedness under the Bank Credit Agreement and the Notes, has been fully and unconditionally guaranteed by Holdings. Holdings is subject to certain restrictions under its guarantee of indebtedness under the Bank Credit Agreement, including among other things, restrictions on mergers, acquisitions, incurrence of additional debt and payment of cash dividends. See note 1 to our consolidated financial statements appearing elsewhere in this Report.

EBITDA
                                             Fiscal Year Ended March 31,
                                    --------------------------------------------
                                      2002              2001             2000
                                    --------          --------         --------
                                               (Dollars in thousands)
EBITDA

   Print (a)                        $ 57,170           74,298           72,543

   American Color (a)                  8,437           17,075           11,003

   Other (b)                          (4,034)          (3,068)          (3,539)
                                    --------         --------         --------

      Total                         $ 61,573           88,305           80,007
                                    ========         ========         ========

EBITDA Margin

    Print                               12.1%            14.3%            15.4%

    American Color                      12.9%            21.3%            13.7%

       Total                            11.4%            14.6%            14.4%


(a) EBITDA for the print and American Color segments in Fiscal Year 2002 includes the impact of restructuring costs of $6.5 million and $2.1 million, respectively. See "Restructuring Costs and Other Special Charges" above. American Color EBITDA also includes $0.5 million of non-recurring charges in Fiscal Year 2000 associated with the consolidation of certain production facilities.


(b) Other operations include revenues and expenses associated with our digital visual effects business and corporate general and administrative expenses.


EBITDA is presented and discussed because we believe that investors regard EBITDA as a key measure of a leveraged company's performance and ability to meet its future debt service requirements. "EBITDA" is defined as earnings before net interest expense, income tax expense (benefit), depreciation, amortization, other non-cash expenses, other special charges related to asset write-offs and write-downs and other expense (income). "EBITDA Margin" is defined as EBITDA as a percentage of net sales. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income (or any other measure of performance under generally accepted accounting principles) as a measure of performance or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Certain covenants in the Indenture and the Bank Credit Agreement are based on EBITDA, subject to certain adjustments.

Amortization of Goodwill

Goodwill is amortized on a straight-line basis by business segment through Fiscal Year 2002. Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), is effective for fiscal years beginning after December 15, 2001. In compliance with this pronouncement, we adopted SFAS 142 on April 1, 2002. Application of the non-amortization provisions of SFAS 142 is expected to result in an increase in pre-tax income of approximately $2.8 million in Fiscal Year 2003. We expect to perform the first of the required impairment tests of goodwill during Fiscal Year 2003. We do not anticipate that these tests will have a material effect on our results of operations or financial position.

Impact of Inflation

In accordance with industry practice, we generally pass through increases in our costs (primarily paper and ink) to customers in the costs of our printed products, while decreases in paper costs generally result in lower prices to customers. During Fiscal Year 2000, paper prices were on average at lower levels than comparable periods in the prior year. Throughout Fiscal Year 2001, the cost of paper increased. In Fiscal Year 2002, demand for advertising declined, resulting in reduced paper requirements. The reduction in paper requirements resulted in a decline in paper prices throughout the year. We expect that, as a result of our strong relationship with key suppliers, our material costs will remain competitive within the industry.

Seasonality

Some of our print and premedia services business is seasonal in nature, particularly those revenues derived from advertising inserts. Generally, our sales from advertising inserts are highest during periods prior to the following advertising periods: Spring advertising season (March - May); Back-to-School (July - August); and Thanksgiving/Christmas (October - December). Sales of newspaper Sunday comics are not subject to significant seasonal fluctuations. Our strategy has been and will continue to include the mitigation of the seasonality of our print business by increasing our sales to customers whose own sales are less seasonal (i.e., food and drug companies) and who utilize advertising inserts more frequently.

Environmental

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future period revenue generation are expensed. Environmental liabilities are recorded when assessments and/or remedial efforts are probable and the related costs can be reasonably estimated. We believe that environmental liabilities, currently and in the prior periods discussed herein, are not material. We maintain a reserve of approximately $0.1 million in connection with a Superfund site in our consolidated statement of financial position at March 31, 2002, which we believe to be adequate. See "Legal Proceedings - Environmental Matters" appearing elsewhere in this Report. We do not anticipate receiving insurance proceeds related to this potential settlement. Management does not expect that any identified matters, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations.

Accounting

There are no pending accounting pronouncements that, when adopted, are expected to have a material effect on our results of operations or financial position.

Critical Accounting Policies

Our consolidated financial statements and related public financial information are based on the application of generally accepted accounting principles ("GAAP"). GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information contained in the external disclosures of our company including information regarding contingencies, risk and financial condition. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Valuations based on estimates are reviewed for reasonableness and conservatism on a consistent basis throughout our company. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Allowance for Doubtful Accounts

We continuously monitor collections and payments from our customers. Allowances for doubtful accounts are maintained based on historical payment patterns, aging of accounts receivable and actual write-off history. We estimate losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts balances were approximately $2.6 million and $3.9 million at March 31, 2002 and March 31, 2001, respectively.

Restructuring

During Fiscal Year 2002, we established restructuring reserves for our print and premedia services segments. These reserves, for severance and other exit costs, required the use of estimates. Though management believes these estimates accurately reflect the costs of these plans, actual results may be different.

Contingencies

We have established reserves for environmental and legal contingencies at both the operating and corporate levels. A significant amount of judgment and use of estimates is required to quantify our ultimate exposure in these matters. The valuation of reserves for contingencies is reviewed on a quarterly basis to assure that we are properly reserved. Reserve balances are adjusted to account for changes in circumstances for ongoing issues and the establishment of additional reserves for emerging issues. While we believe that the current level of reserves is adequate, changes in the future could impact these determinations.

Deferred Taxes

We estimate our actual current tax expense together with our temporary differences resulting from differing treatment of items, such as fixed assets, for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income or the reversal of existing taxable temporary differences and to the extent we believe that recovery is not likely, we must establish a valuation allowance. At March 31, 2002, we had a valuation allowance of $23.3 million established against our deferred tax assets. We considered changes in the allowance when calculating the tax provision in the statement of income. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

Contractual Obligations and Commercial Commitments

The following table gives information about our existing material commitments under our indebtedness and contractual obligations (in thousands):

                                                                 Payments Due By Fiscal Year Ending March 31,
                                                         --------------------------------------------------------------
                                            Total                                                              2007
                                           Payments                                                             and
       Contractual Obligations               Due           2003         2004         2005        2006        Thereafter
---------------------------------------   ---------      -------      -------      -------     --------      ----------
Long-term debt                            $ 222,584       11,644       21,712       17,473      171,755         --
Capitalized lease obligations                30,208        8,295       10,023        2,160        2,395        7,335
Operating lease obligations                  13,630        3,251        2,617        2,054        1,672        4,036
                                          ---------       ------       ------       ------      -------       ------
    Total contractual cash obligations    $ 266,422       23,190       34,352       21,687      175,822       11,371
                                          =========       ======       ======       ======      =======       ======


In the quarter ended December 31, 1997, we entered into multi-year contracts to purchase a portion of our raw materials to be used in our normal operations. In connection with such purchase agreements, pricing for a portion of our raw materials is adjusted for certain movements in market prices, changes in raw material costs and other specific price increases. We are deferring certain contractual provisions over the life of the contracts, which are being recognized as the purchase commitments are achieved. The amount deferred at March 31, 2002 is $34.2 million and is included within Other liabilities in our consolidated balance sheet. At March 31, 2002 we had no other significant contingent commitments. The following table gives information about our other commercial commitments (in thousands):


                                                                          Fiscal Year Ending March 31,
                                                         --------------------------------------------------------------
                                           Total                                                               2007
         Other Commercial                 Amounts                                                              and
           Commitments                   Committed         2003          2004       2005       2006         Thereafter
---------------------------------------  ---------       --------      --------   --------   --------     -------------
Standby letters of credit                $  22,560        18,273          831        --         --            3,456

Financial Indebtedness Covenants

Our Bank Credit Agreement (1) requires satisfaction of certain financial covenants including Minimum Consolidated EBITDA, Consolidated Interest Coverage Ratio and Leverage Ratio requirements, (2) requires prepayments in certain circumstances including excess cash flows, proceeds from asset dispositions in excess of prescribed levels and certain capital structure transactions and (3) contains various restrictions and limitations on the following items: (a) the level of capital spending, (b) the incurrence of additional indebtedness, (c) mergers, acquisitions, investments and similar transactions and (d) dividends and other distributions. In addition, the agreement includes various other customary affirmative and negative covenants. The Senior Subordinated Notes Indenture's negative covenants are similar to, but in certain respects are less restrictive than, covenants under the Bank Credit Agreement. Graphics' ability to pay dividends or lend funds to Holdings is restricted. See note 1 to our consolidated financial statements appearing elsewhere in this Report for a discussion of those restrictions.



ITEM 7A.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative Information. In the ordinary course of business, our exposure to market risks is limited as is described below. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest and foreign currency exchange rates. Currently, we do not utilize derivative financial instruments such as forward exchange contracts, future contracts, options and swap agreements.

Interest Rate Risk for us primarily relates to interest rate fluctuations on variable rate debt.

Foreign Currency Exchange Rate Risk is minimal as we have only one print facility outside the United States (in Canada) and any fluctuations in net asset values as a result of changes in foreign currency exchange rates associated with activity at this one facility would be immaterial to the company as a whole.

Quantitative Information. At March 31, 2002 and March 31, 2001, we had both fixed rate and variable rate debt. The carrying value of our total variable rate debt approximated the fair value of such debt at March 31, 2002 and March 31, 2001. At our March 31, 2002 and March 31, 2001 borrowing levels, a hypothetical 10% adverse change in interest rates on the variable rate debt would have been immaterial. Approximately 78% and 79% of our long-term debt (excluding capitalized lease obligations) was fixed rate at March 31, 2002 and March 31, 2001, respectively.

The above market risk discussions are forward-looking statements of market risk assuming the occurrence of certain adverse market conditions. Actual results in the future may differ materially from those projected as a result of actual developments in the market.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                                                                        Page No.

The following consolidated financial statements of ACG Holdings, Inc. are included in this Report:

Report of Independent Auditors ...............................................25
Consolidated balance sheets - March 31, 2002 and 2001 ........................26
For the Years Ended March 31, 2002, 2001 and 2000:
                Consolidated statements of income.............................28
                Consolidated statements of stockholders' deficit..............29
                Consolidated statements of cash flows.........................30
Notes to Consolidated Financial Statements ...................................32


The following consolidated financial statement schedules of ACG Holdings, Inc. are included in Part IV, Item 14:

         I.   Condensed Financial Information:
              Condensed Consolidated Financial Statements (parent company only) for the years ended March 31, 2002, 2001 and 2000, and as of March 31, 2002 and 2001

        II.   Valuation and qualifying accounts

All other schedules specified under Regulation S-X for ACG Holdings, Inc. have been omitted because they are either not applicable, not required, or because the information required is included in the financial statements or notes thereto.

                         Report of Independent Auditors

Board of Directors
ACG Holdings, Inc.

We have audited the accompanying consolidated balance sheets of ACG Holdings, Inc. as of March 31, 2002 and 2001, and the related consolidated statements of income, stockholders' deficit, and cash flows for each of the three fiscal years in the period ended March 31, 2002. Our audits also included the financial statement schedules listed in the Index Item 14(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ACG Holdings, Inc. at March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.



/s/ Ernst & Young LLP
Nashville, Tennessee
May 24, 2002

                               ACG HOLDINGS, INC.
                           Consolidated Balance Sheets
                                 (In thousands)


                                                                         March 31,
                                                                  ---------------------
                                                                    2002         2001
                                                                  --------     --------
Assets
------
Current assets:

  Cash                                                            $   4,547         --

  Receivables:

    Trade accounts, less allowance for doubtful accounts of
      $2,557 and $3,905 at March 31, 2002 and 2001,
      respectively                                                   50,870     62,585

    Income tax receivable                                             1,015         --

    Other                                                             2,060      2,049
                                                                  ---------  ---------
                Total receivables                                    53,945     64,634

  Inventories                                                         9,137     12,864

  Deferred income taxes                                               7,564      9,817

  Prepaid expenses and other current assets                           3,839      3,740
                                                                  ---------  ---------
                Total current assets                                 79,032     91,055

Property, plant and equipment:

   Land and improvements                                              2,913      2,926

   Buildings and improvements                                        22,210     20,333

   Machinery and equipment                                          198,057    200,770

   Furniture and fixtures                                            11,710     10,533

   Leased assets under capital leases                                56,830     52,762

   Equipment installations in process                                11,446      9,598
                                                                  ---------  ---------
                                                                    303,166    296,922

   Less accumulated depreciation                                   (180,676)  (167,014)
                                                                  ---------  ---------
                Net property, plant and equipment                   122,490    129,908

Excess of cost over net assets acquired, less accumulated
  amortization of $53,274 and $50,262 at March 31, 2002
  and 2001, respectively                                             66,548     69,560

Other assets                                                         12,443     11,679
                                                                  ---------  ---------
                Total assets                                      $ 280,513  $ 302,202
                                                                  =========  =========


See accompanying notes to consolidated financial statements

                               ACG HOLDINGS, INC.
                           Consolidated Balance Sheets
      (Dollars in thousands, except par values and liquidation preference)


                                                                                    March 31,
                                                                             ---------------------
                                                                               2002         2001
                                                                             --------     --------
Liabilities and Stockholders' Deficit
-------------------------------------

Current liabilities:

  Current installments of long-term debt and capitalized leases            $  19,946        7,809

  Trade accounts payable                                                      25,906       36,310

  Accrued expenses                                                            34,045       31,474

  Income taxes                                                                  --            174
                                                                           ---------     ---------

     Total current liabilities                                                79,897       75,767

Long-term debt and capitalized leases, excluding current installments        232,846      253,897

Deferred income taxes                                                          2,933       10,546

Other liabilities                                                             60,857       47,859
                                                                           ---------     ---------

     Total liabilities                                                       376,533      388,069

Stockholders' deficit:

  Common stock, voting, $.01 par value, 5,852,223 shares authorized,
     143,399 shares issued and outstanding                                         1            1

  Preferred stock, $.01 par value, 15,823 shares authorized, 3,617 shares
     Series AA convertible preferred stock issued and outstanding,
     $39,442,551 liquidation preference, and 1,606 shares Series BB convertible preferred stock issued and outstanding, $17,500,000
     liquidation preference                                                     --             --

  Additional paid-in capital                                                  58,500       58,370

  Accumulated deficit                                                       (140,340)    (141,062)

  Other accumulated comprehensive loss, net of tax                           (14,181)      (3,176)
                                                                            ---------    ---------

     Total stockholders' deficit                                             (96,020)     (85,867)
                                                                            ---------    ---------

  Commitments and contingencies

     Total liabilities and stockholders' deficit                           $ 280,513      302,202
                                                                           ---------     ---------










See accompanying notes to consolidated financial statements.

                               ACG HOLDINGS, INC.
                        Consolidated Statements of Income
                                 (In thousands)


                                                         Year ended March 31,
                                                  -------------------------------------
                                                      2002         2001         2000
                                                  -----------   ----------   ----------

Sales                                             $ 542,421       606,039      554,282

Cost of sales                                       465,448       508,188      464,017
                                                  -----------   ----------   ----------
  Gross profit                                       76,973        97,851       90,265

Selling, general and administrative expenses         34,949        41,176       41,562

Amortization of goodwill                              3,012         3,056        2,619

Restructuring costs and other special charges        12,920            --           --
                                                  -----------   ----------   ----------

  Operating income                                   26,092        53,619       46,084
                                                  -----------   ----------   ----------

Other expense (income):

   Interest expense                                  29,973        33,042       33,963

   Interest income                                     (167)         (113)        (165)

   Other, net                                           637         1,194          627
                                                  -----------   ----------   ----------
       Total other expense                           30,443        34,123       34,425
                                                  -----------   ----------   ----------
   Income (loss) before income taxes                 (4,351)       19,496       11,659

Income tax expense (benefit)                         (5,073)       (4,927)       2,189
                                                  -----------   ----------   ----------
       Net income                                 $     722        24,423        9,470
                                                  ===========   ==========   ==========




See accompanying notes to consolidated financial statements.

                            ACG HOLDINGS, INC.
             Consolidated Statements of Stockholders' Deficit
                              (In thousands)

                                                         Series AA
                                                           and BB                                      Other
                                              Voting     convertible     Additional                  accumulated
                                              common     preferred        paid-in     Accumulated    comprehensive
                                              stock         stock         capital       deficit      income (loss)         Total
                                             ---------   -------------   -----------  ------------   --------------    ------------

Balances, March 31, 1999                    $        1        --            58,286      (174,905)        (2,688)       $  (119,306)
                                                                                                                       ------------
Net income                                          --        --              --           9,470             --              9,470

  Other comprehensive income, net of tax:

    Change in cumulative
    translation adjustment                          --        --              --              --            296                296

    Minimum pension liability                       --        --              --              --            184                184
                                                                                                                       ------------

Comprehensive income                                                                                                         9,950

Treasury stock                                      --        --              --             (50)            --                (50)

Executive stock compensation                        --        --                17            --             --                 17
                                            -----------   ------------   ------------  -----------    -------------    ------------

Balances, March 31, 2000                    $        1        --            58,303      (165,485)        (2,208)       $  (109,389)
                                                                                                                       ------------

Net income                                          --        --              --          24,423             --             24,423

    Other comprehensive loss, net of tax:

     Change in cumulative
     translation adjustment                         --        --              --              --           (968)              (968)
                                                                                                                       ------------

Comprehensive income                                                                                                        23,455

Executive stock compensation                        --        --                67            --             --                 67
                                            -----------   ------------   ------------  -----------    -------------    ------------

Balances, March 31, 2001                    $        1        --            58,370      (141,062)        (3,176)       $   (85,867)
                                                                                                                       ------------

Net income                                          --        --              --             722             --                722

    Other comprehensive loss, net of tax:

      Change in cumulative translation
      adjustment                                    --        --              --              --           (254)              (254)

      Minimum pension liability                     --        --              --              --        (10,751)           (10,751)
                                                                                                                       ------------

Comprehensive loss                                                                                                         (10,283)

Executive stock compensation                        --        --               130            --             --                130
                                            -----------   ------------   ------------  -----------    -------------    ------------


Balances, March 31, 2002                    $        1        --            58,500      (140,340)       (14,181)       $   (96,020)
                                            ===========   ============   ============  ===========    =============    ============



See accompanying notes to consolidated financial statements.

                                   ACG HOLDINGS, INC.
                         Consolidated Statements of Cash Flows
                                     (In thousands)

                                                                              Year ended March 31,
                                                                      --------------------------------------
                                                                           2002         2001         2000
                                                                      ------------   ----------   ----------

Cash flows from operating activities:

   Net income                                                         $       722        24,423       9,470

Adjustments to reconcile net income to net cash provided by operating activities:

      Other special charges - non-cash                                      4,282         --           --

      Depreciation                                                         27,024        30,579      30,067

      Amortization of goodwill                                              3,012         3,056       2,619

      Amortization of other assets                                          1,163         1,051       1,100

      Amortization of deferred financing costs                              1,420         1,389       1,326

      Loss on disposals of property, plant and equipment                      147           403         286

      Deferred income tax expense (benefit)                                (5,360)       (7,302)        115

Changes in assets and liabilities, net of effects of acquisition of business:

      Decrease (increase) in receivables                                   11,682         3,118      (7,832)


      Increase in current income taxes receivable                          (1,015)         --          --

      Decrease (increase) in inventories                                    3,705        (1,920)     (2,676)

      Increase (decrease) in trade accounts payable                       (10,358)       (9,246)      8,611

      Increase (decrease) in accrued expenses                               2,584          (122)       (178)

      Increase (decrease) in current income taxes payable                    (174)          118      (1,140)

      Increase (decrease) in other liabilities                              2,247        (2,451)     (1,459)

      Other                                                                (2,865)       (2,183)     (1,535)
                                                                        ----------    ----------   ---------
           Total adjustments                                               37,494        16,490      29,304
                                                                        ----------    ----------   ---------
Net cash provided by operating activities                                  38,216        40,913      38,774
                                                                        ----------    ----------   ---------

                               ACG HOLDINGS, INC.
               Consolidated Statements of Cash Flows - Continued
                                 (In thousands)

                                                                               Year ended March 31,
                                                                        ------------------------------------
                                                                           2002         2001         2000
                                                                        ----------   ----------   ----------

Cash flows from investing activities:

      Purchases of property, plant and equipment                          (16,771)     (19,161)     (21,462)

      Acquisition of business                                              --             --         (2,829)

      Proceeds from sales of property, plant and equipment                    400          180          169

      Other                                                                  (122)         (25)         (23)
                                                                       ----------      -------       -------
                Net cash used by investing activities                     (16,493)     (19,006)     (24,145)
                                                                       ----------      -------       -------
Cash flows from financing activities:

       Debt:

         Proceeds                                                            --           --          9,215

         Payments                                                          (9,237)     (14,787)     (15,893)


         Increase in deferred financing costs                                (483)        (198)        (371)

         Repayment of capital lease obligations                            (7,453)      (6,961)      (7,504)

         Exchange rate adjustment                                             (16)         (22)         (23)
                                                                       ----------      -------       -------
                Net cash used by financing activities                     (17,189)     (21,968)     (14,576)
                                                                       ----------      -------       -------

Effect of exchange rates on cash                                               13           61          (53)
                                                                       ----------      -------       -------
Change in cash                                                              4,547        --             --

Cash:

   Beginning of period                                                       --          --             --
                                                                       ----------      -------       -------
   End of period                                                       $    4,547        --             --
                                                                       ==========      =======       =======



Supplemental disclosure of cash flow information:

Cash paid for:

   Interest                                                            $   28,320       31,873        32,639

   Income taxes, net of refunds                                        $    1,530        2,418         3,111

Non-cash investing activities:

   Lease obligations                                                   $    7,779        6,110         1,262





See accompanying notes to consolidated financial statements.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

(1)  Summary of Significant Accounting Policies

     ACG Holdings, Inc. ("Holdings") has no operations or significant assets other than its investment in American Color Graphics, Inc. ("Graphics"). Holdings and Graphics are collectively referred to as (the "Company"). Holdings is dependent upon distributions from Graphics to fund its obligations. Under the terms of its debt agreements at March 31, 2002, Graphics' ability to pay dividends or lend to Holdings was either restricted or prohibited, except that Graphics may pay specified amounts to Holdings (i) to pay the repurchase price payable to any officer or employee (or their estates) of Holdings, Graphics or any of their respective subsidiaries in respect of their stock or options to purchase stock in Holdings upon the death, disability or termination of employment of such officers and employees (so long as no default, or event of default, as defined, has occurred under the terms of the Bank Credit Agreement, as defined below, and provided the aggregate amount of all such repurchases does not exceed $2 million) and (ii) to fund the payment of Holdings' operating expenses incurred in the ordinary course of business, other corporate overhead costs and expenses (so long as the aggregate amount of such payments does not exceed $250,000 in any fiscal year) and Holdings' obligations pursuant to a tax sharing agreement with Graphics. A significant portion of Graphics' long-term obligations has been fully and unconditionally guaranteed by Holdings.

     The two business segments of the commercial printing industry in which the Company operates are (i) print and (ii) premedia services conducted by its American Color division.

     Significant accounting policies are as follows:

     (a)  Basis of Presentation

          The consolidated financial statements include the accounts of Holdings and all greater than 50% - owned subsidiaries, which are consolidated under accounting principles generally accepted in the United States.

          All significant intercompany transactions and balances have been eliminated in consolidation.

          Earnings-per-share data has not been provided since Holdings' common stock is closely held.

          Certain prior period information has been reclassed to conform to current period presentation.

     (b)  Revenue Recognition

          Print revenues are recognized upon the completion of production. Shipment of printed material generally occurs upon completion of this production process. Materials are printed to unique customer specifications and are not returnable. Credits relating to specification variances and other customer adjustments are not significant.

     (c)  Inventories

          Inventories are valued at the lower of first-in, first-out ("FIFO") cost or market (net realizable value).

     (d)  Property, Plant and Equipment

          Property, plant and equipment is stated at cost. Depreciation, which includes amortization of assets under capital leases, is based on the straight-line method over the estimated useful lives of the assets or the remaining terms of the leases. Estimated useful lives used in computing depreciation and amortization expense are 3 to 15 years for furniture and fixtures and machinery and equipment, and 15 to 40 years for buildings and improvements.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

     (e)  Excess of Cost Over Net Assets Acquired

          The excess of cost over net assets acquired (or "goodwill") was amortized on a straight-line basis over a range of 5 to 40 years for each of its principal business segments through the fiscal year ended March 31, 2002.

     (f)  Impairment of Long-Lived Assets

          The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" ("SFAS 121"). SFAS 121 requires periodic assessment of certain long-lived assets for possible impairment when events or circumstances indicate that the carrying amounts may not be recoverable. Long-lived assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are independent of the cash flows of other groups of assets. If it is determined that the carrying amounts of such long-lived assets are not recoverable, the assets are written down to their fair value.

     (g)  Other Assets

          Financing costs related to the Bank Credit Agreement (as defined herein) are deferred and amortized over the term of the agreement. Costs related to the Notes (as defined herein) are deferred and amortized over the ten-year term of the Notes. Covenants not to compete are amortized over the terms of the underlying agreements, which are generally 5 years.

     (h)  Income Taxes

          Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Management has evaluated the need for a valuation allowance for deferred tax assets and believes that certain deferred tax assets will more likely than not be realized through the future reversal of existing taxable temporary differences and future earnings of the Company. In the fourth quarter of the fiscal year ending March 31, 2002, the valuation allowance was reduced by $5.5 million, resulting in a corresponding credit to deferred income tax expense. This adjustment reflected a change in circumstances which resulted in a judgment that a corresponding amount of the Company's deferred tax assets will be realized in future years.

     (i)  Foreign Currency Translation

          The assets and liabilities of the Company's Canadian facility, which include interdivisional balances, are translated at year-end rates of exchange while revenue and expense items are translated at average rates for the year.

          Translation adjustments are recorded as a separate component of stockholders' deficit. Since the transactions of the Canadian facility are denominated in its functional currency and the interdivisional accounts are of a long-term investment nature, no transaction adjustments are included in operations.

     (j)  Environmental

          Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future period revenue generation, are expensed. Environmental liabilities are provided when assessments and/or remedial efforts are probable and the related amounts can be reasonably estimated.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

     (k)  Fair Value of Financial Instruments

          The Company discloses the estimated fair values of its financial instruments together with the related carrying amount. The Company is not a party to any financial instruments with material off-balance-sheet risk.

     (l)  Concentration of Credit Risk

          Financial instruments, which subject the Company to credit risk, consist primarily of trade accounts receivable. Concentration of credit risk with respect to trade accounts receivable are generally diversified due to the large number of entities comprising the Company's customer base and their geographic dispersion. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses.

     (m)  Use of Estimates

          The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     (n)  Stock-Based Compensation

          The Company has elected to follow Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") in accounting for its stock-based compensation plan. The Company believes that including the fair value of compensation plans in determining net income is consistent with accounting for the cost of all other forms of compensation.

     (o)  Shipping and Handling Costs

          In compliance with Emerging Issues Task Force Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs" ("EITF 00-10"), the Company began to present postage revenue in the print segment sales as opposed to netting postage revenue against the related postage costs within the print segment's cost of sales. Under EITF 00-10, the netting of revenues and expenses associated with shipping and handling is no longer permitted. The print segment's financial information reflects a reclass of the postage revenues of approximately $18.7 million and $7.6 million to sales from cost of sales in the fiscal years ended March 31, 2001 and March 31, 2000, respectively. The Company's shipping and handling costs are reflected within Cost of Sales in the Consolidated Statements of Income.

     (p)  Impact of Recently Issued Accounting Standards

          On July 20, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which establishes a new method of testing goodwill for impairment using a fair-value-based approach and does not permit amortization of goodwill as previously required by Accounting Principles Board Opinion No. 17, "Intangible Assets". An impairment loss would be recorded if the recorded goodwill exceeds its implied fair value. SFAS 142 is effective for fiscal years beginning after December 15, 2001. In compliance with this pronouncement, the Company adopted SFAS 142 on April 1, 2002. Application of the non-amortization provisions of SFAS 142 is expected to result in an increase in pre-tax income of approximately $2.8 million in the fiscal year ending March 31, 2003. The Company expects to perform the first of the required impairment tests of goodwill during the fiscal year ending March 31, 2003. Management does not anticipate that these tests will have a material effect on the Company's results of operations or financial position.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

     In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which provides clarifications of certain implementation issues within SFAS 121, along with additional guidance on the accounting for the impairment or disposal of long-lived assets. SFAS 144 supercedes SFAS 121 and applies to all long-lived assets. SFAS 144 develops one accounting model (based on the model in SFAS 121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. In compliance with this pronouncement, the Company adopted SFAS 144 on April 1, 2002. The adoption of SFAS 144 will not have a material effect on the Company's results of operations or financial position.

(2)  Inventories

     The components of inventories are as follows (in thousands):             March 31,
                                                                      -------------------------
                                                                           2002         2001
                                                                      ------------   ----------
            Paper                                                     $   7,158        10,805

            Ink                                                             169           234

            Supplies and other                                            1,810         1,825
                                                                      ---------        ------
                Total                                                 $   9,137        12,864
                                                                      =========        ======


(3)  Other Assets

    The components of other assets are as follows (in thousands):             March 31,
                                                                      -------------------------
                                                                           2002         2001
                                                                      ------------   ----------

          Deferred financing costs, less accumulated
            amortization of $7,271 in 2002 and $5,851
            in 2001                                                   $   4,111         5,048

          Spare parts inventory, net of valuation allowance
            of $100 in 2002 and 2001                                      5,600         4,434

          Other                                                           2,732         2,197
                                                                      ---------        ------
               Total                                                  $  12,443        11,679
                                                                      =========        ======

(4)  Accrued Expenses

     The components of accrued expenses are as follows (in thousands):        March 31,
                                                                      -------------------------
                                                                           2002         2001
                                                                      ------------   ----------

          Compensation and related taxes                              $  10,125        13,132

          Employee benefits                                              11,463         9,527

          Interest                                                        4,258         4,033

          Restructuring                                                   5,343           396

          Other                                                           2,856         4,386
                                                                      ---------        ------
               Total                                                  $  34,045        31,474
                                                                      =========        ======

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

(5)  Notes Payable, Long-Term Debt and Capitalized Leases

     Long-term debt is summarized as follows (in thousands):                   March 31,
                                                                      -------------------------
                                                                           2002         2001
                                                                      ------------   ----------
          Bank Credit Agreement:

                 Series A Term Loan                                   $   9,495          9,642

                 Series B Term Loan                                      39,630         39,643
                                                                      ---------        -------
                                                                         49,125         49,285

         12 3/4% Senior Subordinated Notes Due 2005                     171,755        180,000

         Capitalized leases                                              30,208         29,882

         Other loans with varying maturities and
             interest rates                                               1,704          2,539
                                                                      ---------        -------
                   Total long-term debt                                 252,792        261,706

         Less current installments                                       19,946          7,809
                                                                      ---------        -------
                   Long-term debt and capitalized leases,
                       excluding current installments                 $ 232,846        253,897
                                                                      ==========       =======

     The Company has a $145 million credit facility with a syndicate of lenders (the "Bank Credit Agreement"), providing for a $70 million revolving credit facility which is not subject to a borrowing base limitation (the "Revolving Credit Facility") maturing on March 31, 2004, a $25 million amortizing term loan facility maturing on March 31, 2004 (the "A Term Loan Facility") and a $50 million amortizing term loan facility maturing on March 31, 2005 (the "B Term Loan Facility").

     As noted above, the Revolving Credit Facility provides for a maximum of $70 million borrowing availability, subject to certain customary conditions. This availability includes a provision for up to $40 million of letters of credit. At March 31, 2002, the Company had no borrowings outstanding under the Revolving Credit Facility and letters of credit outstanding of approximately $22.6 million. As a result, the Company had additional borrowing availability of approximately $47.4 million.

     Interest under the Bank Credit Agreement is floating based upon existing market rates plus agreed upon margin levels. In addition, the Company is obligated to pay commitment and letter of credit fees. Such margin levels and fees reduce over the term of the agreement subject to the achievement of certain Leverage Ratio measures. The weighted-average rate on outstanding indebtedness under the Bank Credit Agreement at March 31, 2002 was 4.7% and 6.8% at March 31, 2001.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements


The Senior Subordinated Notes (the "Notes") bear interest at 12 3/4% and mature August 1, 2005. Interest on the Notes is payable semi-annually on February 1 and August 1. The Notes are redeemable at the option of Graphics in whole or in part from August 1, 2001, at 103.188% of the principal amount and from August 1, 2002, at 100% of the principal amount, plus accrued interest. Upon the occurrence of a change of control triggering event, as defined, each holder of a Note will have the right to require Graphics to repurchase all or any portion of such holder's Note at 101% of the principal amount thereof, plus accrued interest. The Notes are subordinate to all existing and future senior indebtedness, as defined, of Graphics, and are guaranteed on a senior subordinated basis by Holdings.

During the fiscal year ending March 31, 2002, the Company repurchased in the open market, an aggregate principal amount of $8.2 million of the Notes for approximately $8.1 million.

Borrowings under the Bank Credit Agreement are secured by substantially all of the Company's assets. In addition, Holdings has fully and unconditionally guaranteed the indebtedness under the Bank Credit Agreement, which guarantee is secured by a pledge of all of Graphics' and its subsidiaries' stock. The agreement (1) requires satisfaction of certain financial covenants including Minimum Consolidated EBITDA, Consolidated Interest Coverage Ratio and Leverage Ratio requirements, (2) requires prepayments in certain circumstances including excess cash flows, proceeds from asset dispositions in excess of prescribed levels and certain capital structure transactions and (3) contains various restrictions and limitations on the following items: (a) the level of capital spending, (b) the incurrence of additional indebtedness, (c) mergers, acquisitions, investments and similar transactions and (d) dividends and other distributions. In addition, the agreement includes various other customary affirmative and negative covenants. The Senior Subordinated Notes Indenture's negative covenants are similar to, but in certain respects are less restrictive than, covenants under the Bank Credit Agreement. Graphics' ability to pay dividends or lend funds to Holdings is restricted (see note 1 for a discussion of those restrictions).

The amortization for total long-term debt and capitalized leases at March 31, 2002 is shown below (in thousands):


                                           Long-Term              Capitalized
            Fiscal year                      Debt                   Leases
       ---------------------          ------------------        ---------------

            2003                      $     11,644               $    10,541

            2004                            21,712                    11,316

            2005                            17,473                     3,023

            2006                           171,755                     3,065

            2007                               --                      2,792

            Thereafter                         --                      5,346
                                     --------------------        --------------

               Total                 $     222,584                    36,083
                                     ====================

            Imputed interest                                          (5,875)
                                                                 --------------

               Present value of minimum lease payments           $    30,208
                                                                 ==============

Capital leases have varying maturity dates and implicit interest rates which generally approximate 7%-10%. The Company estimates that the carrying amounts of the Company's debt and other financial instruments approximate their fair values at March 31, 2002 and 2001.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

(6)  Income Taxes

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts as measured by tax laws and regulations. Significant components of the Company's deferred tax liabilities and assets as of March 31, 2002 and 2001 are as follows (in thousands):


                                                               March 31,
                                                      -------------------------
                                                          2002         2001
                                                      ------------   ----------

          Deferred tax liabilities:

             Book over tax basis in fixed assets      $    21,351      22,508

             Foreign taxes                                  3,306       3,626

             Accumulated amortization                       1,313       1,758

             Other, net                                     3,990       3,315
                                                      ------------   ----------

             Total deferred tax liabilities                29,960      31,207

          Deferred tax assets:

             Bad debts                                      1,016       1,545

             Accrued expenses and other liabilities        23,670      23,468

             Net operating loss carryforwards              26,212      25,766

             AMT credit carryforwards                       1,477       1,922

             Minimum pension liability                      4,217          --

             Cumulative translation adjustment              1,345       1,246
                                                      ------------   ----------

             Total deferred tax assets                     57,937      53,947

             Valuation allowance for deferred
               tax assets                                  23,346      23,469
                                                      ------------   ----------

             Net deferred tax assets                       34,591      30,478
                                                      ------------   ----------

          Net deferred tax (assets) liabilities       $    (4,631)        729
                                                      ============   ==========

      Management has evaluated the need for a valuation allowance for deferred tax assets and believes that certain deferred tax assets will more likely than not be realized through the future reversal of existing taxable temporary differences and future earnings of the Company. In the fourth quarter of the fiscal year ending March 31, 2002, the valuation allowance was reduced by $5.5 million, resulting in a corresponding credit to deferred income tax expense. This adjustment reflected a change in circumstances which resulted in a judgment that a corresponding amount of the Company's deferred tax assets will be realized in future years. The valuation allowance decreased by $0.1 million during the fiscal year ending March 31, 2002 as a result of changes in the deferred tax items. This decrease primarily includes the $5.5 million decrease discussed above and a $4.2 million increase related to the tax effect of the minimum pension liability, which is a component of other comprehensive income.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

       Income tax expense (benefit) attributable to income from continuing operations consists of (in thousands):


                                                      Year ended March 31,
                                                      --------------------
                                                   2002        2001       2000
                                                ----------  ---------  ---------
      Current

        Federal                                 $   (445)       457        169

        State                                        249        343        251

        Foreign                                      483      1,575      1,654
                                                ----------  ---------  ---------
         Total current                               287      2,375      2,074
                                                ----------  ---------  ---------
      Deferred

        Federal                                   (4,505)    (6,344)      (133)

        State                                       (909)    (1,515)       (15)

        Foreign                                       54        557        263
                                                ----------  ---------  ---------

         Total deferred                           (5,360)    (7,302)       115
                                                ----------  ---------  ---------

      Provision (benefit) for Income Taxes      $ (5,073)    (4,927)     2,189
                                                ==========  =========  =========

      The effective tax rates for the fiscal years ending March 31, 2002, 2001 and 2000 were 116.6%, (25.3%) and 18.8%, respectively. The difference between these effective tax rates relating to continuing operations and the statutory federal income tax rate is composed of the following items:

                                                      Year ended March 31,
                                                      --------------------
                                                   2002        2001       2000
                                                ----------  ---------  ---------

      Statutory tax rate                           35.0%       35.0%     35.0%

      State income taxes, less
        federal tax impact                          9.9        (3.9)      1.3

      Foreign taxes, less federal
        tax impact                                 (8.0)        7.1      10.9


      Amortization                                (14.1)        3.2       5.1


      Change in valuation
        allowance                                  88.4       (59.1)    (37.7)

      Other, net                                    5.4        (7.6)      4.2
                                                ----------  ---------  ---------
      Effective income tax rate                   116.6%      (25.3%)    18.8%
                                                ==========  =========  =========

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

      As of March 31, 2002, the Company had available net operating loss carryforwards ("NOL's") for state purposes of $36.7 million, which can be used to offset future state taxable income. If these NOL's are not utilized, they will begin to expire in 2003 and will be totally expired in 2022.

      As of March 31, 2002, the Company had available NOL's for federal purposes of $70.5 million, which can be used to offset future federal taxable income. If these NOL's are not utilized, they will begin to expire in 2011 and will be totally expired in 2022.

      The Company also had available an alternative minimum tax credit carryforward of $1.5 million, which can be used to offset future taxes in years in which the alternative minimum tax does not apply. This credit can be carried forward indefinitely.

      The Company has alternative minimum tax NOL's in the amount of $61.3 million, which will begin to expire in 2011 and will be completely expired in 2022.

(7)   Other Liabilities

      The components of other liabilities are as follows (in thousands):


                                                               March 31,
                                                        ------------------------
                                                            2002        2001
                                                        ----------    ----------
      Deferred revenue agreements                       $  34,204       27,255

      Long-term pension and postretirement liabilities     12,070       16,002

      Minimum pension liability                            10,751           --

      Other                                                 3,832        4,602

                                                        ----------    ----------
           Total                                        $  60,857       47,859
                                                        ==========    ==========

(8)   Employee Benefit Plans

      Defined Benefit Pension Plans

      Pension Plans
      The Company sponsors defined benefit pension plans covering full-time employees of the Company who had at least one year of service at December 31, 1994. Benefits under these plans generally are based upon the employee's years of service and, in the case of salaried employees, compensation during the years immediately preceding retirement. The Company's general funding policy is to contribute amounts within the annually calculated actuarial range allowable as a deduction for federal income tax purposes. The plans' assets are maintained by trustees in separately managed portfolios consisting primarily of equity and fixed income securities. In October 1994, the Board of Directors approved an amendment to the Company's defined benefit pension plans, which resulted in the freezing of additional defined benefits for future services under the plans effective January 1, 1995.

      Supplemental Executive Retirement Plan
      In October 1994, the Board of Directors approved a new Supplemental Executive Retirement Plan ("SERP"), which is a defined benefit plan, for certain key executives. Benefits under this plan will be paid from the Company's assets. The aggregate accumulated projected benefit obligation under this plan was approximately $2.9 million and $2.8 million at March 31, 2002 and March 31, 2001, respectively.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

      Defined Benefit Postretirement Plans

      Postretirement Benefits
      The Company provides certain other postretirement benefits for employees, primarily life and health insurance. Full-time employees who have attained age 55 and have at least five years of service are entitled to postretirement health care and life insurance coverage. Postretirement life insurance coverage is provided at no cost to eligible retirees. Special cost sharing arrangements for health care coverage are available to employees whose age plus years of service at the date of retirement equals or exceeds 85 ("Rule of 85"). Any eligible retiree not meeting the Rule of 85 must pay 100% of the required health care insurance premium.

      Effective January 1, 1995, the Company amended the health care plan changing the health care benefit for all employees retiring on or after January 1, 2000. This amendment had the effect of reducing the accumulated postretirement benefit obligation by approximately $3 million. This reduction is reflected as unrecognized prior service cost and is being amortized on a straight line basis over 15.6 years, the average remaining years of service to full eligibility of active plan participants at the date of the amendment.

      401(k) Defined Contribution Plan

      Effective January 1, 1995, the Company amended its 401(k) defined contribution plan. Eligible participants may contribute up to 15% of their annual compensation subject to maximum amounts established by the Internal Revenue Service and receive a matching employer contribution on amounts contributed. The employer matching contribution is made bi-weekly and equals 2% of annual compensation for all plan participants plus 50% of the first 6% of annual compensation contributed to the plan by each employee, subject to maximum amounts established by the Internal Revenue Service. The Company's contribution under this Plan amounted to $4.2 million during the fiscal years ended March 31, 2002 and March 31, 2001 and $4.1 million during the fiscal year ended March 31, 2000.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

The following table provides a reconciliation of the changes in the defined benefit plans' benefit obligations and fair value of plan assets for the fiscal years ended March 31, 2002 and 2001 and a statement of the funded status of such plans as of March 31, 2002 and 2001 (in thousands):

                                                        Defined Benefit              Defined Benefit
                                                          Pension Plans             Postretirement Plan
                                                    ------------------------    ------------------------
                                                       2002         2001           2002         2001
                                                    -----------  -----------    -----------  -----------
Change in Benefit Obligation

  Benefit obligation at beginning of year           $  55,327       53,198          2,739        2,617

  Service cost                                            431          438              7           14

  Interest cost                                         4,256        4,102            185          196

  Plan participants' contributions                         --           --            247          222

  Actuarial loss                                        1,025        1,106            258          272

  Expected benefit payments                            (2,885)      (3,481)          (594)        (582)

  Curtailment gain                                         --           (2)            --           --

  Settlement gain                                          --          (34)            --           --
                                                    -----------  -----------    -----------  -----------
  Benefit obligation at end of year
                                                    $  58,154       55,327          2,842        2,739
                                                    ===========  ===========    ===========  ===========


Change in Plan Assets

  Fair value of plan assets at beginning of year    $  48,671       56,098             --           --

  Actual return on plan assets                         (6,159)      (4,681)            --           --

  Employer contributions                                  598          639            347          360

  Plan participants' contributions                         --           --            247          222

  Benefits paid                                        (2,885)      (3,385)          (594)        (582)
                                                    -----------  -----------    -----------  -----------
  Fair value of plan assets at end of year          $  40,225       48,671             --           --
                                                    ===========  ===========    ===========  ===========


Funded Status                                       $ (17,929)      (6,656)        (2,842)      (2,739)

  Unrecognized net actuarial (gain) or loss            10,686       (1,285)          (306)        (954)

  Unrecognized prior service gain                          --         (102)        (2,077)      (2,078)

  Additional minimum pension liability                (10,751)          --             --           --
                                                    -----------  -----------    -----------  -----------
  Accrued benefit liability                           (17,994)      (8,043)        (5,225)      (5,771)
                                                    ===========  ===========    ===========  ===========

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

                                        Defined Benefit Pension Plans          Defined Benefit Postretirement Plan
                                        -----------------------------          -----------------------------------
                                           2002                2001                  2002                2001
                                        ---------           ---------             ---------           ---------
Weighted - Average Assumptions

  Discount rate - benefit obligation        7.50%             7.75%                 7.50%               7.75%

  Expected return on plan assets           10.00%            10.00%                  N/A                 N/A

  Rate of compensation increase              N/A               N/A                   N/A                 N/A


For measurement purposes under the defined benefit postretirement plan, an 11 percent annual rate of increase in the per capita cost of covered health care benefits (including prescription drugs) was assumed for March 31, 2002. This rate was assumed to decrease gradually to 5 percent through the fiscal year ending 2008 and remain at that level thereafter.


                                           Defined Benefit Pension Plans            Defined Benefit Postretirement Plan
                                        -------------------------------------   -----------------------------------------
                                            2002         2001         2000          2002           2001           2000
                                        -----------  -----------  -----------   -----------    -----------    -----------

Components of Net Periodic Benefit Cost

  Service cost                          $      431          438          425             7            14              26

  Interest cost                              4,256        4,102        3,945           185           196             178

  Expected return on plan assets            (4,693)      (5,468)      (4,815)           --            --              --

  Amortization of prior service cost          (102)        (112)         (89)         (222)         (222)           (222)

  Curtailment gain                             (94)          (3)         (62)           --            --              --

  Settlement loss                               --           --           69            --            --              --

  Recognized net actuarial gain                 --         (885)          (5)         (169)         (123)           (110)
                                        -----------  -----------  -----------   -----------    -----------    -----------
  Net periodic benefit income           $     (202)      (1,928)        (532)         (199)         (135)           (128)
                                        ===========  ===========  ===========   ===========    ===========    ===========




Assumed health care cost trend rates have a significant effect on the amounts reported for the medical component of the defined benefit postretirement plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:


                                               1% Point               1% Point
                                               Increase               Decrease
                                            -------------          ------------

  Effect on total of service and interest
  cost components of expense                    $  7                      (5)

  Effect on postretirement benefit
  obligation                                    $106                    (109)

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

(9)    Capital Stock

       At March 31, 2002, capital stock consists of Holdings' common stock ("Common Stock") and Series AA and Series BB convertible preferred stock collectively, ("Preferred Stock"). Each share of Common Stock is entitled to one vote on each matter common shareholders are entitled to vote on. The Preferred Stock has no voting rights. Dividends on the Common Stock and Preferred Stock are discretionary by the Board of Directors. Upon the occurrence of a Liquidation Event (as defined in the amended and restated Certificate of Incorporation), all amounts available for payment or distribution shall first be paid to holders of Series BB preferred stock, then holders of Series AA preferred stock and then to holders of Common Stock. Each share of the Preferred Stock may be converted, at the option of the holder, into shares of Common Stock using conversion ratios and subject to conditions set forth in the Holdings' Certificate of Incorporation.


(10)   Stock Option Plans

       Common Stock Option Plan

       In 1993, the Company established the ACG Holdings, Inc. Common Stock Option Plan. This plan, as amended, (the "1993 Common Stock Option Plan") is administered by a committee of the Board of Directors (the "Committee") and currently provides for granting up to 17,322 shares of Common Stock. On January 16, 1998, the Company established another common stock option plan (the "1998 Common Stock Option Plan"). This plan is administered by the Committee and provides for granting up to 36,939 shares of Common Stock. The 1993 Common Stock Option Plan and the 1998 Common Stock Option Plan are collectively referred to as the "Common Stock Option Plans". Stock options may be granted under the Common Stock Option Plans to officers and other key employees of the Company at the exercise price per share of Common Stock, as determined at the time of grant by the Committee in its sole discretion. All options are 25% exercisable on the first anniversary date of a grant and vest in additional 25% increments on each of the next three anniversary dates of each grant. All options expire 10 years from date of grant.

       A summary of activity under the Common Stock Option Plans is as follows:


                                                       Weighted-
                                                        Average
                                                        Exercise     Exercisable
                                           Options      Price($)     Options (a)
                                          ---------    -----------   -----------

        Outstanding at March 31, 1999       37,181         11.23        9,698

          Granted                            2,665         18.02

          Exercised                         (9,249)          .01

          Forfeited                           (757)        88.72
                                           -------

        Outstanding at March 31, 2000       29,840         13.35        9,536

          Granted                             --              --

          Exercised                           --              --

          Forfeited                           --              --
                                           -------

        Outstanding at March 31, 2001       29,840         13.35       19,087

          Granted                              450           .01

          Exercised                           --              --

          Forfeited                           --              --
                                           -------
        Outstanding at March 31, 2002       30,290         13.15       27,569
                                           =======


(a) 365 of the exercisable options at March 31, 2000, 780 of the exercisable options at March 31, 2001 and 1,418 of the exercisable options at March 31, 2002 have a $240/option exercise price, all other exercisable options, in all periods, have a $.01/option exercise price.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

       In the fiscal year ended March 31, 2002, 450 options were granted with a weighted-average grant-date fair value of $969/option. These options were granted with a $.01/option exercise price. In the fiscal year ended March 31, 2000, 1,970 options were granted with weighted-average grant-date fair value of approximately $.01/option and 495 options were granted with weighted-average grant-date fair value of $539/option. These options were granted with a weighted-average exercise price of $.01/option. Also, in the fiscal year ended March 31, 2000, 200 options were granted with a weighted-average grant-date fair value of approximately $.01/option and a weighted-average exercise price of $240/option. The fair value for all options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the fiscal years ended March 31, 2002 and 2000: risk-free interest rates of 3.8% and 5.3 - 6.4%, respectively; no annual dividend yield; volatility factors of 0; and an expected option life of 5 years. The weighted-average remaining contractual life of the options outstanding at March 31, 2002 was 5.2 years. A total of 6,831 shares (including 362 previously exercised options that were subsequently cancelled) of Holdings Common Stock were reserved for issuance, but not granted under the Common Stock Option Plans at March 31, 2002.

       As a result of the SFAS 123 requirements, the Company recognized related stock compensation expense of $0.1 million in the fiscal year ended March 31, 2002 and less than $0.1 million in the fiscal year ended March 31, 2001 and the fiscal year ended March 31, 2000.

       Preferred Stock Option Plan

       In the fiscal year ended March 31, 1998, the Company established the ACG Holdings, Inc. Preferred Stock Option Plan (the "Preferred Stock Option Plan"). This plan is administered by the Committee and provides for granting up to 583 shares of Preferred Stock. Stock options may be granted under this Preferred Stock Option Plan to officers and other key employees of the Company at the exercise price per share of Preferred Stock, as determined at the time of grant by the Committee in its sole discretion. All options are fully vested and are 100% exercisable at the date of grant. All options expire 10 years from date of grant.

       A summary of the Preferred Stock Option Plan is as follows:

                                                                     Options
                                                                  --------------
       Outstanding at March 31, 1999                                    555

          Granted                                                        --

          Exercised                                                      --

          Forfeited                                                      --
                                                                  --------------
       Outstanding at March 31, 2000                                    555

          Granted                                                        --

          Exercised                                                      --

          Forfeited                                                      --
                                                                  --------------
       Outstanding at March 31, 2001                                    555

          Granted                                                        --

          Exercised                                                      --

          Forfeited                                                      --
                                                                  --------------
       Outstanding at March 31, 2002                                    555
                                                                  ==============

       All options were granted with a $1,909 exercise price. The weighted-average remaining contractual life of the options outstanding at March 31, 2002 was 5.8 years. All of the options outstanding were exercisable at March 31, 2002. A total of 28 shares of Holdings Preferred Stock was reserved for issuance, but not granted under the Preferred Stock Option Plan at March 31, 2002. No grants of preferred options in the fiscal years ended March 31, 2002, March 31, 2001 and March 31, 2000, resulted in zero stock compensation expense for those years.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

(11)   Commitments and Contingencies

       The Company incurred rent expense for the fiscal years ended March 31, 2002, 2001 and 2000 of $5.2 million, $5.9 million and $6.0 million, respectively, under various operating leases. Future minimum rental commitments under existing operating lease arrangements at March 31, 2002 are as follows (in thousands):


                    Fiscal Year
                    -----------
                    2003                      $    3,251

                    2004                           2,617

                    2005                           2,054

                    2006                           1,672

                    2007                           1,556

                    Thereafter                     2,480
                                              -----------
                        Total                 $   13,630
                                              ===========


       The Company has employment agreements with one of its principal officers and four other employees. Such agreements provide for minimum salary levels as well as for incentive bonuses, which are payable if specified management goals are attained. In addition, the Company has consulting agreements with three former employees. The aggregate commitment for future compensation at March 31, 2002, excluding bonuses, was approximately $1.8 million.

       In the quarter ended December 31, 1997, the Company entered into multi-year contracts to purchase a portion of the Company's raw materials to be used in its normal operations. In connection with such purchase agreements, pricing for a portion of the Company's raw materials is adjusted for certain movements in market prices, changes in raw material costs and other specific price increases. The Company is deferring certain contractual provisions over the life of the contracts, which are being recognized as the purchase commitments are achieved. The amount deferred at March 31, 2002 is $34.2 million and is included within Other liabilities in the Company's consolidated balance sheet.

       Graphics, together with over 300 other persons, has been designated by the U.S. Environmental Protection Agency as a potentially responsible party (a "PRP") under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA", also known as "Superfund") at one Superfund site. Although liability under CERCLA may be imposed on a joint and several basis and the Company's ultimate liability is not precisely determinable, the PRPs have agreed that Graphics' share of removal costs is 0.46% and therefore Graphics believes that its share of the anticipated remediation costs at such site will not be material to its business or financial condition. Based upon an analysis of Graphics' volumetric share of waste contributed to the site and the agreement among the PRPs, the Company maintains a reserve of approximately $0.1 million in connection with this liability on its consolidated balance sheet at March 31, 2002. The Company believes this amount is adequate to cover such liability.

       The Company has been named as a defendant in several legal actions arising from its normal business activities. In the opinion of management, any liabilities that may arise from such actions will not, individually or in the aggregate, have a material adverse effect on the consolidated financial statements of the Company.

(12)   Significant Customers

       No single customer represented more than 10% of total sales in the fiscal years ended March 31, 2002, 2001, and 2000.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

(13)   Interim Financial Information (Unaudited)

       Quarterly financial information follows (in thousands):


                                                                     Net
                                                    Gross           Income
                                    Net Sales       Profit          (Loss)
                                  ------------    -----------     -----------
        Fiscal Year 2002

          Quarter Ended:
            June 30               $  140,115         20,910           5,040
            September 30             133,740         18,080             945
            December 31              147,290         21,666           3,632
            March 31                 121,276         16,317          (8,895)
                                  ------------    -----------     -----------

                Total             $  542,421         76,973             722
                                  ============    ===========     ===========

        Fiscal Year 2001

          Quarter Ended:
            June 30               $  144,496         24,915           6,936
            September 30             146,862         24,280           4,547
            December 31              170,534         27,999           7,699
            March 31                 144,147         20,657           5,241
                                  ------------    -----------     -----------

                 Total            $  606,039         97,851          24,423
                                  ============    ===========     ===========

(14)    Restructuring Costs and Other Special Charges


        Restructuring Costs

        In January 2002, the Company's Board of Directors approved a restructuring plan for the print and premedia services segments designed to improve asset utilization, operating efficiency and profitability. This plan included the closing of a print facility in Hanover, Pennsylvania and a premedia services facility in West Palm Beach, Florida, the downsizing of a Buffalo, New York premedia services facility and the elimination of certain administrative personnel. This action resulted in the elimination of 189 positions within the Company.

        As a result of this plan, the Company recorded a pretax restructuring charge of approximately $8.6 million in the fourth quarter of the fiscal year ending March 31, 2002. This charge is classified within restructuring costs and other special charges in the consolidated statement of income in the fiscal year ended March 31, 2002. The cost of this restructuring plan was accounted for in accordance with the guidance set forth in Emerging Issues Task Force Issue 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). The restructuring charge includes severance and related termination benefits, lease termination costs primarily related to future lease commitments, equipment deinstallation costs directly associated with the disassembly of certain printing presses and other equipment, and other costs primarily including legal fees, site clean-up costs and the write-off of certain press related parts that provide no future use or functionality.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

        The following table summarizes the activity related to this restructuring plan for the fiscal year ended March 31, 2002 (in thousands):

                                                                                     03/31/02
                                                  Restructuring                    Restructuring
                                                     Charges        Activity          Reserve
                                                  -------------    -----------     -------------
           Severance and other employee costs     $    5,065         (1,546)            3,519
           Lease termination costs                     1,517           (228)            1,289
           Equipment deinstallation costs              1,010         (1,010)               --
           Other costs                                 1,046           (623)              423
                                                  -------------    -----------     -------------
                                                  $    8,638         (3,407)            5,231
                                                  =============    ===========     =============

        As of March 31, 2002, the Company believes the restructuring reserve of $5.2 million is adequate. The process of closing two facilities and downsizing one facility, including equipment deinstallation and relocation of that equipment to other facilities within the Company, was completed by March 31, 2002. The majority of all remaining costs will be paid or settled before March 31, 2003. These costs will be funded through cash generated from operations and borrowings under the Revolving Credit Facility.

        In March 1999, the Company approved a plan for its American Color division, which was designed to consolidate certain facilities in order to improve asset utilization and operational efficiency, modify the organizational structure as a result of facility consolidation and other changes and reduce overhead and other costs. Approximately $3.1 million of these costs were paid or settled before March 31, 2000. During the fiscal year ended March 31, 2002 and the fiscal year ended March 31, 2001, $0.3 million and $1.1 million of these costs were paid, respectively. The remaining $0.1 million balance in the restructuring reserve at March 31, 2002 includes remaining payouts of involuntary employee termination and lease commitment costs.

        Other Special Charges

        The Company recorded an impairment charge of approximately $4.3 million in the fourth quarter of the fiscal year ended March 31, 2002, to reflect the decision to abandon certain Company assets. The provision was based on a review of the Company's long-lived assets in accordance with SFAS 121. This impairment charge is classified within restructuring costs and other special charges in the consolidated statements of income.


(15)    Parent Guarantee of Subsidiary Debt

        Graphics, the issuer of the Notes, is a wholly-owned subsidiary of Holdings. Holdings has no other subsidiaries. Holdings has fully and unconditionally guaranteed the payment of principal and interest on the Notes on an unsecured senior subordinated basis. The guaranty by Holdings ranks junior to all existing and future senior indebtedness of Holdings, including its full and unconditional guaranty of Graphics obligations under the Bank Credit Agreement. Holdings conducts no business other than as the sole shareholder of Graphics and has no significant assets other than the capital stock of Graphics, all of which is pledged to secure Holdings' obligations under the Bank Credit Agreement. Holdings is dependent upon distributions from Graphics to fund its obligations. Graphics' ability to pay dividends or lend funds to Holdings is restricted (see note 1 for a discussion of those restrictions).

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

(16)    Industry Segment Information

        The Company has significant operations principally in two industry segments: (1) print and (2) premedia services. All of the Company's print business and assets are attributed to the print division and all of the Company's premedia services business and assets are attributed to the American Color division ("American Color"). The Company's digital visual effects operations and corporate expenses have been segregated and do not constitute a reportable segment.

        The Company has two reportable segments: (1) print and (2) premedia services. The print business produces retail advertising inserts, comics (newspaper Sunday comics, comic insert advertising and comic books), and other publications. The Company's premedia services business assists customers in the capture, manipulation, transmission and distribution of images. The majority of the premedia services work leads to the production of four-color separations in a format appropriate for use by printers.

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on segment EBITDA which is defined as earnings before net interest expense, income tax expense (benefit), depreciation, amortization, other non-cash expenses, other special charges related to asset write-offs and write-downs and other expense (income). The Company generally accounts for intersegment revenues and transfers as if the revenues or transfers were to third parties, that is, at current market prices.

        The Company's reportable segments are business units that offer different products and services. They are managed separately because each segment requires different technology and marketing strategies. A substantial portion of the revenue, long-lived assets and other assets of the Company's reportable segments are attributed to or located in the United States.


                                                               Premedia      Corporate
        (In thousands)                            Print        Services      and Other      Total
        --------------------------              ---------      ---------     ----------    -------

        2002
        Segment revenues                        $ 473,915        65,293        3,213       542,421

        EBITDA *                                $  57,170         8,437       (4,034)       61,573
        Depreciation and amortization              22,147         5,225        3,827        31,199
        Interest expense                             --            --         29,973        29,973
        Interest income                              --            --           (167)         (167)
        Other special charges - SFAS 121            3,875           407         --           4,282
        Other, net                                    (27)          400          264           637
                                                ---------        ------      -------       -------

           Income (loss) before income taxes    $  31,175         2,405      (37,931)       (4,351)

        Total assets                            $ 240,818        20,906       18,789       280,513

        Total capital expenditures              $  21,851         2,460          239        24,550


* 2002 EBITDA includes restructuring charges of $6,491 and $2,147 for the Print and Premedia Services segments, respectively.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements


                                                               Premedia      Corporate
        (In thousands)                            Print        Services      and Other      Total
        --------------------------              ---------      ---------     ----------    -------

        2001
        Segment revenues                        $ 519,961        80,060         6,018       606,039

        EBITDA                                  $  74,298        17,075        (3,068)       88,305
        Depreciation and amortization              24,380         5,666         4,640        34,686
        Interest expense                              --            --         33,042        33,042
        Interest income                               --            --           (113)         (113)
        Other, net                                    (33)          856           371         1,194
                                                ---------     ---------     ---------     ---------

        Income (loss) before income taxes       $  49,951        10,553       (41,008)       19,496

        Total assets                            $ 256,786        28,457        16,959       302,202

        Total capital expenditures              $  19,492         5,539           240        25,271

---------------------------------------------------------------------------------------------------

        2000
        Segment revenues                        $ 470,458        80,240         3,584       554,282

        EBITDA                                  $  72,543        11,003        (3,539)       80,007
        Depreciation and amortization              23,097         5,983         4,706        33,786
        Interest expense                              --            --         33,963        33,963
        Interest income                               --            --           (165)         (165)
        Other charges, net                            --            137           --            137
        Other, net                                     98           208           321           627
                                                ---------     ---------     ---------     ---------

        Income (loss) before income taxes       $  49,348         4,675       (42,364)       11,659

        Total assets                            $ 262,761        31,333         9,718       303,812

        Total capital expenditures              $  17,977         4,419           328        22,724

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

          None.

                                    PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS

The following table provides certain information about each of the current directors and executive officers of Holdings and Graphics (ages as of March 31, 2002). All directors hold office until their successors are duly elected and qualified.

  Name                       Age    Position with Graphics and Holdings
  ----                       ---    -----------------------------------
  Stephen M. Dyott           50     Chairman, President of Holdings, Chief
                                    Executive Officer and Director
  James S. Hoch              42     Director
  Eric T. Fry                35     Director
  Joseph M. Milano           49     Executive Vice President and Chief Financial
                                    Officer
  Larry R. Williams          61     Executive Vice President, Purchasing of
                                    Graphics
  Stuart R. Reeve            38     Executive Vice President, Operations of
                                    Graphics
  Timothy M. Davis           47     Senior Vice President/Administration,
                                    Secretary and General Counsel
  Malcolm J. Anderson        63     President of the print division of Graphics
  Kathleen A. DeKam          41     President of American Color
  Patrick W. Kellick         44     Senior Vice President/Corporate Controller
                                    and Assistant Secretary

Stephen M. Dyott - Chairman and Chief Executive Officer of Graphics and Holdings since September 1996; President of Holdings since February 1995; President of Graphics since 1991; Director of Graphics and Holdings since September 1994; Chief Operating Officer of Holdings from February 1995 to September 1996 and Chief Operating Officer of Graphics from 1991 to September 1996; Vice President and General Manager - Flexible Packaging, American National Can Company ("ANCC") from 1988 to 1991; Vice President and General Manager - Tube Packaging, ANCC from 1985 to 1987.

James S. Hoch - Director of Graphics and Holdings since February of 2001; Managing Director of Morgan Stanley & Co. ("MS&Co.") and the general partner of Morgan Stanley Capital Partners III, L.P. ("MSCP III") and Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II"); joined MS&Co. in 1982; Currently a Director of Silgan Holdings, Choice One Communications, Netscalibur Ltd of the UK, Primacom AG of Germany, and Xtempus of the UK.

Eric T. Fry - Director of Graphics and Holdings since March 1996; Managing Director of MS&Co. and the general partner of MSCP III and MSLEF II; joined MS&Co. in 1989; Director of EnerSys Inc., Direct Response Corporation, Homesite Group, LifeTrust America, Vanguard Health Systems and The Underwriter Holdings Company Limited.

Joseph M. Milano - Executive Vice President and Chief Financial Officer of Holdings and Graphics since 1997; Senior Vice President and Chief Financial Officer of Holdings and Graphics from 1994 to 1997; Vice President - Finance of Holdings and Graphics from 1992 to 1994; Vice President and Chief Financial Officer, Farrel Corporation, 1989 to 1992; Vice President and Chief Financial Officer, Electronic Mail Corporation of America from 1984 to 1988.

Larry R. Williams - Executive Vice President, Purchasing of Graphics since 1997; Senior Vice President - Purchasing, Marketing and Newspaper Sales of Graphics from 1996 to 1997; Senior Vice President of Purchasing / Transportation of Graphics from 1993 to 1996; Independent Management Consultant from 1992 to 1993 and Senior Vice President, Operations Support for Ryder Systems from 1990 to 1992.

Stuart R. Reeve - Executive Vice President, Operations of Graphics since 1999; Executive Vice President Sales and Marketing of Graphics from 1997 to 1999; Senior Vice President Commercial Sales of Graphics 1995 to 1997; Vice President Sales - Midwest of Graphics 1994 to 1995; Vice President Sales - West of Graphics 1991 to 1994; Sales Executive of Graphics 1989 to 1991.

Timothy M. Davis - Senior Vice President/Administration, Secretary and General Counsel of Holdings and Graphics since 1989; Assistant General Counsel of MacMillan, Inc. and counsel to affiliates of Maxwell Communication Corporation North America, January 1989 to June 1989; Attorney in private practice from 1981 to 1989.

Malcolm J. Anderson - President of the print division of Graphics since 1999; Executive Vice President, Operations of Graphics from 1996 to 1999; Senior Vice President, Operations of Graphics from 1993 to 1996; President, Plastic Products Division of Kerr Group, Inc. from 1989 to 1993; Vice President Manufacturing - Flexible Packaging, American National Can Company from 1982 to 1989; Vice President, Eastern Division General Manager of Sinclair and Valentine Ink Company from 1980 to 1982.

Kathleen A. DeKam - President of American Color since 1998; Vice President of Human Resources of American Color from 1996 to 1998; Director of Human Resources, American Color from 1995 to 1996; Manager of Human Resources - various print plants, Graphics from 1986 to 1995; Manager of Human Resources, The Diamond Center from 1985 to 1986; Personnelman, U. S. Navy from 1980 to 1985.

Patrick W. Kellick - Senior Vice President/Corporate Controller of Holdings and Graphics since 1997; Vice President/Corporate Controller of Holdings and Graphics from 1989 to 1997; Corporate Controller of Graphics since 1987, and Assistant Secretary of Holdings and Graphics since 1995; various financial positions with Williams Precious Metals (a division of Brush Wellman, Inc.) from 1984 to 1987, including CFO from 1986 to 1987; Auditor with KPMG from 1979 to 1984.


ITEM 11.      EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents information concerning compensation for services to Holdings and Graphics during the fiscal years ended March 31, 2002, 2001 and 2000 to the Chief Executive Officer and the four other most highly compensated executive officers (the "Named Executive Officers") of Holdings and/or Graphics.

                                                            Summary Compensation Table


                                                                                                    Long-Term Compensation
                                                                                                    ----------------------
                                                                    Annual Compensation             Awards          Payouts
                                                             -----------------------------   ---------------------  -------
                                                                                                        Securities
                                                                                    Other                 Under-               All
                                                                                    Annual   Restricted   lying               Other
      Name and Principal                                                            Compen-    Stock     Options/    LTIP    Compen-
          Position                            Period         Salary       Bonus     sation    Award(s)   SAR's (#)   Payouts sation
-------------------------------------   ----------------    --------   ----------   -------  ----------  --------   -------- ------
Stephen M. Dyott                        Fiscal Year 2002    $575,000   $  700,000     --         --        --         --        --
Chairman, President of Holdings and     Fiscal Year 2001    $575,000   $1,425,000     --         --        --         --        --
Chief Executive Officer & Director      Fiscal Year 2000    $575,000   $1,000,000     --         --        --         --        --

Joseph M. Milano                        Fiscal Year 2002    $330,000   $  300,000     --         --        --         --        --
Executive Vice President & Chief        Fiscal Year 2001    $330,000   $  425,000     --         --        --         --        --
Financial Officer                       Fiscal Year 2000    $309,231   $  375,000     --         --        --         --        --

Larry R. Williams                       Fiscal Year 2002    $350,000   $  175,000     --         --        --         --        --
Executive Vice President,               Fiscal Year 2001    $300,000   $  225,000     --         --        --         --        --
Purchasing                              Fiscal Year 2000    $300,000   $  225,000     --         --        --         --        --

Stuart R. Reeve                         Fiscal Year 2002    $300,000   $  200,000     --         --         --        --        --
Executive Vice President,               Fiscal Year 2001    $300,000   $  260,000     --         --         --        --        --
Operations of Graphics                  Fiscal Year 2000    $284,616   $  260,000     --         --         441       --        --


Timothy M. Davis                        Fiscal Year 2002    $295,000   $  200,000     --         --         --        --        --
Senior Vice President/Administration,   Fiscal Year 2001    $295,000   $  325,000     --         --         --        --        --
Secretary & General Counsel             Fiscal Year 2000    $277,692   $  275,000     --         --         --        --        --


The following table presents information concerning the options granted to the Named Executive Officers during the last fiscal year.


                      Option/SAR Grants in Last Fiscal Year

                                                                                             Alternative
                                                                                             To (f) and (g)
                                                                                              Grant Date
                       Individual Grants                                                         Value
------------------------------------------------------------------------------------------   --------------
                                                   % of Total
                                                    Options/
                                Number of         SAR's Granted
                                Securities             to            Exercise                    Grant
                                Underlying          Employees        or Base                     Date
                                Options/SAR's     in Fiscal Year     Price      Expiration      Present
     Name                       Granted (#)            2002          ($/sh)        Date        Value ($)
-----------------               -------------     --------------     -------    ----------     ---------
Common Stock Option Plans
   None

Preferred Stock Option Plan

   None




The following table presents information concerning the fiscal year-end value of unexercised stock options held by the Named Executive Officers.

               Aggregated Option/SAR Exercises in Last Fiscal Year
                      and Fiscal Year-End Option/SAR Values

                                                                     Number of Securities             Value of Unexercised
                                                                    Underlying Unexercised        In-the-Money Options/ SAR's
                                 Shares Acquired     Value         Options/SAR's at 3/31/02          at 3/31/02 Exercisable/
                                 on Exercise (#)   Realized($)    Exercisable/Unexercisable (#)        Unexercisable ($)
                                 ----------------  -----------    ---------------------------     ---------------------------
Common Stock Option Plans (a)
  Stephen M. Dyott                --                 --              7,317.75 / 0                     2,515,330 / 0       (a)
  Joseph M. Milano                --                 --              3,993.25 / 0                     1,372,600 / 0       (a)
  Larry R. Williams               --                 --                931.00 / 0                       320,013 / 0       (a)
  Stuart R. Reeve                 --                 --              1,169.50 / 220.50                  401,992 / 75,792  (a)
  Timothy M. Davis                --                 --              1,976.00 / 0                       679,210 / 0       (a)

Preferred Stock Option Plan (b)
  Stephen M. Dyott                --                 --                   292 / 0                     2,320,349 / 0       (b)
  Joseph M. Milano                --                 --                   175 / 0                     1,390,620 / 0       (b)
  Timothy M. Davis                --                 --                    88 / 0                       699,283 / 0       (b)

(a) Holdings' common stock has not been registered or publicly traded and, therefore a public market price of the stock is not available. The values set forth in the table are based on our estimate of the fair market value of the common stock at March 31, 2002.

(b) Holdings' preferred stock has not been registered or publicly traded and, therefore a public market price of the stock is not available. The values set forth in the table are based on our estimate of the fair market value of the preferred stock at March 31, 2002.

Pension Plan

Graphics sponsors the American Color Graphics, Inc. Salaried Employees' Pension Plan (the "Pension Plan"), a defined benefit pension plan covering full-time salaried employees of Graphics who had at least one year of service as of December 31, 1994.

In October 1994, the Board of Directors approved an amendment to the Pension Plan that resulted in the freezing of additional defined benefits for future services under such plan effective January 1, 1995 (see note 8 to our consolidated financial statements appearing elsewhere in this Report).

At March 31, 2002, all of the Named Executive Officers had vested in the Pension Plan. At March 31, 2002, the Named Executive Officers had the following amounts of credited service (original hire date through January 1, 1995) and annual benefit payable upon retirement at age 65 under the Pension Plan: Stephen M. Dyott (3 years, 3 months; $8,220), Joseph M. Milano (2 years, 7 months; $5,820), Larry R. Williams (1 year, 5 months; $3,192), Stuart R. Reeve (5 years, 4 months; $9,185) and Timothy M. Davis (5 years, 5 months; $11,700).

The basic benefit payable under the Pension Plan is a five-year certain single life annuity equivalent to (a) 1% of a participant's "final average monthly compensation" plus (b) 0.6% of a participant's "final average monthly compensation" in excess of 40% of the monthly maximum Social Security wage base in the year of retirement multiplied by years of credited service (not to exceed 30 years of service). For purposes of the Pension Plan, "final average compensation" (which, for the Named Executive Officers, is reflected in the salary and bonus columns of the Summary Compensation Table) means the average of a participant's five highest consecutive calendar years of total earnings (which includes bonuses) from the last 10 years of service. The maximum monthly benefit payable from the Pension Plan is $5,000.

The basic benefit under the Pension Plan is payable upon completion of five years of vesting service and retirement on or after attaining age 65. Participants may elect early retirement under the Pension Plan upon completion of five years of vesting service and the attainment of age 55, and receive the basic benefit reduced by 0.4167% for each month that the benefit commencement date precedes the attainment of age 65. A deferred vested benefit is available to those participants who separate from service before retirement provided the participant has at least five years of vesting service.

Supplemental Executive Retirement Plan

In October 1994, the Board of Directors approved a new SERP, which is a defined benefit plan, for the Named Executive Officers, four other current executives and two former executives. The plan provides for a basic annual benefit payable upon completion of five years vesting service (April 1, 1994 through March 31, 1999 for Messrs. Dyott, Milano, Williams, and Davis and July 1, 1997 through June 30, 2002 for Messr. Reeve) and retirement on or after attaining age 65, or the present value of such benefit at an earlier date under certain circumstances. The Named Executive Officers have the following basic annual benefit payable under this plan at age 65:

              Stephen M. Dyott           $100,000
              Joseph M. Milano           $100,000
              Larry R. Williams          $ 50,000
              Stuart R. Reeve            $ 50,000
              Timothy M. Davis           $ 75,000

Such benefits will be paid from our assets (see note 8 to our consolidated financial statements appearing elsewhere in this Report).

Compensation of Directors

Directors of Holdings and Graphics do not receive a salary or an annual retainer for their services but are reimbursed for expenses incurred with respect to such services.

Employment Agreements

On October 19, 1998, Graphics entered into an employment agreement with Stephen
M. Dyott (the "Dyott Employment Agreement"), which replaced the agreement entered into by Graphics and Mr. Dyott on April 3, 1993. The Dyott Employment Agreement has an initial term of three years. The term under the Dyott Employment Agreement is automatically extended for one-year periods absent at least one year's written notice of an intent by either party not to renew. The Dyott Employment Agreement provides for the payment of an annual salary, annual bonus and all other employee benefits and perquisites made available to Graphics' senior executives generally.

Under the Dyott Employment Agreement, if the employee's employment is terminated by Graphics "without cause" ("cause", as defined in the Dyott Employment Agreement, means a material breach by the employee of his obligations under the Dyott Employment Agreement; continued failure or refusal of the employee to substantially perform his duties to Graphics; a willful and material violation of Federal or state law applicable to Graphics or the employee's conviction of a felony or perpetration of a common law fraud; or other willful misconduct that is injurious to Graphics) or by the employee for "good reason" (which, as defined in the Dyott Employment Agreement, means a decrease in base pay or a failure by Graphics to pay material compensation due and payable; a material diminution of the employee's responsibilities or title; a material change in the employee's principal employment location; or a material breach by Graphics of a material term of the Dyott Employment Agreement), the employee will be entitled to a pro rata portion of the bonus for the year employment was terminated payable at the time bonuses are generally paid and salary continuation payments (and certain other benefits) for a period of three years beginning on the date of termination. The Dyott Employment Agreement contains confidentiality obligations that survive indefinitely, non-solicitation obligations that end on the second anniversary of the date employment has ceased and non-competition obligations that end on the third anniversary of the date employment has ceased.

On July 15, 1998, Graphics entered into severance agreements with Joseph M. Milano and Timothy M. Davis which provide that in the event the employee's employment is terminated by Graphics without "cause", as defined above (but also including as "cause" competition with Graphics), or by the employee for "good reason", as defined above, the employee will be entitled to a pro rata portion of the bonus for the year employment was terminated payable at the time bonuses are generally paid and salary and benefit continuation for three years following termination. The severance agreements contain confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that end on the third anniversary of the date employment has ceased.

Graphics is also party to an employment agreement dated as of September 1, 1995, with Larry R. Williams, which provides for an annual salary, annual bonus and all other employee benefits and perquisites made available to Graphics' senior executives generally. The term of Mr. Williams agreement provided for an initial period of two years with one year automatic extentions. Such agreement also provides that in the event the employee's employment is terminated by Graphics without "cause", as defined above, or by the employee for "good reason", as defined above, the employee will be entitled to base salary continuation for two years following termination. The employment agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that end on the second anniversary of the date employment has ceased.

On August 1, 1999, Graphics also entered into a severance agreement with Stuart Reeve which provides that in the event the employee's employment is terminated by Graphics without "cause", as defined above (but also including as "cause" competition with Graphics), or by the employee for "good reason", as defined above, the employee will be entitled to a pro rata portion of the bonus for the year employment was terminated payable at the time bonuses are generally paid and salary and benefit continuation for two years following termination. Such base salary payments will be reduced, after the first twelve months from the date of termination, to the extent the employee receives compensation from another employer. The severance agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that end on the second anniversary of the date employment has ceased.

Compensation Committee Interlocks and Insider Participation

We do not maintain a formal compensation committee. Mr. Dyott sets compensation in conjunction with the Board of Directors.

Repriced Options

During Fiscal Year 1998, certain common stock option agreements were modified to reprice options previously granted with a $50 exercise price to a $.01 exercise price. Based upon the Board of Directors determination, the new exercise price was not less than the fair market value of such options. See note 10 to our consolidated financial statements appearing elsewhere in this Report. The following table presents information concerning all repricing of options and SARs held by any executive officer during the last ten completed fiscal years.

                        Ten Year Option / SAR Repricings

                                                Number of
                                                Securities      Market Price of       Exercise                    Length of Original
                                                Underlying      Stock at Time of      Price at      New              Option Term
                                               Options/SARs      Repricing or         Time of     Exercise         Remaining at Date
                                 Repricing      Repriced or       Amendment           Repricing    Price            of Repricing or
     Name                          Date         Amended (#)          ($)                 ($)        ($)                Amendment
------------------------------   ---------    ---------------  ----------------       ---------  -----------      ------------------

Stephen M. Dyott                 01/16/98        1,761                --                 50          .01           8 yrs. 6 mo.
Chairman, President of           01/16/98          380                --                 50          .01           7 yrs. 6 mo.
Holdings, Chief Executive        01/16/98          859                --                 50          .01           6 yrs. 5 mo.
Officer and Director             01/16/98        2,300                --                 50          .01           5 yrs. 0 mo.

Joseph M. Milano                 01/16/98          760                --                 50          .01           8 yrs. 6 mo.
Executive Vice President and     01/16/98          614                --                 50          .01           7 yrs. 6 mo.
Chief Financial Officer          01/16/98          688                --                 50          .01           6 yrs. 5 mo.
                                 01/16/98          102                --                 50          .01           5 yrs. 0 mo.

Larry R. Williams                01/16/98          125                --                 50          .01           8 yrs. 6 mo.
Executive Vice President,        01/16/98          526                --                 50          .01           6 yrs. 5 mo.
Purchasing of Graphics

Stuart R. Reeve                  01/16/98           91                --                 50          .01           8 yrs. 6 mo.
Executive Vice President,        01/16/98          140                --                 50          .01           7 yrs. 6 mo.
Operations of Graphics           01/16/98          420                --                 50          .01           6 yrs. 5 mo.

Timothy M. Davis                 01/16/98          290                --                 50          .01           8 yrs. 6 mo.
Senior Vice President/           01/16/98          535                --                 50          .01           6 yrs. 5 mo.
Administration, Secretary        01/16/98          255                --                 50          .01           5 yrs. 0 mo.
and General Counsel

Malcolm J. Anderson              01/16/98          125                --                 50          .01           8 yrs. 6 mo.
President of Graphics            01/16/98          526                --                 50          .01           6 yrs. 5 mo.

Patrick W. Kellick               01/16/98          257                --                 50          .01           8 yrs. 6 mo.
Senior Vice President/           01/16/98          105                --                 50          .01           6 yrs. 5 mo.
Corporate Controller and
Assistant Secretary


ITEM 12.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of March 31, 2002, concerning the persons having beneficial ownership of more than five percent of the capital stock of Holdings and the beneficial ownership thereof by each director and Named Executive Officer of Holdings and by all directors and executive officers of Holdings as a group. Each holder below has sole voting power and sole investment power over the shares designated below.

                                              Shares of Holdings   Percent   Shares of Holdings       Percent
Name                                             Common Stock     of Class    Preferred Stock        of Class
------------------------------------          ------------------  --------   ------------------      --------
The Morgan Stanley Leveraged Equity
Fund II, L.P.
1221 Ave. of the Americas
New York, NY 10020                                59,450            41.5        2,727                  52.2

MSCP III Entities (a)
1221 Ave. of the Americas
New York, NY 10020                                23,333            16.3        1,070                  20.5

First Plaza Group Trust
c/o Mellon Bank, N.A.
1 Mellon Bank Center
Pittsburgh, PA 15258                              17,000            11.9          780                  14.9

Ell & Co.
c/o The Northern Trust Company
40 Broad Street
New York, NY  10004                                6,537             4.6          300                   5.7

Directors and Named Executive Officers:

        Stephen M. Dyott (b)                      14,970             9.9          315                   5.7

        Joseph M. Milano (c)                       7,235             4.9          175                   3.2

        Larry R. Williams (d)                      1,809             1.3           --                    --

        Stuart R. Reeve (e)                        2,030             1.4           --                    --

        Timothy M. Davis (f)                       3,618             2.5           88                   1.7

        James S. Hoch                                 --              --           --                    --

        Eric T. Fry                                   --              --           --                    --

All current directors and executive officers
as a group (g)                                    33,625            20.9          578                  10.0


(a) Includes Morgan Stanley Capital Partners III, L.P., Morgan Stanley Capital Investors, L.P. and MSCP III 892 Investors, L.P.
(b) Includes 7,318 common stock options and 292 preferred stock options exercisable within 60 days.
(c) Includes 3,993 common stock options and 175 preferred stock options exercisable within 60 days.
(d)  Includes 931 common stock options and exercisable within 60 days.
(e)  Includes 1,170 common stock options exercisable within 60 days.
(f) Includes 1,976 common stock options and 88 preferred stock options exercisable within 60 days.
(g) Includes 17,814 common stock options and 555 preferred stock options exercisable within 60 days.

ITEM 13.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stockholders' Agreement. Holdings, The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II"), other entities affiliated with Morgan Stanley Dean Witter and Co. ("MSDW") and other stockholders of Holdings entered into an amended and restated stockholders' agreement, dated as of August 14, 1995. The stockholders' agreement includes provisions requiring the delivery of certain shares of Holdings' common stock from the "Purchasers", as defined in the stockholders' agreement, which includes MSLEF II, certain institutional investors and members of management, to Holdings, depending upon the return realized by the Purchasers on their investment, and thereafter from Holdings to the "Existing Holders", as defined in the stockholders' agreement. Depending upon the returns realized by the Purchasers on their investment, their interest in the Holdings' common stock could be reduced and the interest of the Existing Holders could be increased. The stockholders' agreement gives the Existing Holders, the right to designate a director of Holdings and the entities affiliated with MSDW also the right to designate a director. The stockholders' agreement contains rights of first refusal with regard to the issuance by Holdings of equity securities and sales by the stockholders of equity securities of Holdings owned by them, specified tag along and drag along provisions and registration rights. The stockholders' agreement also restricts our ability to enter into affiliate transactions unless the transaction is fair and reasonable, with terms no less favorable to us than if the transaction was completed on an arm's length basis.

Tax Sharing Agreement

Holdings and Graphics are parties to a tax sharing agreement effective July 27, 1989. Under the terms of the agreement, Graphics (whose income is consolidated with that of Holdings for federal income tax purposes) is liable to Holdings for amounts representing federal income taxes calculated on a "stand-alone basis". Each year Graphics pays to Holdings the lesser of (i) Graphics' federal tax liability computed on a stand-alone basis and (ii) its allocable share of the federal tax liability of the consolidated group. Accordingly, Holdings is not currently reimbursed for the separate tax liability of Graphics to the extent Holdings' losses reduce consolidated tax liability. Reimbursement for the use of such Holdings' losses will occur when the losses may be used to offset Holdings' income computed on a stand-alone basis. Graphics has also agreed to reimburse Holdings in the event of any adjustment (including interest or penalties) to consolidated income tax returns based upon Graphics' obligations with respect thereto. No reimbursement obligation currently exists between Graphics and Holdings. Also under the terms of the tax sharing agreement, Holdings has agreed to reimburse Graphics for refundable federal income tax equal to an amount which would be refundable to Graphics had Graphics filed separate federal income tax returns for all years under the agreement. Graphics and Holdings have also agreed to treat foreign, state and local income and franchise taxes for which there is consolidated or combined reporting in a manner consistent with the treatment of federal income taxes as described above.

Other

MS&Co. is affiliated with entities that beneficially own a substantial majority of the outstanding shares of capital stock of Holdings. As of March 31, 2002, Morgan Stanley Senior Funding, Inc. has a $9.6 million participation in the Bank Credit Agreement. Morgan Stanley Senior Funding, Inc. received interest payments for the fiscal year ended March 31, 2002 based on its participation during the course of the year.

                                     PART IV

ITEM 14.      EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)           The following documents are filed as a part of this Report:

                       Reports of Independent Auditors

              1 and 2. Financial Statements: The following Consolidated Financial Statements of Holdings are included in
                          Part II, Item 8:

                          Consolidated balance sheets - March 31, 2002 and 2001

                          For the Years Ended March 31, 2002, 2001 and 2000:

                               Consolidated statements of income
                               Consolidated statements of stockholders' deficit Consolidated statements of cash flows

                               Notes to Consolidated Financial Statements

                          Financial Statement Schedules: The following financial statement schedules of Holdings are filed as a part of this Report.

     Schedules                                                          Page No.
     ---------                                                          --------

I.   Condensed Financial Information of Registrant:
     Condensed Financial Statements (parent company only) for the years ended
     March 31, 2002, 2001 and 2000 and as of March 31, 2002 and 2001..........62

II.  Valuation and qualifying accounts........................................67


     Schedules not listed above have been omitted because they are not applicable or are not required, or the information required to be set-forth therein is included in the Consolidated Financial Statements or notes thereto.

3. Exhibits: The exhibits listed on the accompanying Index to Exhibits immediately following the financial statement schedules are filed as part of, or incorporated by reference into, this Report.


Exhibit
  No.     Description
-------   -----------
3.1       Certificate of Incorporation of Graphics, as amended to date*
3.2       By-laws of Graphics, as amended to date*
3.3       Restated Certificate of Incorporation of Holdings, as amended to date*
3.4       By-laws of Holdings, as amended to date*
4.1 Indenture (including the form of Note), dated as of August 15, 1995, among Graphics, Holdings and NationsBank of Georgia, National Association, as Trustee**
10.1 Credit Agreement, dated as of August 15, 1995 and Amended and Restated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc. as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto++++
10.1(a) June 8, 1998, First Amendment to Amended and Restated Credit Agreement dated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc. as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto++++
10.1(b) February 3, 1999, Second Amendment to Amended and Restated Credit Agreement dated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc. as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto****

10.1(c) November 9, 1999, Third Amendment to Amended and Restated Credit Agreement dated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc. as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto+++

10.1(d) January 26, 2001, Fourth Amendment of Amended and Restated Credit Agreement dated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc. as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto+++++
10.1(e) March 21, 2002, Fifth Amendment to Amended and Restated Credit Agreement dated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc. as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto
10.2 Employment Agreement, dated as of October 19, 1998, between Graphics and Stephen M. Dyott***
10.3      Severance Letter, dated August 1, 1999, between Graphics and Stuart
          Reeve***
10.4      Severance Letter, dated July 15, 1998, between Graphics and Joseph
          M. Milano+
10.5      Severance Letter, dated July 15, 1998, between Graphics and
          Timothy M. Davis+
10.6 Severance Letter, dated September 1, 1995, between Graphics and Larry Williams+
10.6(a) Amendment to Severance Letter, dated June 3, 1999, between Graphics and Larry Williams*****
10.7 Amended and Restated Stockholders' Agreement, dated as of August 14, 1995, among Holdings, the Morgan Stanley Leveraged Equity Fund II, L.P., Morgan Stanley Capital Partners III, L.P. and the additional parties named therein**
10.7(a) Amendment No. 1, dated January 16, 1998, to Amended and Restated Stockholders' Agreement dated as of August 14, 1995, among Holdings, the Morgan Stanley Leveraged Equity Fund II, L.P., Morgan Stanley Capital Partners III, L.P., and the additional parties named herein++++
10.8      Stock Option Plan of Holdings++
10.9 Term Loan Agreement, dated as of June 30, 1997, among Holdings, Graphics, BT Commercial Corporation, as Agent, Bankers Trust Company, as Issuing Bank, and the parties signatory thereto++++
10.10     Holdings Common Stock Option Plan++++
10.11     Holdings Preferred Stock Option Plan++++
12.1      Statement Re: Computation of Ratio of Earnings to Fixed Charges
21.1      List of Subsidiaries

------------
* Incorporated by reference from Amendment No. 2 to Form S-1 filed on October 4, 1993 - Registration number 33-65702.
+ Incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended March 31, 1999 - Commission file number 33-97090.
** Incorporated by reference from Form S-4 filed on September 19, 1995 - Registration number 33-97090.
++ Incorporated by reference from Amendment No. 2 to Form S-4 filed on November 22, 1995 - Registration number 33-97090.
*** Incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended March 31, 2000 - Commission file number 33-97090.
+++ Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended December 31, 1999 - Commission file number 33-97090.
**** Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended December 31, 1998 - file number 33-97090.
++++ Incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended March 31, 1998 - Commission file number 33-97090.
***** Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 - Commission file number 33-97090.
+++++ Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended December 31, 2000 - Commission file number 33-97090.

(b)     Reports on Form 8-K:
        -------------------

        The following report on Form 8-K was filed during the fourth quarter of Fiscal Year 2002:

         1. Form 8-K filed with the Securities and Exchange Commission on February 6, 2002 under Item 5 to announce ACG's financial results for the twelve month period ended December 31, 2001.

        ACG did not file any other reports on Form 8-K during the three months ended March 31, 2002.

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                               ACG HOLDINGS, INC.
                               Parent Company Only
                            Condensed Balance Sheets
                             (Dollars in thousands)

                                                           March 31,
                                                    ------------------------
                                                      2002           2001
                                                    ----------     ---------
Assets
------

  Current assets:

     Receivable from subsidiary                     $      26          466

     Income taxes receivable                              611           41
                                                     ---------    ---------
                Total assets                        $     637          507


Liabilities and Stockholders' Deficit
-------------------------------------

Liabilities of subsidiary in excess of assets       $  96,657       86,374
                                                     ---------    ---------
  Total liabilities                                    96,657       86,374

Stockholders' deficit:

   Common stock, voting, $.01 par value,
      5,852,223 shares authorized, 143,399
      shares issued and outstanding                         1            1

   Preferred stock, $.01 par value, 15,823
      shares authorized, 3,617 shares Series
      AA convertible preferred stock issued
      and outstanding, $39,442,551 liquidation
      preference, and 1,606 shares Series BB
      convertible preferred stock issued and
      outstanding, $17,500,000 liquidation
      preference                                           --           --


   Additional paid-in capital                          58,500       58,370

   Accumulated deficit                               (140,340)    (141,062)

   Other accumulated comprehensive loss, net of tax   (14,181)      (3,176)
                                                     --------     ---------
        Total stockholders' deficit                   (96,020)     (85,867)
                                                     --------     ---------

   Commitments and contingencies

        Total liabilities and stockholders' deficit  $    637          507
                                                     ========     =========





See accompanying notes to condensed financial statements.

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                               ACG HOLDINGS, INC.
                               Parent Company Only
                         Condensed Statements of Income
                                 (In thousands)





                                                    Year ended March 31,
                                             ---------------------------------
                                                2002       2001         2000
                                             ---------   --------    ---------


Equity in income of subsidiary               $  722       24,423       9,470
                                             ---------   --------    ---------
          Net income                         $  722       24,423       9,470
                                             =========   ========    =========














See accompanying notes to condensed financial statements.

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                               ACG HOLDINGS, INC.
                              Parent Company Only
                       Condensed Statements of Cash Flows
                                 (In thousands)






                                              Year ended March 31,
                                      ---------------------------------
                                         2002        2001       2000
                                      ----------  ---------  ----------
Cash flows from operating activities  $     --          --          --

Cash flows from investing activities        --          --          --

Cash flows from financing activities        --          --          --

                                       ---------  ---------  ----------

                  Net change in cash  $     --          --          --
                                       =========  =========  ==========






See accompanying notes to condensed financial statements.

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                               ACG HOLDINGS, INC.
                               Parent Company Only
                     Notes to Condensed Financial Statements

Description of ACG Holdings, Inc.

Our company was formed in April 1989 under the name GBP Holdings, Inc. to effect the purchase of all the capital stock of GBP Industries, Inc. from its stockholders in a leveraged buyout transaction. In October 1989, GBP Holdings, Inc. changed its name to Sullivan Holdings, Inc. and GBP Industries, Inc. changed its name to Sullivan Graphics, Inc. Effective June 1993, Sullivan Holdings, Inc. changed its name to Sullivan Communications, Inc. Effective July 1997, Sullivan Communications, Inc. changed its name to ACG Holdings, Inc. ("Holdings") and Sullivan Graphics, Inc. changed its name to American Color Graphics, Inc. ("Graphics").

Holdings has no operations or significant assets other than its investment in Graphics. Holdings is dependent upon distributions from Graphics to fund its obligations. Under the terms of its debt agreements at March 31, 2001, Graphics' ability to pay dividends or lend to Holdings is either restricted or prohibited, except that Graphics may pay specified amounts to Holdings to fund the payment of Holdings' obligations pursuant to a tax sharing agreement (see note 4).

On April 8, 1993 (the "Acquisition Date"), pursuant to an Agreement and Plan of Merger dated as of March 12, 1993, as amended (the "Merger Agreement"), between Holdings and SGI Acquisition Corp. ("Acquisition Corp."), Acquisition Corp. was merged with and into Holdings (the "Acquisition"). Acquisition Corp. was formed by The Morgan Stanley Leveraged Equity Fund II, L.P., certain institutional investors, and certain members of management (the "Purchasing Group") for the purpose of acquiring a majority interest in Holdings. Acquisition Corp. acquired a substantial and controlling majority interest in Holdings in exchange for $40 million in cash. In the Acquisition, Holdings continued as the surviving corporation and the separate corporate existence of Acquisition Corp. was terminated.

In connection with the Acquisition, the existing consulting agreement with the managing general partner of Holdings' majority stockholder was terminated and the related liabilities of Holdings were canceled. The agreement required Holdings to make minimum annual payments of $1 million for management advisory services subject to limitations in Graphics' debt agreements. No amounts were paid during the periods presented in these condensed financial statements.

     1.   Basis of Presentation

          The accompanying condensed financial statements (parent company only) include the accounts of Holdings and its investments in Graphics accounted for in accordance with the equity method, and do not present the financial statements of Holdings and its subsidiary on a consolidated basis. These parent company only financial statements should be read in conjunction with ACG's consolidated financial statements. The Acquisition was accounted for under the purchase method of accounting applying the provisions of Accounting Principles Board Opinion No. 16 ("APB 16").

     2.   Guarantees

          As set forth in ACG's consolidated financial statements, a substantial portion of Graphics' long-term obligations has been guaranteed by Holdings.

          Holdings has guaranteed Graphics' indebtedness under the Bank Credit Agreement, which guarantee is secured by a pledge of all of Graphics' stock. Borrowings under the Bank Credit Agreement are secured by substantially all assets of Graphics. Holdings is restricted under its guarantee of the Bank Credit Agreement from, among other things, entering into mergers, acquisitions, incurring additional debt, or paying cash dividends.

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                               ACG HOLDINGS, INC.
                               Parent Company Only
                     Notes to Condensed Financial Statements

          On August 15, 1995, Graphics issued $185 million of Senior Subordinated Notes (the "Notes") bearing interest at 12 3/4% and maturing August 1, 2005. The Notes are guaranteed on a senior subordinated basis by Holdings and are subordinate to all existing and future senior indebtedness, as defined, of Graphics.

     3.   Dividends from Subsidiaries and Investees

          No cash dividends were paid to Holdings from any consolidated subsidiaries, unconsolidated subsidiaries or investees accounted for by the equity method during the periods reflected in these condensed financial statements.

     4.   Tax Sharing Agreement

          Holdings and Graphics are parties to a tax sharing agreement effective July 27, 1989. Under the terms of the agreement, Graphics (whose income is consolidated with that of Holdings for federal income tax purposes) is liable to Holdings for amounts representing federal income taxes calculated on a "stand-alone basis". Each year Graphics pays to Holdings the lesser of (i) Graphics' federal tax liability computed on a stand-alone basis and (ii) its allocable share of the federal tax liability of the consolidated group. Accordingly, Holdings is not currently reimbursed for the separate tax liability of Graphics to the extent Holdings' losses reduce consolidated tax liability. Reimbursement for the use of such Holdings' losses will occur when the losses may be used to offset Holdings' income computed on a stand-alone basis. Graphics has also agreed to reimburse Holdings in the event of any adjustment (including interest or penalties) to consolidated income tax returns based upon Graphics' obligations with respect thereto. Also, under the terms of the tax sharing agreement, Holdings has agreed to reimburse Graphics for refundable federal income taxes equal to an amount which would be refundable to Graphics had Graphics filed separate federal income tax returns for all years under the agreement. Graphics and Holdings have also agreed to treat foreign, state and local income and franchise taxes for which there is consolidated or combined reporting in a manner consistent with the treatment of federal income taxes as described above.

     5.   Refinancing Transaction

          ACG has a $145 million credit facility with a syndicate of lenders (the "Bank Credit Agreement"), providing for a $70 million revolving credit facility which is not subject to a borrowing base limitation (the "Revolving Credit Facility") maturing on March 31, 2004, a $25 million amortizing term loan facility maturing on March 31, 2004 (the "A Term Loan Facility") and a $50 million amortizing term loan facility maturing on March 31, 2005 (the "B Term Loan Facility").

          Interest under the Bank Credit Agreement is floating based upon existing market rates plus agreed upon margin levels. In addition, ACG is obligated to pay specific commitment and letter of credit fees. Such margin levels and fees reduce over the term of the agreement subject to the achievement of certain Leverage Ratio measures.

          Borrowings under the Bank Credit Agreement are secured by substantially all of ACG's assets. In addition, Holdings has guaranteed the indebtedness under the Bank Credit Agreement, which guarantee is secured by a pledge of all of Graphics' and its subsidiaries' stock. The new agreement (1) requires satisfaction of certain financial covenants including Minimum Consolidated EBITDA, Consolidated Interest Coverage Ratio and Leverage Ratio requirements,
          (2) requires prepayments in certain circumstances including excess cash flows, proceeds from asset dispositions in excess of prescribed levels and certain capital structure transactions and (3) contains various restrictions and limitations on the following items: (a) the level of capital spending, (b) the incurrence of additional indebtedness, (c) mergers, acquisitions, investments and similar transactions and (d) dividends and other distributions. In addition, the agreement includes various other customary affirmative and negative covenants. Graphics' ability to pay dividends or lend funds to Holdings is restricted.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
ACG HOLDINGS, INC.


                                          Balance at                                                  Balance at
                                          Beginning        Expense/                    Other           End of
                                          of Period        (Income)     Write-offs   Adjustments       Period
                                          -----------      ----------    ----------   -----------      -----------
                                                                      (In thousands)

Fiscal Year ended March 31, 2002

   Allowance for doubtful accounts        $   3,905           (647)         (701)          --         $   2,557

   Reserve for inventory obsolescence     $     485            (62)          (33)          --         $     390

   Income tax valuation allowance         $  23,469             --            -- (a)     (123)        $  23,346



Fiscal Year ended March 31, 2001

   Allowance for doubtful accounts        $   2,945           1,452         (492)          --         $   3,905

   Reserve for inventory obsolescence     $     489             189         (193)          --         $     485

   Income tax valuation allowance         $  36,081              --           -- (b)  (12,612)        $  23,469



Fiscal Year ended March 31, 2000

   Allowance for doubtful accounts        $   2,860             783         (698)          --         $   2,945

   Reserve for inventory obsolescence     $     588             (99)          --           --         $     489

   Income tax valuation allowance         $  41,460              --           -- (c)   (5,379)        $  36,081


(a) The decrease in the valuation allowance primarily relates to projected future use of net operating loss carryforwards, partially offset by deferred tax assets related to an increase in the minimum pension liability.

(b) The decrease in the valuation allowance primarily relates to current year income for which no tax expense has been recorded and to projected future use of net operating loss carryforwards.

(c) The decrease in the valuation allowance primarily relates to current year income for which no tax expense has been recorded.

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrants have duly caused this Report to be signed on their behalf by the undersigned thereunto duly authorized.

                               ACG Holdings, Inc.

                         American Color Graphics, Inc.

                                                                    Date


                        /s/    Stephen M. Dyott                 June 27, 2002
                        --------------------------------     -------------------
                                Stephen M. Dyott
                 Chairman, President and Chief Executive Officer
                               ACG Holdings, Inc.
                      Chairman and Chief Executive Officer
                          American Color Graphics, Inc.
        Director of ACG Holdings, Inc. and American Color Graphics, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



      Signature                      Title                         Date
    -------------                  ---------                     ---------


/s/ Joseph M. Milano          Executive Vice President         June 27, 2002
------------------------      Chief Financial Officer          -------------
   (Joseph M. Milano)



/s/  Patrick W. Kellick      Senior Vice President/            June 27, 2002
------------------------      Corporate Controller             -------------
    (Patrick W. Kellick)      Assistant Secretary
                          (Principal Accounting Officer)



/s/  James S. Hoch                Director                     June 27, 2002
-----------------------                                        -------------
    (James S. Hoch)


/s/  Eric T. Fry                  Director                     June 27, 2002
-----------------------                                        -------------
    (Eric T. Fry)

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.          Indemnification of Directors and Officers.

Graphics

         The Business Corporation Law of the State of New York (the "New York Law") permits indemnification of directors, employees and agents of corporations under certain conditions and subject to certain limitations. Pursuant to the New York Law, Graphics has included in its Certificate of Incorporation and bylaws a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care to the fullest extent permitted by the New York Law and to provide that Graphics shall indemnify its directors and officers to the fullest extent permitted by the New York Law.

Holdings

         The General Corporation Law of the State of Delaware (the "Delaware Law") permits indemnification of directors, employees and agents of corporations under certain conditions and subject to certain limitations. Pursuant to the Delaware Law, Holdings has included in its Restated Certificate of Incorporation and bylaws a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care to the fullest extent permitted by the Delaware Law and to provide that Holdings shall indemnify its directors and officers to the fullest extent permitted by the Delaware Law.

         Each party to the Stockholders' Agreement has agreed that no past, current or future director or officer of Holdings shall have any liability (whether direct or indirect, in contract, tort or otherwise) to such party arising out of or relating to any action or omission of such director or officer in his or her capacity as a director or officer of Holdings, except to the extent that any loss, claim, damage or liability is found in a final judgment of a court to have resulted from such director's or officer's bad faith, willful misconduct or gross negligence. Furthermore, each party to the Stockholders' Agreement will discharge and release each such director and officer from, and waive and relinquish any and all rights to, any and all claims, demands, rights of action or causes of action arising out of or relating to any action or omission of such director or officer in his or her capacity as a director or officer of Holdings, except to the extent that any loss, claim, damage or liability is found in a final judgment of a court to have resulted from such director's or officer's bad faith, willful misconduct or gross negligence.

Item 15.          Recent Sales of Unregistered Securities.

         See Item 5 of Part II of the Annual Report attached as Appendix 1 to the Prospectus.

Item 16.          Exhibits and Financial Statement Schedules.

      (a)         Exhibits.

         3.1      Certificate of Incorporation of Graphics, as amended to date*

         3.2      By-laws of Graphics, as amended to date*

         3.3 Restated Certificate of Incorporation of Holdings, as amended to date**

         3.4      By-laws of Holdings, as amended to date*

         4.1 Indenture (including the form of New Note), dated as of August 15, 1995, among Graphics, Holdings and NationsBank of Georgia, National Association, as Trustee**

         5.1 Opinion of Shearman & Sterling regarding the legality of the securities being registered++

         8.1      Opinion of Shearman & Sterling regarding tax matters++

         10.1 Credit Agreement, dated as of August 15, 1995 and Amended and Restated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley

                  Senior Funding, Inc., as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto++++
         10.1(a) June 8, 1998, First Amendment to Amended and Restated Credit Agreement dated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto++++
         10.1(b) February 3, 1999, Second Amendment to Amended and Restated Credit Agreement dated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto****
         10.1(c) November 9, 1999, Third Amendment to Amended and Restated Credit Agreement dated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto+++
         10.1(d) January 26, 2001, Fourth Amendment of Amended and Restated Credit Agreement dated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto+++++
         10.1(e) March 21, 2002, Fifth Amendment to Amended and Restated Credit Agreement dated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc. as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto++++++
         10.2 Employment Agreement, dated as of October 19, 1998, between Graphics and Stephen M. Dyott******
         10.3 Severance Letter, dated August 1, 1999, between Graphics and Stuart Reeve******
         10.4 Severance Letter, dated July 15, 1998, between Graphics and Joseph M. Milano+
         10.5 Severance Letter, dated July 15, 1998, between Graphics and Timothy M. Davis+
         10.6 Severance Letter, dated September 1, 1995, between Graphics and Larry Williams+
         10.6(a) Amendment to Severance Letter, dated June 3, 1999, between Graphics and Larry Williams*****
         10.7 Amended and Restated Stockholders' Agreement, dated as of August 14, 1995, among Holdings, the Morgan Stanley Leveraged Equity Fund II, L.P., Morgan Stanley Capital Partners III, L.P. and the additional parties named therein**
         10.7(a) Amendment No. 1, dated January 16, 1998, to Stockholders' Agreement, dated as of August 14, 1995, among Holdings, the Morgan Stanley Leveraged Equity Fund II, L.P., Morgan Stanley Capital Partners III, L.P. and the additional parties named therein++++
         10.8     Stock Option Plan of Holdings++
         10.9 Term Loan Agreement, dated as of June 30, 1997, among Holdings, Graphics, BT Commercial Corporation, as Agent, Bankers Trust Company as Issuing Bank, and the parties signatory thereto++++
         10.10    Common Stock Option Plan of Holdings++++
         10.11    Preferred Stock Option Plan of Holdings++++
         12.1 Statements re: computation of ratio of earnings to fixed charges++++++
         21.1     List of Subsidiaries of Holdings++++++
         23.1     Consent of Ernst & Young LLP
         23.2 Consent of Shearman & Sterling (included in its opinion filed as Exhibit 5.1) ++
         24.1     Powers of Attorney**
         25.1 Statement of Eligibility of NationsBank of Georgia, National Association on Form T-1 (bound separately)**

---------------------

* Incorporated by reference from Amendment No. 2 to Form S-1 filed on October 4, 1993 - Registration number 33-65702.
** Incorporated by reference from Form S-4 filed on September 19, 1995 - Registration number 33-97090.
++ Incorporated by reference from Amendment No. 2 to Form S-4 filed on November 22, 1995 -- Registration number 33-97090.

++++ Incorporated by reference from the Annual Report on Form 10-K for fiscal year ended March 31, 1998 -- Commission file number 33-97090.
**** Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended December 31, 1998 -- Commission file number 33-97090.
+ Incorporated by reference from Annual Report on Form 10-K for fiscal year ended March 31, 1999 -- Commission file number 33-97090.
***** Incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 -- Commission file number 33-97090.
+++ Incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended December 31, 1999 -- Commission file number 33-97090.
****** Incorporated by reference from the Annual Report on Form 10-K for fiscal year ended March 31, 2000-- Commission file number 33-97090.
++++++ Incorporated by reference from the Annual Report on Form 10-K for fiscal year ended March 31, 2002-- Commission file number 33-97090.
+++++ Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended December 31, 2000 -- Commission file number 33-97090.

         (b)  Financial Statement Schedules.

         See Part IV of the Annual Report attached as Appendix 1 to the Prospectus.

Item 17.         Undertakings.

         The Registrants hereby undertake:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                   (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

              (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the provisions described above, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the paying by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, American Color Graphics, Inc. has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ridgefield, State of Connecticut, on July 16, 2002.

                                            AMERICAN COLOR GRAPHICS, INC.


                                            By: /s/ Joseph M. Milano
                                               ---------------------------------

                                               Joseph M. Milano
                                               Executive Vice President and
                                                 Chief Financial Officer

         Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on July 16, 2002.

Signature                                        Title
---------                                        -----


                 *                           Chairman, Chief Executive Officer,
----------------------------------------     President and Director
Stephen M. Dyott                             (Principal Executive Officer)




/s/ Joseph M. Milano                         Executive Vice President and Chief
----------------------------------------     Financial Officer
Joseph M. Milano                             (Principal Financial Officer)


                    *                        Senior Vice President/Corporate
----------------------------------------     Controller and Assistant Secretary
Patrick W. Kellick                           (Principal Accounting Officer)



/s/ James S. Hoch                            Director
----------------------------------------
James S. Hoch


/s/ Eric T. Fry                              Director
----------------------------------------
Eric T. Fry


*By:  /s/ Joseph M. Milano
      ----------------------------------
      Joseph M. Milano
      Attorney-in-fact

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, ACG Holdings, Inc. has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ridgefield, State of Connecticut, on July 16, 2002.

                                             ACG HOLDINGS, INC.


                                             By:  /s/ Joseph M. Milano
                                                --------------------------------

                                                Joseph M. Milano
                                                Executive Vice President and
                                                  Chief Financial Officer

         Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on July 16, 2002.

Signature                                        Title
---------                                        -----


                 *                           Chairman, Chief Executive Officer,
----------------------------------------     President and Director
Stephen M. Dyott                             (Principal Executive Officer)




/s/ Joseph M. Milano                         Executive Vice President and Chief
----------------------------------------     Financial Officer
Joseph M. Milano                             (Principal Financial Officer)


                    *                        Senior Vice President/Corporate
----------------------------------------     Controller and Assistant Secretary
Patrick W. Kellick                           (Principal Accounting Officer)



/s/ James S. Hoch                            Director
----------------------------------------
James S. Hoch


/s/ Eric T. Fry                              Director
----------------------------------------
Eric T. Fry


*By:  /s/ Joseph M. Milano
      ----------------------------------
      Joseph M. Milano
      Attorney-in-fact

                                  EXHIBIT INDEX

Exhibit No.       Description

    3.1       Certificate of Incorporation of Graphics, as amended to date*
    3.2       By-laws of Graphics, as amended to date*
    3.3 Restated Certificate of Incorporation of Holdings, as amended to date**
    3.4       By-laws of Holdings, as amended to date*
    4.1 Indenture (including the form of New Note), dated as of August 15, 1995, among Graphics, Holdings and NationsBank of Georgia, National Association, as Trustee**
    5.1 Opinion of Shearman & Sterling regarding the legality of the securities being registered++
    8.1       Opinion of Shearman & Sterling regarding tax matters++
    10.1 Credit Agreement, dated as of August 15, 1995 and Amended and Restated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc. as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto++++
    10.1(a) June 8, 1998, First Amendment to Amended and Restated Credit Agreement dated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto++++
    10.1(b) February 3, 1999, Second Amendment to Amended and Restated Credit Agreement dated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto****
    10.1(c) November 9, 1999, Third Amendment to Amended and Restated Credit Agreement dated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto+++
    10.1(d) January 26, 2001, Fourth Amendment of Amended and Restated Credit Agreement dated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto+++++
    10.1(e) March 21, 2002, Fifth Amendment to Amended and Restated Credit Agreement dated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc. as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto++++++
    10.2 Employment Agreement, dated as of October 19, 1998, between Graphics and Stephen M. Dyott******
    10.3 Severance Letter, dated August 1, 1999, between Graphics and Stuart Reeve******
    10.4      Severance Letter, dated July 15, 1998, between Graphics and Joseph
              M. Milano+
    10.5 Severance Letter, dated July 15, 1998, between Graphics and Timothy M. Davis+
    10.6 Severance Letter, dated September 1, 1995, between Graphics and Larry Williams+
    10.6(a) Amendment to Severance Letter, dated June 3, 1999, between Graphics and Larry Williams*****
    10.7 Amended and Restated Stockholders' Agreement, dated as of August 14, 1995, among Holdings, the Morgan Stanley Leveraged Equity Fund II, L.P., Morgan Stanley Capital Partners III, L.P. and the additional parties named therein**
    10.7(a) Amendment No. 1, dated January 16, 1998, to Stockholders' Agreement, dated as of August 14, 1995, among Holdings, the Morgan Stanley Leveraged Equity Fund II, L.P., Morgan Stanley Capital Partners III, L.P. and the additional parties named therein++++
    10.8      Stock Option Plan of Holdings++
    10.9 Term Loan Agreement, dated as of June 30, 1997, among Holdings, Graphics, BT Commercial Corporation, as Agent, Bankers Trust Company as Issuing Bank, and the parties signatory thereto++++
    10.10     Common Stock Option Plan of Holdings++++
    10.11     Preferred Stock Option Plan of Holdings++++
    12.1 Statements re: computation of ratio of earnings to fixed charges++++++

    21.1      List of Subsidiaries of Holdings++++++
    23.1      Consent of Ernst & Young LLP
    23.2 Consent of Shearman & Sterling (included in its opinion filed as Exhibit 5.1)++
    24.1      Powers of Attorney**
    25.1 Statement of Eligibility of NationsBank of Georgia, National Association on Form T-1 (bound separately)**

----------------
    * Incorporated by reference from Amendment No. 2 to Form S-1 filed on October 4, 1993-- Registration number 33-65702.
    ** Incorporated by reference from Form S-4 filed on September 19, 1995 - Registration number 33-97090.
    ++ Incorporated by reference from Amendment No. 2 to Form S-4 filed on November 22, 1995 -- Registration number 33-97090.
    ++++ Incorporated by reference from the Annual Report on Form 10-K for fiscal year ended March 31, 1998 -- Commission file number 33-97090.
    **** Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended December 31, 1998 -- Commission file number 33-97090.
    + Incorporated by reference from the Annual Report on Form 10-K for fiscal year ended March 31, 1999 -- Commission file number 33-97090.
    ***** Incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 -- Commission file number 33-97090.
    +++ Incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended December 31, 1999 -- Commission file number 33-97090.
    ****** Incorporated by reference from the Annual Report on Form 10-K for fiscal year ended March 31, 2000 -- Commission file number 33-97090.
    ++++++ Incorporated by reference from the Annual Report on Form 10-K for fiscal year ended March 31, 2002 -- Commission file number 33-97090.
    +++++ Incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended December 31, 2000 -- Commission file number 33-97090.


                                      II-2